 Exhibit 99.2

Resource Geosciences de Mexico SA de CV

 Summary Report on the Nevada Gold Project
Portfolio Comprising the Blackrock, Argentite,
Bellview and Horsethief Gold Projects, Nevada,
USA

Prepared for Bridgeport Ventures Inc.

by

Matthew D. Gray, Ph.D., C.P.G. #10688
Resource Geosciences de Mexico SA de CV

26 November 2010 Amended 7 December 2010

View looking east over Blackrock vein, exposed to left of drill road from right foreground to central midground.

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page i of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page ii of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page iii of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

List of Figures

List of Tables

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page iv of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

List of Appendices

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page v of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

3	SUMMARY

Fronteer Gold made available for purchase by Bridgeport Ventures Inc. a property portfolio which includes the Blackrock, Argentite, Bellview, and Horsethief gold prospects in Nevada. These four projects represented an attractive opportunity for Bridgeport to quickly acquire a land position in a productive gold producing region and offered exposure to a variety of gold deposit types and project risk levels. Bridgeport purchased the Blackrock, Argentite, Bellview, and Horsethief properties on 16 November 2010. Prior to their purchase by Bridgeport, the author conducted field reviews of the properties including independent sampling and confirmation mapping. The projects are prioritized in terms of exploration potential and development priority as follows:

1.	Blackrock, Lyon County.
	a.	Volcanic rock hosted epithermal gold system, Walker Lane province.
	b.	High priority target for high grade “bonanza vein” gold deposit minable by bulk underground methods.
	c.	Lower probability of open pit target.
	d.	Drill targets could be developed within weeks.
	e.	$ 700,000 USD recommended exploration budget.

2.	Argentite, Esmeralda County.
	a.	Volcanic rock hosted epithermal hot spring gold system, Walker Lane province.
	b.	High priority target for both open pit and underground gold targets.
	c.	Historic drilling supports model that untested sinter zones are underlain by potentially economic gold concentrations.
	d.	No drill testing east of Argentite Canyon in area of outcropping sinter.
	e.	$ 824,000 USD recommended exploration budget.

3.	Bellview, White Pine County.
	a.	Carlin style gold deposit, Carlin-Alligator Ridge trend.
	b.	High priority target on basis of geology, however priority reduced to moderate because of permitting issues related to US Forest Service land and incomplete land package.
c.

Permitting process for 10 drill sites has been initiated and permits are expected to be obtained in the fourth quarter of 2010. The permitted drill sites will allow testing of three targets developed by Fronteer Gold.

	d.	The property is “drill ready” as soon as permits are obtained.
	e.	$ 780,000 USD recommended exploration budget.

4.	Horsethief, Lincoln County.
	a.	Sedimentary rock hosted epithermal or Carlin style gold system.
	b.	Geology, geochemistry, and drill results support a target at stratigraphic levels below current outcrop or concealed by a veneer of post mineral volcanics.

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 1 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

c.	Will require geophysical surveys and drilling of blind targets under cover.
d.	$ 790,000 USD recommended exploration budget.

For the Blackrock, Argentite, Bellview, and Horsethief projects, a first phase exploration program, including a minimum of 15,500 m of drilling at a total cost of $3.1M USD, is recommended. A two stage work program, with the second stage conditional upon positive results from the first, considers the total Stage 1 budget of $3.1M USD with a Stage 2 budget of up to $3.4M USD, dependent upon the success of the Stage 1 programs.

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 2 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

4	INTRODUCTION AND TERMS OF REFERENCE

4.1	Introduction

Resource Geosciences de Mexico SA de CV (RGM) and Matthew D. Gray, the author of this report, were asked by Bridgeport Ventures Inc. to perform an independent evaluation of the Blackrock, Argentite, Bellview, and Horsethief gold properties located in Nevada, USA, and to provide Bridgeport Ventures with a technical report compliant with CSA National Instrument 43-101. This report has been prepared to meet Canadian Securities Administrators National Instrument 43-101 standards. The report provides a summary of the geology of each project and its potential to host economic mineral deposits.

This revised report, with Amended date 7 December 2010, differs from the version dated 26 November 2010, which was filed on SEDAR on 29 November 2010, in that this report has modifications to Items 4.3, 4.4. and 5, such modifications made to insure compliance with CSA NI43-101 policies regarding limitations on disclaimers.

4.2	Terms of Reference

This Technical Report has been prepared for Bridgeport Ventures Inc., a publicly traded company listed on the TSX Venture Exchange under symbol BPV. Matthew Gray, senior partner of RGM, an independent geosciences consulting firm contracted by Bridgeport Ventures Inc., visited the Nevada gold prospects, reviewed the available geologic data, and took independent samples in connection with the preparation of the Technical Report.

4.3	Purpose of Report

The purpose of this report is to provide an independent assessment of the Nevada gold prospect portfolio and to recommend an exploration program to enhance the economic potential of the project portfolio. This report was prepared following the guidelines of CSA National Instrument 43-101.

This Technical Report and all publications, exhibits, documentation, conclusions, and other work products obtained or developed by RGM for this Technical Report are for sole and exclusive use of Bridgeport Ventures Inc. However all reports, publications, exhibits, documentation, conclusions, and other work products obtained or developed by RGM during completion of this Technical Report shall be and remain the property of RGM. Unauthorized use or reuse by third parties of reports, publications, exhibits, documentation, conclusions, and other work products obtained or developed by RGM for the purposes of this Technical Report is prohibited. This Technical Report was prepared specifically for the purpose of complying with Canadian Securities Administrators National Instrument 43-101 and may be distributed to third parties and published without prior consent of RGM if the Technical Report is presented in its entirety without omissions or modifications, subject to the regulations of NI43-101.

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 3 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA
4.4	Sources of Information

In the preparation of this report the author has relied on his own observations and independent assay data, supplemented by information obtained through review of both published and unpublished documents and maps. In addition to the author’s own observations and assay data, sources of information regarding regional geology, mining history of the region, and topographic data, include:

  Geologic, geophysical, and assay data collected and published by the Nevada Bureau of Mines and Geology and the United States Geological Survey.

  Topographic and physiographic data collected and published by the United States Geological Survey.

  Private reports prepared for mining and exploration companies that have previously explored the projects, as referenced in this report.

Data that was not generated by the author has not been independently verified, except as noted in Item 16 of this report. Where information from unverified sources is relevant to interpretations and discussions of the economic potential of the project, the source of information is explicitly mentioned.

4.5	Field Examination and Data Review by the Qualified Person.

During the period 12 to 15 October 2010 the Qualified Person responsible for this report, Matthew D. Gray, Ph.D., C.P.G., President of Resource Geosciences de Mexico SA de CV, visited the prospects accompanied by Bridgeport C.E.O. Shastri Ramnath and Fronteer Gold geologists Gerald Baughman and Ken Raabe. On 20 October 2010 the author returned alone to the Blackrock and Argentite properties to conduct independent confirmation reviews and sampling. On 4 November 2010 the author, accompanied by Resource Geosciences de Mexico senior geologist Roman Solis, returned to the Bellview and Horsethief properties to conduct independent confirmation reviews and sampling.

Helicopter support was used to expedite the field review to an initial 3 day period, with an additional 2 days devoted to independent confirmation visits, as follows:

Date	Begin	Properties Visited	End	Participants
13 Oct 2010	Reno	Blackrock	Tonopah	M Gray S Ramnath Gerry Baughman

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Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

14 Oct 2010	Tonopah	Argentite, Horsethief	Elko	M Gray S Ramnath Gerry Baughman
15 Oct 2010	Elko	Bellview	Elko	M Gray S Ramnath Ken Raabe
20 Oct 2010	Carson City	Blackrock, Argentite	Elko	M Gray
4 Nov 2010	Elko	Bellview, Horsethief	Elko	M Gray R Solis

The purpose of the review was to examine property geology, the most important known mineral occurrences and historic inactive mine workings, and to collect independent geochemical samples of altered and mineralized areas.

Prior to the field visit and data review conducted for the purposes of this Technical Report, the author had been directly involved in mineral exploration programs in the region, but had not conducted examinations of these particular projects.

Fronteer Gold geologists Matt Lennox-King, Gerry Baughman, and Ken Raabe facilitated the author’s review of the projects and their cooperation and assistance is gratefully acknowledged.

4.6	Definitions and Translations

ASL	-	above sea level
BLM	-	Bureau of Land Management
Bridgeport	-	Bridgeport Ventures Inc.
C	-	centigrade
cm	-	centimeter
ft	-	feet
gpt	-	grams per ton, equivalent to ppm
km	-	kilometer
m	-	meter
M	-	million
Ma	-	million years before present
NAD	-	North American Datum
NBMG	-	Nevada Bureau of Mines and Geology
NV	-	Nevada
oz.	-	Troy Ounce
opt	-	Troy ounce per ton
ppm	-	parts per million, equivalent to grams per ton
RGM	-	Resource Geosciences de Mexico SA de CV

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 5 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

USD	-	United States Dollar
USFS	-	United States Forest Service
UTM	-	Universal Transverse Mercator
WGS84	-	World Geodetic System 1984 datum

4.7	Units

Historic data for the projects was generated by a multitude of operators who used both SI (metric) and Imperial units of measurement. When referencing historic data, both systems are utilized, therefore this report contains a non-aesthetic mix of units, referring to features of the same project at times using distance measurements of feet, meters, and kilometers. Similarly, assay data may be presented as parts per million (ppm) and its equivalent grams per ton (gpt), or ounces per ton (opt). Conversion factors for the different measurement units used in this report are:

1 foot	=	0.3038 meters
1 inch	=	2.54 cm
1 mile	=	1.6093 kilometers
1 meter	=	39.37 inches
1 meter	=	3.2808 feet
1 kilometer	=	0.6214 miles
1 kilometer	=	3,280.85 feet
1 gpt	=	1 ppm
1 gpt	=	0.02917 opt
1 hectare	=	2.47105 acres

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Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

5	RELIANCE ON OTHER EXPERTS

The professional opinions expressed in this report are based in part on data and information generated by and obtained from Fronteer Gold Corporation, its subcontractors, previous operators of the projects, and public domain sources. The author of this report has excercised all reasonable care in reviewing the supplied information and believes that the information provided is accurate. Data that was not generated by the author has not been independently verified, except as noted in Item 16 of this report. Where information from unverified sources is relevant to interpretations and discussions of the economic potential of the project, the source of information is explicitly mentioned. General information for the Blackrock, Argentite, Bellview, and Horsethief properties was obtained from the following sources:

Material	Source
Mining concession Information	Erwin and Thompson LLP, Reno, Nevada
Assay data, due diligence sampling by M Gray	ALS Chemex Laboratories Inc.
Regional geologic maps	United States Geological Survey; Nevada Bureau of Mines and Geology
Regional and local topographic data	United States Geological Survey

Historic exploration data was used in the interpretation of each property’s geologic setting and exploration potential. Historic exploration data was provided by the vendor of the properties, Fronteer Gold, with original data sources summarized as follows:

Property	Type of Work / Data / Information	Source	Original Source	Year
Blackrock	Rock Samples	Fronteer Gold project files	Placid Oil Company	1985
Blackrock	Soil Samples	Fronteer Gold project files	Placid Oil Company	1985
Blackrock	Stream Sediment	Fronteer Gold project files	Placid Oil Company	1985
Blackrock	VLF-EM Survey	Fronteer Gold project files	Placid Oil Company	1985
Blackrock	Trenching and sampling	Fronteer Gold project files	Almac Mineral Resources	1991
Blackrock	Geological Mapping	Fronteer Gold project files	Integrated Resources	1990
Blackrock	Rock Sampling	Fronteer Gold project files	Integrated Resources	1990
Blackrock	Soil Sampling	Fronteer Gold project files	Integrated Resources	1990
Blackrock	VLF-EM Survey	Fronteer Gold project files	Integrated Resources	1990
Blackrock	Total Field Magnetics	Fronteer Gold project files	Integrated Resources	1990

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 7 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

Blackrock	Trenching	Fronteer Gold project files	Integrated Resources	1990
Blackrock	Surface Sampling	Fronteer Gold project files	Meridian Gold Company	1999
Blackrock	Geological Mapping	Fronteer Gold project files	Teck Resources	2000
Blackrock	Rock and soil sampling	Fronteer Gold project files	Teck Resources	2000
Blackrock	Petrological Study	Fronteer Gold project files	Teck Resources	2000
Blackrock	Surface Samples	Fronteer Gold project files	Franco Nevada	2001
Blackrock	Surface Samples	Fronteer Gold project files	Pacific Rim Exploration	2001
Blackrock	Drilling	Fronteer Gold project files	Western Exploration	2001
Blackrock	Drilling	Fronteer Gold project files	New Dimension Res.	2008
Argentite	Geological Mapping	Fronteer Gold project files	Cordilleran Exploration	2004
Argentite	Drilling	Fronteer Gold project files	Camnor	1997
Argentite	Surface Mapping	Fronteer Gold project files	Camnor	1997
Bellview	Optioned	Fronteer Gold project files	Arctic Precious Metals	1979
Bellview	Soil and Rock Sampling	Fronteer Gold project files	Arctic Precious Metals	1980- 1985
Bellview	VLF-EM Survey	Fronteer Gold project files	Arctic Precious Metals	1980- 1985
Bellview	Mapping	Fronteer Gold project files	Arctic Precious Metals	1983
Bellview	Drilling	Fronteer Gold project files	Arctic Precious Metals	1983
Bellview	Resource Estimation	Fronteer Gold project files	Arctic Precious Metals	1983
Bellview	Drilling	Fronteer Gold project files	Silver State Mining	1986
Bellview	Rock Chip	Fronteer Gold project files	Pegasus Gold	1987
Bellview	Soil Sampling	Fronteer Gold project files	Teck	1987- 1991
Bellview	Rock Chip Sampling	Fronteer Gold project files	Teck	1987- 1991
Bellview	TFM Survey	Fronteer Gold project files	Teck	1987- 1991
Bellview	Geologic Mapping	Fronteer Gold project files	Teck	1987- 1991
Bellview	Drilling	Fronteer Gold project files	Teck	1987- 1991

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 8 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

Bellview	Resource Estimation	Fronteer Gold project files	Teck	1987- 1991
Bellview	Geologic Mapping	Fronteer Gold project files	Western States Minerals	1991- 1999
Bellview	Rock Chip	Fronteer Gold project files	Western States Minerals	1991- 1999
Bellview	Soil Geochemistry	Fronteer Gold project files	Western States Minerals	1991- 1999
Bellview	Drilling	Fronteer Gold project files	Western States Minerals	1991
Bellview	Drilling	Fronteer Gold project files	Western States Minerals	1993
Bellview	Drilling	Fronteer Gold project files	Western States Minerals	1995
Bellview	Drilling	Fronteer Gold project files	Homestake Mining	1996
Horsethief	Rock sampling	Fronteer Gold project files	Canyon Resources / Copper Range Exploration	1981
Horsethief	Drilling	Fronteer Gold project files	Canyon Resources / Copper Range Exploration	1982- 1984
Horsethief	Geological Mapping	Fronteer Gold project files	Canyon Resources / Copper Range Exploration	1982- 1984

Appropriate scientific methods and best professional judgment were utilized in the collection and interpretation of data discussed in this report. However, users of this report are cautioned that the evaluation methods used herein are subject to inherent uncertainties and assumptions, over which the authors have no control. These uncertainties and assumptions are stated herein. Users of this report are hereby advised to be aware of and understand these uncertainties and assumptions.

Opinions regarding validity and ownership of title of the mining claims that comprise the four projects reviewed in this report were provided by Bridgeport’s legal counsel, Erwin and Thompson LLP of Reno, Nevada.

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 9 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

6	PROPERTY DESCRIPTION AND LOCATION

All geographic references in this report utilize UTM Zone 11 and datum NAD 83 unless otherwise stated. Some of the historic data was collected using datum NAD27 thus tabulations of historic data may use this datum and is noted as such. Property locations are shown in Figure 6.1 and detailed property descriptions are presented herein as follows.

6.1	Area and Location

6.1.1	Blackrock

County:	Lyon County, NV

Coordinates:	287,888E, 4,342,914N UTM Zone 11 NAD83

Relation to Major Cities:	47 km southeast of Reno, NV

27 km east-northeast of the state capital Carson City, NV

Size:	100.34 hectares (247.93 acres)

6.1.2	Argentite

County:	Esmeralda County, NV

Coordinates:	426,984E, 4,179,876N UTM Zone 11 NAD83

Relation to Major Cities:	261 km southeast of Reno, NV

295 km northwest of Las Vegas, NV

63 km southwest of Tonopah, NV

Size:	66.89 hectares (165.29 acres)

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 10 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

BRIDGEPORT
VENTURES INC
PROJECT
LOCATION MAP
Date November 2010
Scale Graphic
Resource Geosciences de México SA de CV
LEGEND
Argentite
Location project
Active gold mine
Mine or district with
>1M oz Au production and reserves
> 0.1M oz Au production and reserves
Beatty
Main city
Main highway
Highway
Train tracks
GRAPHIC SCALE
0 25 50 miles
0 25 50 kilometres
USA
CANADA
MEXICO
Bellview
Blackrock
Horsethief
Argentite
Winnemucca
Wells
Elko
Carlin
Gerlach
Lovelock
Reno
Sparks
Carson City
Minden
Fallon
Austin
Eureka
Ely
Hawthorne
Tonopah
Goldfield
Pioche
Caliente
Beatty
Las Vegas
Henderson
Searchlight
42°
41°
40°
39°
38°
37°
36°
120°
119°
118°
117°
116°
115°
114°

Figure 6.1. Nevada gold project portfolio location map.

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 11 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

6.1.3	Bellview

County:	White Pine County, NV

Coordinates:	616,828E, 4,438,341N UTM Zone 11 NAD83

Relation to Major Cities:	363 km east-northeast of Reno, NV

85 km south-southeast of Elko, NV

Size:	approximately 1095 hectares (443 acres)

6.1.4	Horsethief

County:	Lincoln County, NV

Coordinates:	741,187E, 4,211,966N UTM Zone 11 NAD83

Relation to Major Cities:	223 km northeast of Las Vegas, NV

19 km northeast of Pioche, NV

Size:	371.90 hectares (150.50 acres)

6.2	Claims and Title

Mining and exploration rights on Federal and some private lands in the United Sates are controlled by the Federal Government. Mineral rights for all four properties discussed in this report are held via unpatented mining claims on Federal land. Private parties can obtain mineral rights via solicitation of a mining claim and fulfillment of filing fees and tax payments. To maintain a claim in good standing, Federal and Nevada State law require that assessment expenditures of $140 USD per claim per annum be incurred or the equivalent amount be paid to the US Bureau of Land Management, in addition, filing fees are payable to the State and to the County in which the claims are located. The Nevada State Legislature has enacted a temporary “windfall” filing fee tax on mining concessions under which filing fees are currently determined based on the number of claims held in each county. In July 2011, this sliding scale fee system is set to expire and annual filing fees would revert to $10.50 USD per claim per annum. The current filing fee schedule is detailed in Table 6.1.

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 12 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

Table 6.1. State and County Mining Claim Annual Filing Fees.

Number of claims	Fee (USD)
0 to 11	0
11 to 199	70
199 to 1300	85
1300 or greater	195

On 25 October 2010 Fronteer Gold, a publically traded Canadian company listed on the TSX and NYSE Amex exchanges as FRG, and Bridgeport Ventures announced a definitive agreement by which Fronteer Gold will sell a 100% interest in ten gold properties, including the Blackrock, Argentite, Bellview, and Horsethief gold properties discussed in this report, to Bridgeport. Under the terms of the Agreement, Bridgeport Ventures will issue an aggregate of 4.5 million common shares as consideration for the sale. In addition, Fronteer Gold will reserve a 2% Net Smelter Return royalty on each of the ten projects. At the close of trading on October 22, 2010, the share consideration was valued at $5.6 million. The transaction was subject to customary regulatory approvals and closed on 16 November 2010.

The mining concessions being sold by Fronteer Gold that comprise the four properties discussed in this report are summarized in Tables 6.2 through 6.5 and shown in Figures 6.2 through 6.6. Bridgeport has staked additional claims at the Argentite project as shown in Figure 6.4. M Gray and Resource Geosciences de Mexico are not Qualified Persons for assessing the validity and ownership of mineral rights. Bridgeport has retained legal counsel Erwin and Thompson LLP of Reno, Nevada to investigate title validity and ownership of the claims comprising the four projects discussed in this report. Bridgeport’s legal advisors are of the opinion that Fronteer Gold held valid rights to the mining claims comprising the Blackrock, Argentite, Bellview, and Horsethief properties.

Table 6.2. Mining Concessions, Blackrock project.

Black Rock Project
Claim Name	Location Date	Filed County	Document No.	Filed BLM	BLM Serial No.
North Como 1	17-Sep-1999	02-Nov-1999	240898	28-Oct-1999	NMC808099
North Como 2	17-Sep-1999	02-Nov-1999	240899	28-Oct-1999	NMC808100
North Como 3	20-Oct-1999	02-Nov-1999	240900	28-Oct-1999	NMC808101
North Como 4	20-Oct-1999	02-Nov-1999	240901	28-Oct-1999	NMC808102
North Como 5	20-Oct-1999	02-Nov-1999	240902	28-Oct-1999	NMC808103
North Como 6	20-Oct-1999	02-Nov-1999	240903	28-Oct-1999	NMC808104
North Como 7	20-Oct-1999	02-Nov-1999	240904	28-Oct-1999	NMC808105
North Como 8	20-Oct-1999	02-Nov-1999	240905	28-Oct-1999	NMC808106
North Como 9	20-Oct-1999	02-Nov-1999	240906	28-Oct-1999	NMC808107
North Como 10	20-Oct-1999	02-Nov-1999	240907	28-Oct-1999	NMC808108
North Como 11	20-Oct-1999	02-Nov-1999	240908	28-Oct-1999	NMC808109
North Como 12	20-Oct-1999	02-Nov-1999	240909	28-Oct-1999	NMC808110

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Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

6283AT
288,500
289,000

N
W E
S

0 200 400 600 800 1,000
Feet
0 50 100 150 200 250
Meters

UTM Zone 11, NAD 1983

Legend

Claim block boundary

prepared by
Resource Geosciences de Mexico

Bridgeport Ventures Inc.

Blackrock Project
Lyon County, NV

Claim Map

Date: 12 Nov 2010

Figure 6.2. Claim map, Blackrock Project.

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 14 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

Table 6.3. Mining Concessions, Argentite project.

Argentite Project
Claim Name	Location Date	Filed County	Document No.	Filed BLM	BLM Serial No.
SP II	01-Sep-2007				NMC970595
Marty 1	01-Sep-2007				NMC970596
Marty 2	01-Sep-2007				NMC970597
Marty 3	01-Sep-2007				NMC970598
Marty 4	01-Sep-2007				NMC970599
Marty 5	01-Sep-2007				NMC970600
Marty 6	01-Sep-2007				NMC970601
Marty 7	01-Sep-2007				NMC970602

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Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

4,180,000
4,179,000
436,000
437,000
Canyon
7966T
8350
8000
4WD
SP 11
MARTY 3
MARTY 5
MARTY 1
MARTY 4
MARTY 6
MARTY 2
MARTY 7
N
W
E
S
0 200 400 600 800 1,000
Feet
0 50 100 150 200 250
Meters
UTM Zone 11, NAD 1983
Legend
Claim block
prepared by
Resource Geosciences de Mexico
Bridgeport Ventures Inc.
Argentite Project
Esmeralda County, NV
Claim Map
Date: 8 Nov 2010

Figure 6.3. Claim map, Argentite Project, Fronteer Gold claims.

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 16 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

4,181,000
4,180,000
4,179,000
427,000
428,000
sinter zone
SP 11
MARTY 3
MARTY 5
MARTY 1
MARTY 4
MARTY 6
MARTY 2
MARTY 7

N
W E
S

0 200 400 600 800 1,000
Feet
0 50 100 150 200 250
Meters

UTM Zone 11, NAD 1983

Map showing limit of claim block staked by BPV (red polygon). and Fronteer Gold claims prepared by
Resource Geosciences de Mexico

Bridgeport Ventures Inc.
Argentite Project
Esmeralda County, NV

Claim Map

Date: 8Nov 2010

Figure 6.4. Claim block boundary, Argentite project showing limit of claims staked by Bridgeport.

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 17 of 134

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Projects, Nevada, USA

Table 6.4. Mining Concessions, Bellview project.

Bellview Project
Claim Name	Location Date	Filed County	Book	Page	Document No.	Filed BLM	BLM Serial No.
CS -1	12-03-1999	02-07-2010	310	167	307675	02-03-2000	813108
CS -2	12-03-1999	02-07-2010	310	168	307677	02-03-2000	813109
CS -3	12-03-1999	02-07-2010	310	169	307676	02-03-2000	813110
CS -4	12-03-1999	02-07-2010	310	170	307678	02-03-2000	813111
CS -5	12-03-1999	02-07-2010	310	171	307679	02-03-2000	813112
CS -6	12-03-1999	02-07-2010	310	172	307680	02-03-2000	813113
CS -7	12-03-1999	02-07-2010	310	173	307681	02-03-2000	813114
CS -8	12-03-1999	02-07-2010	310	174	307682	02-03-2000	813115
CS -9	12-03-1999	02-07-2010	310	175	307683	02-03-2000	813116
CS -10	12-01-1999	02-07-2010	310	176	307684	02-03-2000	813117
CS -11	12-01-1999	02-07-2010	310	177	307685	02-03-2000	813118
CS -12	12-01-1999	02-07-2010	310	178	307686	02-03-2000	813119
CS -13	12-01-1999	02-07-2010	310	179	307687	02-03-2000	813120
CS -14	12-01-1999	02-07-2010	310	180	307688	02-03-2000	813121
CS -15	12-01-1999	02-07-2010	310	181	307689	02-03-2000	813122
CS -16	12-01-1999	02-07-2010	310	182	307690	02-03-2000	813123
CS -17	12-01-1999	02-07-2010	310	183	307691	02-03-2000	813124
CS -18	12-01-1999	02-07-2010	310	184	307692	02-03-2000	813125
CS -19	12-01-1999	02-07-2010	310	185	307693	02-03-2000	813126
CS -20	12-01-1999	02-07-2010	310	186	307694	02-03-2000	813127
CS -21	12-01-1999	02-07-2010	310	187	307695	02-03-2000	813128
CS -22	12-01-1999	02-07-2010	310	188	307696	02-03-2000	813129
CS -23	12-01-1999	02-07-2010	310	189	307697	02-03-2000	813130
CS -24	12-01-1999	02-07-2010	310	190	307698	02-03-2000	813131
CS -25	12-01-1999	02-07-2010	310	191	307699	02-03-2000	813132
CS -26	12-01-1999	02-07-2010	310	192	307700	02-03-2000	813133
CS -27	12-02-199	02-07-2010	310	193	307701	02-03-2000	813134
CS -29	12-02-1999	02-07-2010	310	194	307702	02-03-2000	813135
CS -31	12-02-1999	02-07-2010	310	195	307703	02-03-2000	813136
CS -33	12-02-1999	02-07-2010	310	196	307704	02-03-2000	813137
CS -35	12-02-1999	02-07-2010	310	197	307705	02-03-2000	813138
CS -37	12-02-1999	02-07-2010	310	198	307706	02-03-2000	813139
CS -39	12-02-1999	02-07-2010	310	199	307707	02-03-2000	813140
CS -41	12-02-1999	02-07-2010	310	200	307708	02-03-2000	813141
CS -43	12-02-1999	02-07-2010	310	200-A	307709	02-03-2000	813142
CS-100	05-15-2004	07-27-2004	390	493	321774	07-23-2004	872628
CS-101	05-15-2004	07-27-2004	390	494	321775	07-23-2004	872629
CS-102	05-15-2004	07-27-2004	390	495	321776	07-23-2004	872630
CS-103	05-15-2004	07-27-2004	390	496	321777	07-23-2004	872631
CS-104	05-15-2004	07-27-2004	390	497	321778	07-23-2004	872632
CS-105	05-15-2004	07-27-2004	390	498	321779	07-23-2004	872633
CS-106	05-15-2004	07-27-2004	390	499	321780	07-23-2004	872634
CS-107	05-15-2004	07-27-2004	390	500	321781	07-23-2004	872635
Bellview Project 50% Interest
Claim Name	Location Date	Filed County	Book	Page	Document No.	Filed BLM	BLM Serial No.
Zillich # 1	04-24-1992	06-15-1992	199	1	278877	07-10-1992	653237
Zillich # 2	04-24-1992	06-15-1992	199	2	278878	07-10-1992	653238
Zillich # 3	04-24-1992	06-15-1992	199	3	278879	07-10-1992	653239
Matney # 1	04-24-1992	06-15-1992	199	20	278890	07-10-1992	653256
Matney # 2	04-24-1992	06-15-1992	199	21	278897	07-10-1992	653257
Bee # 9	04-24-1992	06-15-1992	199	32	278908	07-10-1992	653268
Ann	04-26-1992	06-15-1992	199	42	278918	07-10-1992	653278
Thor	04-24-1992	06-15-1992	199	43	278919	07-10-1992	653279
Bee # 14	04-26-1992	06-15-1992	199	37	278913	07-10-1992	653273
Paul	05-18-2004		39	122		06-22-2004	870935

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 18 of 134

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Projects, Nevada, USA

4,439,000
4,438,000
4,437,000
4,436,000
4,435,000
616,000
617,000
618,000
619,000
620,000
35
35
36
BEE # 6
WATNEY # 2
WATNEY # 1
PAUL
ZILLIOH # 3
ZILLIOH # 4
ZILLIOH # 2
THOR
Prospects
Prospect
Water
Canyon
Waterspout Spring
BEE # 14
Rye Grass Spring
Upper Cherry Spring
HUMBOLDT
NATIONAL FOREST
CS-1
CS-3
CS-5
CS-2
CS-4
CS-6
CS-7
CS-8
CS-9
CS-13
CS-15
CS-17
CS-19
CS-21
CS-23
CS-25
CS-10
CS-11
CS-12
CS-14
CS-16
CS-18
CS-20
CS-22
CS-24
CS-26
CS-27
CS-29
CS-31
CS-33
CS-35
CS-37
CS-39
CS-41
CS-43
CS 100
CS 102
CS 104
CS 106
CS 101
CS 103
CS 105
CS 107

N
W E
S

UTM Zone 11, NAD 1983

Bellview Property Claim Map

Meters
0 125 250 500 750 1,000

Feet
0 750 1,500 3,000 4,500

prepared by
Resource Geosciences de Mexico

Bridgeport Ventures Inc.
Bellview Project
White Pine County, NV

Date: 12 Nov 2010

Figure 6.5. Claim map, Bellview Project.

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 19 of 134

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Table 6.5. Mining Concessions, Horsethief project.

Horsethief Project
Claim Name	Location Date	Filed County	Document No.	Filed BLM	BLM Serial No.
HT 3	08-Sep-2007				NMC970603
HT 4	08-Sep-2007				NMC970604
HT 5	08-Sep-2007				NMC970605
HT 6	08-Sep-2007				NMC970606
HT 7	08-Sep-2007				NMC970607
HT 8	08-Sep-2007				NMC970608
HT 9	08-Sep-2007				NMC970609
HT 10	08-Sep-2007				NMC970610
HT 11	08-Sep-2007				NMC970611
HT 12	08-Sep-2007				NMC970612
HT 13	08-Sep-2007				NMC970613
HT 14	08-Sep-2007				NMC970614
HT 15	08-Sep-2007				NMC970615
HT 16	08-Sep-2007				NMC970616
HT 17	08-Sep-2007				NMC970617
HT 18	08-Sep-2007				NMC970618
HT 19	08-Sep-2007				NMC970619
HT 20	08-Sep-2007				NMC970620

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 20 of 134

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Horsethief Spring
6626
6600
4,212,000
×6504
6440
TRAIL
21
21
6400
6565
AIL
740,000
N
W
E
S
UTM Zone 11, NAD 1983
Horsethief Property Claim Map
Meters
0
125
250
500
750
1,000
Feet
0
500
1,000
2,000
3,000
4,000
prepared by
Resource Geosciences de Mexico
Bridgeport Ventures Inc.
Horsethief Project
Lincoln County, NV

Figure 6.6. Claim map, Horsethief Project.

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6.3	Surface Rights

The ownership of surface rights at the Blackrock, Argentite, and Horsethief projects is Federal, administered by the Bureau of Land Management.

The ownership of surface rights at the Bellview project is Federal, administered by the United States Forest Service.

6.4	Mineralization

Historic artisanal small mines and exploration workings are present within the Blackrock, Argentite, Bellview, and Horsethief properties. Nearly all are developed on zones of outcropping quartz veins or silicified carbonates (jasperoids). No metals are currently produced from any of the properties. The principal mineralized occurrences are described in Item 11 of this report.

6.5	Environmental Liability

Potential environmental liabilities associated with the historic exploration at the projects have not been investigated or verified by the author or RGM, but no significant environmental liabilities are apparent. Small abandoned shafts and unmineralized rock piles are present but are not generating acid drainage. Old drill roads and drill pads at the projects have been adequately reclaimed by previous explorers. There are no plant facilities present within the project areas, nor are tailings piles present.

6.6	Permits

Exploration activities at the Blackrock, Argentite, and Horsethief projects are subject to regulation by the Bureau of Land management. Surface management regulations prescribed by regulation 43 CFR 3809 incorporates three levels of operation on BLM lands as summarized by the Nevada Bureau of Mines and Geology (NBMG, 2010):

1.	Casual use by operator who does negligible disturbance. No notice or plan required. Need not contact BLM prior to initiating activities. Does not include use of earth moving equipment or explosives.

2.

Notice. Includes exploration activities that propose disturbance of 5 acres or less. A written notice must be submitted to the appropriate BLM field office 15 days prior to starting operations. No approval necessary. Effective for 2 years. May be extended for additional 2 years.

3.	Plan of Operations. Includes all mining and processing activities and exploration exceeding 5 acres of disturbance. BLM approves plan.

Exploration activities at the Bellview project are subject to regulation by the United States Forest Service. Surface management regulations prescribed for exploration

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on USFS lands, as summarized by the Nevada Bureau of Mines and Geology (NBMG, 2010) require:

Any mineral development or exploration activities conducted under the General Mining law of 1872 on National Forest System lands must be approved pursuant to the surface management Regulations (36 CFR 228). An operator must provide information describing the proposed activity to the District Ranger. Operations which will cause a significant surface disturbance will require an approved plan of operations and a reclamation bond. Road Use Permits and other Special Use Permits may be required to access and utilities. Operators must also obtain all applicable state permits.

Basic exploration activities, including road construction and drilling, on BLM lands can typically be permitted in 15 days. The same exploration activities on USFS lands will require approximately 12 months for receipt of permits.

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7	ACCESS, CLIMATE, INFRASTRUCTURE, AND PHYSIOGRAPHY

7.1	Blackrock

The Blackrock property is located 27 km east-northeast of the state capital of Carson City (Figure 6.1) . Access is by unsurfaced road from Dayton, NV, and may require use of an all wheel drive vehicle. Paved state Highway 50 passes within 12km of the property on the northwest side. Electric transmission lines follow Highway 50 and are close as 12 km to the project.

All basic services are available in Carson City. The project area is unpopulated. An adequate supply of experienced labor for mining operations can be drawn from the region.

The nearest commercial airport is located 27 km west-southwest of the project in Carson City. The Reno, NV airport is located 42 km northwest of the project and is served by daily flights from major US cities.

The property is located in the southwest margin of the Great Basin physiographic province, within the Walker Lane geologic province of Nevada, in the Pine Nut mountain range. Topographic relief is moderate and elevations in the project area range from 2,000 meter ASL to over 2,150 meter ASL. Broad valleys of low relief east of the project area are suitable locations for mill sites, leach pads, rock dumps, and other mine related infrastructure.

The climate in the area is arid with total annual precipitation of 15.6 cm and seasonal temperatures ranging from an average annual high of 33oC in July and an average annual low temperature of -8 oC in December, as measured at meteorological station Smith 6 Nevada 267612 located at 38° 57' N, 119° 20' W, 1,524 m ASL (Western Regional Climate Center, 2010). Exploration activities may be conducted year round.

Vegetation in the area is sparse, consisting only of small scrub and sage in the valley floors and piñon-juniper forest at the highest elevations.

7.2	Argentite

The Argentite property is located 261 km southeast of Reno, NV, 295 km northwest of Las Vegas, NV, and 63 km southwest of Tonopah, NV (Figure 6.1) . Access is by unsurfaced road from Silver Peak or Dyer, NV, and may require use of an all wheel drive vehicle. Paved state Highway 264 passes within 23km of the property on the west side. Electric transmission lines that service Dyer, NV are as close as 24 km to the project.

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All basic services are available in Tonopah. The project area is unpopulated. An adequate supply of experienced labor for mining operations can be drawn from the region.

The nearest commercial airport is located 242 km northwest of the project in Carson City. The Reno, NV airport is located 261 km northwest of the project and is served by daily flights from major US cities. A general aviation use airstrip in Tonopah is capable of serving small passenger jets.

The property is located in the southwest margin of the Great Basin physiographic province, within the Walker Lane geologic province of Nevada, in the Silver Peak mountain range. Topographic relief is moderate and elevations in the project area range from 2,250 meter ASL to over 2,500 meter ASL. Broad valleys of low relief east of the project area are suitable locations for mill sites, leach pads, rock dumps, and other mine related infrastructure.

The climate in the area is arid with total annual precipitation of 11.0 cm and seasonal temperatures ranging from an average annual high of 36oC in July and an average annual low temperature of -8 oC in December, as measured at meteorological station Silverpeak Nevada 267463 located at 37° 40' N, 117° 35' W, 1,298 m ASL (Western Regional Climate Center, 2010). Exploration activities may be conducted year round.

Vegetation in the area consists predominantly of piñon-juniper forest and lesser open areas covered by small scrub and sage.

7.3	Bellview

The Bellview property is located 363 km east-northeast of Reno, NV and 85 km south-southeast of Elko, NV (Figure 6.1) . Access is by highway 228, unsurfaced NFS road 114, and Cherry Springs Road, and may require use of an all wheel drive vehicle. Paved state Highway 264 passes within 23km of the property on the west side.

All basic services are available in Elko. The project area is unpopulated. An adequate supply of experienced labor for mining operations can be drawn from the region.

The nearest commercial airport is located in Elko, with turboprop commuter flight connections to Salt Lake City.

The property is located in the north-central portion of the Great Basin physiographic province, on the west flank of the Ruby Mountains. Topographic relief is moderate and elevations in the project area range from 2,000 meter ASL to 2,350 meter ASL. Broad valleys of low relief and pediments west of the project area are suitable locations for mill sites, leach pads, rock dumps, and other mine related infrastructure.

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The climate in the area is temperate with total annual precipitation of 33.2 cm and seasonal temperatures ranging from an average annual high of 31o C in July and an average annual low temperature of -10o C in January, as measured at meteorological station Ruby Lake Nevada 267123 located at 40° 12' N, 115° 30' W, 1,831 m ASL (Western Regional Climate Center, 2010). Snowfall in the period December to March may preclude exploration activities.

Vegetation in the area consists predominantly of piñon-juniper forest.

7.4	Horsethief

The Horsethief property is located 223 km northeast of Las Vegas, NV and 19 km northeast of Pioche, NV (Figure 6.1) . Access is by all weather unsurfaced roads from Pioche. In fair weather, all wheel drive vehicle is not required. Highway 93 passes within 19 km of the property on the southwest side. The electric power grid that serves Pioche is 19km distant.

Basic services are available in Pioche, with additional services available in Ely, NV, 146km to the northwest. The project area is unpopulated. An adequate supply of experienced labor for mining operations can be drawn from the region.

The Las Vegas, NV airport is located 223 km southwest of the project and is served by daily flights from major US cities. A general aviation use airstrip in Ely is capable of serving small passenger jets.

The property is located in the southeast portion of the Great Basin physiographic province, in the Wilson Creek mountain range. Topographic relief is moderate and elevations in the project area range from 1,980 meter ASL to 2,030 meter ASL. Broad flat valleys west of the project area are suitable locations for mill sites, leach pads, rock dumps, and other mine related infrastructure.

The climate in the area is semi arid with total annual precipitation of 30.2 cm and seasonal temperatures ranging from an average annual high of 31o C in July and an average annual low temperature of -13o C in January, as measured at meteorological station Spring Valley State Park Nevada 267750 located at 38° 02' N, 114° 11' W, 1,813 m ASL (Western Regional Climate Center, 2010). Snowfall in the period December to February may preclude exploration activities.

Vegetation in the area consists of piñon-juniper forest.

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 26 of 134

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8	HISTORY

All four projects reviewed for the purposes of this Technical Report are located within the intensely explored and productive gold producing terrain of the Great Basin and all have been previously explored. Historical records of previous exploration efforts at the Blackrock, Argentite, Bellview and Horsethief projects were summarized by Ramnath (2010) and are shown in Tables 8.1 to 8.4. Where relevant to interpretations of a project’s geologic setting, mineralization and exploration potential, the historical information is discussed in detail in Items 9, 11 and 22 of this report.

Table 8.1. Exploration History Blackrock Project.

Company	Year		Type of Work	Comments
Unknown	1800’s	Au	Adits	Two adits along the structure (106m)
			Trenches	Several trenches were completed
Bentinck and Lester	1979	Au	Adits	resampling the adits, old dumps,
Placid Oil Company	1985	Au	Rock Samples	39 rock samples collected
			Soil Samples	30 soil samples collected
			Stream Sediment	2 stream sediment samples
			VLF-EM Survey	Discontinued due to weak signals
Echo Bay Exploration	1986	Au	Rock sampling	No results
Aqua Gold Resources	1988	Au	Trenching	Two trenches dug with a bulldozer;
Almac Mineral Resources	1989	Au	Further Sampling	No available results
Integrated Resources	1990	Au	Geological Mapping	Grid work
			Rock Sampling
			Soil Sampling
			VLF-EM Survey
			Total Field Magnetics
			Trenching
Baughman	1999	Au	Staked	Staked by Jerry as the ground was open
Romarco Minerals	1999	Au	Surface sampling	61 rock samples
Meridian Gold Company	1999	Au	Surface Sampling	13 rock samples; all samples > 100 ppb Au
Teck Resources	2000	Au	Geological Mapping
			Rock and soil sampling	260 rock samples collected
			Petrological Study
Franco Nevada	2001	Au	Surface Samples	17 samples
Pacific Rim Exploration	2001	Au	Surface Samples	11 rock samples
Western Exploration	2001	Au	Drilling	4 RC dh
Miranda Gold Corp.	2001?	Au	Surface Samples	3 samples
New Dimension Res.	2008	Au	Drilling	12 holes

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Table 8.2. Exploration History, Argentite Project.

Company	Year	Com.	Type of Work	Comments
Unknown	1920’s	Au	Prospecting	Identified mineralization
		Au	Pits, Shafts, Drifts	Several small prospect pits; two 30-foot shafts; Drift on small low grade showing
	WWII	Mn	Prospecting
Mineral’s Exploration Company & Hecla Mining	1960’s	Ag		Briefly investigated the area
Sunshine Mining Company	1970’s	?	Geochemical Surveys	No data?
US Government	1980’s	--	Geological Mapping	Government Geology Map (1:63,360)
Amoco Minerals Comp.	1979	Ag, Zn	Rotary Drilling	14 RC dh (5655ft); Ag and Zn intersection
Hunt, Ware, and Proffett (Freeport Exploration)	1981	Ag, Au	Geological Mapping
Geochemistry
			RC Drilling	10 RC Holes (1855ft)
Camnor	1997	Au	Drilling	10 RC drillholes
Surface Mapping

Table 8.3. Exploration History Bellview Project.

Company	Year		Type of Work	Comments
????	1951-1954	Pb- Zn	Mining	Small, pits, shafts, and adits; 10% Pb and 1 oz/ton Ag
Kohlmoos and Zilich	1970	Au	Stake Claims	Claim Staking
Arctic Precious Metals	1979	Au	Optioned
	1980-1985	Au	Soil and Rock Sampling
VLF-EM Survey
	1983		Mapping	Produced a 1:200 scale outcrop map
			Drilling	95 RC Drillholes (15,557ft)
			Resource	500,000 tons @ 0.034 opt Au NOT CSA NI43-101 COMPLIANT
Silver State Mining	1986	Au	Drilling	10 vertical dh (1,105ft)
Pegasus Gold	1987	Au	Rock Chip	Across jasperoid areas
Teck	1987-1991	Au	Soil Sampling
Rock Chip Sampling
			TFM Survey	TFM Survey;
			Geologic Mapping	1:1000 and 1:200 scale maps
			Drilling	68 RC dh (10,630ft)
			Resource	1.12 m tons @ 0.031 opt Au( 0.96 g/t - 34,720 Au); NOT CSA NI43-101 COMPLIANT
Western States Minerals	1991-1999	Au	Geologic Mapping	Mapping at 1:500 scale;
			Rock Chip	With mapping in 1999
Soil Geochemistry

	1991		Drilling	3 RC dh (1,410 ft)
	1993		Drilling	21 RC dh (9,595 ft)
	1995		Drilling	2 RC dh (800 ft)
Homestake Mining	1996	Au	Drilling	6 RC dh (2,835 ft)
Lyle Campbell	1980’s	Au	Drilling	20 RC holes Cherry Springs area, results unknown

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Table 8.4. Exploration History Horsethief Project.

Company	Year	Com	Type of Work	Comments
Canyon Resources Corp	1981	Au	Rock sampling	190 samples collected
Unknown	Historical	Au	Mining	Two 25 foot shafts and a few shallow pits
Canyon Resources Corp	1981	Au	Rock sampling	46 rock samples collected by Labradex Corporation for Canyon
Copper Range Exploration	1982-1984	Au	Drilling	40 RC dh (13,890 ft)
			Geological Mapping	1 week program
			Rock Chip Sampling	20 samples collected
Novagold Resources	1987	Au	Hand Drill Sampling	No results

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 29 of 134

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9	GEOLOGICAL SETTING

9.1	Regional Geology of the Blackrock and Argentite Projects

The Blackrock and Argentite projects lie within the Walker Lane geologic province, which occurs at the western edge of the Great Basin physiographic province and separates the Great Basin from the Sierra Nevada batholith and structural block to the west. The Walker Lane is underlain by Precambrian to Cenozoic metamorphic, intrusive, and sedimentary basement rocks. Volcanism related to eastward subduction of the Pacific plate beneath the North American plate resulted in a southwest migration of Cenozoic magmatism which began at approximately 40Ma in northeast Nevada and by 34 Ma began to affect the Walker Lane region, resulting in deposition of extensive volumes of calc-alkalic Tertiary volcanic units and emplacement of associated intrusives (Seedorf, 1991; McKee, 1996). Early Oligocene to Early Miocene calc-alkalic volcanism is volumetrically significant in the eastern and central parts of Nevada yet is associated with few epithermal ore deposits (Cox et al., 1991), however, where the subduction related volcanism affected the intensely faulted crust in the Walker Lane, mineral deposits related to the igneous activity are common (McKee, 1996). Active volcanism in the Walker Lane terminated approximately ~3 Ma. In contrast to the predominant west-northwest extension in the western Great Basin and east-west extension in the eastern Great Basin, the Walker Lane is characterized by right lateral displacement along regional scale, northwest striking, strike slip faults. Collectively these faults accommodate 15 to 25% of the current relative motion between the Pacific and North American tectonic plates (Faulds et al, 2004). Major strike slip faults cut Miocene and younger volcanic rocks indicating that strike slip movement began in the middle and late Cenozoic.

9.2	Regional Geology of the Bellview Project.

The Bellview project lies within the north central Great Basin. An excellent presentation of the region’s geology was presented by John et al. (2003) and the interested reader is referred to this reference for a detailed discussion of the same. A summary of the most salient points relevant to this report is herein presented. The region of the Bellview project is underlain by Archean and Proterozoic crystalline basement which was rifted in Proterozoic time, forming a rifted continental margin west of the project area. Orogenic contractional deformation associated with the Late Paleozoic Sonoma orogeny thrust allochthonous blocks of western deepwater sedimentary strata, the Roberts Mountains and Golconda allochthons, onto the eastern shallow continental shelf facies sedimentary strata. Middle, Late Jurassic, Early Cretaceous, and Late Cretaceous orogenies associated with an east dipping subduction zone resulted in further displacement of the older allochthons and compressional events were followed by intervening periods of relaxation and extension. Extensional deformation has affected the area since the Late Eocene, with extension direction changing from northwest-southeast in the late Eocene to west-southwest-east-northeast in the late Eocene and middle Miocene, then to northwest-southeast in the late Miocene to present (Zoback et al., 1994). Subduction related calc-alkaline magmatism affected the region in Middle and Late Jurassic, Cretaceous, Late Eocene, and middle Miocene time. Magmatic activity from Late Miocene to the present has been dominated by rift related tholeiitic bimodal magmatism.

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9.3	Regional Geology of the Horsethief Project.

Spalding (2010) summarized the geologic setting of the Horsethief area project as being situated within the east-central Nevada Caldera province, a poorly understood series of nested Tertiary calderas. A public domain geologic report from the NBMG (Tschanz and Pampeyan, 1970) described a volcanic rock package near Horsethief, east of Caliente, Nevada, that is several thousand feet thick, and consists of flows, mud flows, breccias, and tuffs which are andesitic in appearance, but may be latitic or dacitic in chemical composition and are intruded by small dioritic and monzonitic stocks. The age of these rocks is not definitely known. The NBMG report states that they may be as old as Cretaceous or Jurassic.

Spalding (2010) stated that the Horsethief window of Cambrian rocks is an unusual occurrence in a region dominated by volcanic rocks and he speculated that it may represent the tip of a larger package of autochthonous sedimentary rocks underlying the volcanic units or it could be a slide block into a caldera. He also reported that the same section of upper Cambrian rocks can be found in the Bristol/Highland Range 18 miles to the west of Horsethief.

9.4	Local Geology

The following discussions of project geology are based upon field examinations by the author and a review of historic exploration data contained in the Fronteer Gold project files. A listing of waypoints where geologic data was collected by the author is presented as Appendix A.

9.4.1	Blackrock

The project area is within the Como mining district. The Como district has produced gold from epithermal deposits in the form of quartz veins, vein stockworks, and disseminated mineralization, all hosted by andesitic volcanic rocks. The Blackrock project is underlain by Miocene andesitic and dacitic volcanic strata similar to those exposed elsewhere in the Como district (NMBG, 1997).

Raabe (2010a) reported that the andesitic flows and tuffs that underlie the Blackrock property are generally southeast-dipping and are underlain, to the north, by an undetermined thickness of volcanic lahar. He described the andesite as porphyritic with phenocrysts of feldspar, pyroxene, and hornblende and in places with textures of a crystal lithic tuff. Throughout the sequence, the andesite contains 0-5% lapilli size, rounded, dark to light brown basalt cobbles. In the north part of the property, steeply dipping, flow foliated andesites, identical in all other aspects to the other andesites in the area, may be intrusive feeders to the surrounding volcanics. A narrow basaltic dike is located in the extreme southeast corner of the property.

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The dominant structural feature at Blackrock is a north-northeast striking, southeast dipping fault or fracture zone that controlled emplacement of the Blackrock vein and localized silicification of the footwall andesite. The quartz vein is discontinuously exposed over a 1,300m strike length. The multiphase vein is up to 15m wide and exhibits pinch and swell morphology. It is bordered by greater thicknesses of silicified andesite in the footwall. The vein structure exposed at surface is near vertical but drillhole data demonstrates a steep southeast dip for the southernmost 400m of the vein. Raabe (2010a) reported that cross-fractures intersect the vein at angles ranging from 060º-090º and that the southern exposure of the Blackrock fault is truncated by an east-west fault and that two east-west structures separate the north, central, and south portions of the vein. These faults parallel the main structural features in the Como area, 4 km to the south. He reported that offset along these faults is minor, with displacement along the cross fault at the north end of the South Zone estimated at approximately 3 meters.

9.4.2	Argentite
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The Argentite project lies in the Silver Peak Mountains within the Silver Peak mining district. The property is underlain by a Tertiary volcanic and sedimentary sequence which was described by Albers and Stewart (1972) as comprising a lowermost Tertiary ash-flow tuff dated at 21.5 Ma (early Miocene) which is overlain by andesitic to dacitic volcanic breccias with interlayered flows and lenses of tuffaceous sandstone. Tuffaceous shale and sandstone strata overlie the volcanic breccia unit and may represent lacustrine sedimentation in late Miocene to early Pliocene lakes or basins. Rhyolitic air-fall tuffs, flows, domes, breccias and intrusive masses rest on, or intrude, the lacustrine sediments and older rocks. The rhyolite unit has been dated at 6.0 Ma and is overlain by porphyritic latite or trachyandesite, at least 500 ft thick. This rock is characterized by abundant large plagioclase and sanidine phenocrysts and abundant biotite. Sandstone, conglomerate and tuff are interlayered with the latite flows. The unit has been dated at 5.9 Ma. The distribution, thickness, and lithology of the rhyolitic air-fall tuffs, flows, domes, breccias, intrusive masses, and of the porphyritic latite suggest the central part of the Silver Peak Mountains may have been a caldera-like structure. Forrest (1986) observed that the flows, agglomerates, and sediments on the property form a gentle south-dipping sequence away from a proposed caldera rim a mile or so to the north, and he noted that the major structures on the property are north- to northeast-trending normal faults with 300 to 500 feet of right lateral offset. The coarse grained porphyritic latite unit is exposed at the base of Argentite Canyon whereas the volcaniclastic sedimentary strata and interbedded silica sinters crop out at the higher elevations on the east side of the canyon. They appear to depositionally overlie the porphyritic latite. A geologic map prepared by Cordilleran Exploration Company (Howell, 2004) summarizes the project’s outcrop geology and is presented as Figure 9.1. For a more detailed description of the geology of the Silver Peak district the interested reader is referred to Albers and Stewart (1972).

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Legend
fault mapped by Cordex
Qal
sinter
volcaniclastics
latite flows
4,190,000
427,000
N
W
E
S
0 200 400 600 800 1,000
Feet
0 50 100 150 200 250
Meters
UTM Zone 11, NAD 1983
prepared by
Resource Geosciences de Mexico
Bridgeport Ventures Inc.
Argentite Project
Esmeralda County, NV
Geologic Map as compiled
by Howell, 2004 (Cordex)
Date: 8 Nov 2010

Figure 9.1. Geologic map of Argentite property prepared by Cordilleran Exploration Co. (Howell, 2004).

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9.4.3	Bellview

The Bellview property is underlain by a series of Lower and Middle Cambrian limestones, shales, and dolostones. Lanier (1999a) created a 1:500 scale geologic map of the project area which is summarized as Figure 9.2. The local stratigraphic section has been described by Milliken (1979) and Renken (1983) and is summarized in Table 9.1.

Table 9.1. Stratigraphic description of the Bellview area.

Sedimentary Formation or Unit	Age	Description
Windfall Formation	Upper Cambrian

Comprised of two members at Eureka type section: upper Bullwhacker Member, 400 ft thick thin-bedded tan or light brown sandy or silty limestone; and the 250 ft thick lower Catlin Member comprised of banded chert at the base overlain by thin-bedded limestone with abundant black chert and siltstone, and sandstone. At Bellview, the Windfall forms bold, cliffy exposures in the upper elevations east and south of the property.

Dunderberg Shale	Upper Cambrian

Sequence of brown- to khaki-colored, carbonaceous, silty clay shale with thin lenticular limestone interbeds, 1,200 to 1,400 ft thick in the southern Ruby Mountains (Hose and Blake, 1976), but is extremely variable due to intraformational thrusting and/or extensional faulting. At the Bellview property, the lowermost 1-3 ft thick limestone beds are locally silicified and transformed to jasperoid. The lower contact with the Hamburg Limestone is sharp, and is often marked by a thin 0-1 ft zone of silica-cemented hematitic breccias and jasperoid. This contact is a regional zone of shearing in the southern Ruby Mountains, and at Eureka.

Hamburg Limestone	Middle Cambrian

1,000 feet thick in the southern Ruby Mountains (Milliken 1979), comprised of medium light gray biosparrite and biosparrudite, locally dolomitic. At Bellview forms bold cliffy outcrops in the eastern part of the property, and is an important regional marker unit.

Secret Canyon Formation	Middle Cambrian

2,300 feet thick in the southern Ruby Mountains, comprised of thin-bedded silty limestone and greenish silty shale subdivided into four subunits, a lower 183 m of fissile, dark gray, silty, clay shale overlain by 800 feet of yellowish- green weathering silty clay shale with interbedded platy, medium gray micritic limestones, and a 250 foot transitional zone in which shale gives way to predominant limestone of the uppermost 630 foot thick Clark Spring Member. Millikan (1979). At Bellview the lowermost shale unit is locally silicified, argillized, and quartz veined and hosts the non CSA NI43-101 historic gold resource reported for the project.

Geddes Limestone	Middle Cambrian

At Bald Mountain, approximately 15km south of Bellview, this unit is 40-50 ft thick underlies and the Secret Canyon Shale at (Nutt et al., 2000). It has not been mapped at Bellview, but Renken (1983) writes that up to 60 ft of yellow- gray weathering carbonaceous limestone in ¼ to 1 in. beds occurs at the base of the Secret Canyon Shale in some places. This may represent the Geddes Limestone.

Eldorado Dolomite	Lower to Middle Cambrian

Composed of massive dark gray, medium grained dolostone which weathers a brownish-gray. The unit is approximately 2,500 ft thick at Eureka, but the base at Bellview is not exposed, and has not been reached in drilling. At Bellview the dolostone is extensively silicified along structures and the contact with the overlying Secret Canyon shale strata. Forms bold silicified outcrops.

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Contacts
Contacts inferred
Detachment Fault
Faults inferred
Alluvium, Colluviuml
Windfall Formation
Dunderberg Shale
Hamburg Limestone
Secret Nanyon Fm, Clark Springs Member
Secret Canyon Fm, Limestone Unit
Secret Canyon Fm, Lower Member
Eldorado Dolomite
Jasperoid
Dolomite Jasperoid
Shale Jasperoid
Porphyritic Dike
Bellview Property Geology (as mapped by Lanier, 1999)
Meters
0 425 850 1,700 2,550 3,400
Feet
0 1,375 2,750 5,500 8,250 11,000
N
W
E
S
UTM Zone 11, NAD 1983
prepared by
Resource Geosciences de Mexico
Bridgeport Ventures Inc.
Bellview Project
White Pine County, NV
Date: 9 Nov 2010

Figure 9.2. Geologic map of Bellview property, summarized from Lanier (1999a).

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Raabe (2010b) reported that dioritic, fine-grained, equigranular to medium-grained, weakly porphyritic dikes are found throughout the property. Jones (1992), Lanier (1999a), and Renken (1983) described the main fault orientations at Bellview:

  North-northeast faults striking NA035 with apparent left lateral offset;
  NA000 to NA015 striking faults with normal offsets;
  NA325 striking faults with dip slip and oblique dextral normal displacement;
  East-west faults and shear zones of unspecified relative displacement.

Linear outcrops patterns of silicified Eldorado Dolomite suggest that north and northeast striking faults have locally controlled jasperoid formation.

Lanier (1999b) described the Bellview property as a complex of folded folds, with the elliptical exposure of the Eldorado Dolomite representing the core of a refolded, doubly plunging anticline. Lanier (1999c) mapped small-scale, broad folds or warps trending west-northwest and northeast throughout the property.

Raabe (2010b) reported that the Secret Canyon and overlying units on the east side of the Eldorado exposures strike mostly to the north and dip moderately to the east. Jones (1992) observed that northwest of the resource area, medium to thick-bedded limestones dip from between 37 and 62 degrees west and postulated an anticlinal fold in the center of the property area.

Raabe (2010b) proposed that the structural regime at Bellview represents the sliding of a detached sheet of shale-rich, plastically flowing, Middle Cambrian sediments over a corrugated basement of east-northeast trending rotated horsts and grabens where resistive, brittle fracturing Eldorado Dolomite highs forced upward warping and ramping of the overriding plate, back thrusting, and formation of tear faults along the margins of the Eldorado Dolomite highs.

9.4.4	Horsethief
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The Horsethief project is centered upon a narrow, northwest trending horst of dolostone and limestone strata exposed through an erosional window in overlying Tertiary volcanic strata (Canyon Resources, 1982). The window, or area of exposed carbonates, is approximately 4.7km long and 400 to 1300m wide (Figure 9.3) . The surrounding Tertiary volcanic rocks comprise ash flow tuffs, air fall tuffs, flows, flow breccias, lahars and waterlain tuffs and have been mapped by the NBMG as undifferentiated Tertiary volcanics. The carbonate strata have been interpreted as Upper Cambrian strata of the Dunderberg Shale (Tschanz and Pampeyan, 1970). Bedding of limestone and dolostone observed in outcrop dips gently to the northeast. An east-west trending zone of pervasive silicification of carbonate, mapped as jasperoid, covers an area of approximately 1,200 x 200m and was recognized by both the NBMG and Canyon Resources, and the latter mapped north-northwest trending shear zones cutting the carbonates and postulated an east-west high angle structure as a control of development of jasperoid. Igneous rocks are not exposed in outcrop but drill logs for rotary drillholes completed by Canyon Resources describe intercepts of altered felsic dikes.

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fault
Lithology
Rock_Type
limestone
dolomite
tuff
RANGE
Horsethief
Canyon
21
22
TRAIL
JEEP
4,212,000
4,211,000
4,210,000
741000
742000
743000
744000
N
W
E
S
UTM Zone 11, NAD 1983
Meters
0 125 250 500 750 1,000
Feet
0 500 1,000 2,000 3,000 4,000
prepared by
Resource Geosciences de Mexico
Bridgeport Ventures Inc.
Horsethief Project
Lincoln County, NV
Horsethief Property Geology
(as mapped by Canyon Resources, 1984)

Figure 9.3. Geologic map of Horsethief property as mapped by Canyon Resources (Veek, 1984).

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10	DEPOSIT TYPES

The exploration targets recognized for the projects include both epithermal and mesothermal gold deposits of various types, all of which have known productive and economically important analogs in the region.

10.1	Blackrock, Argentite

The exploration targets recognized for the Blackrock and Argentite projects include epithermal gold deposits of either high sulfidation (referred to by some authors as acid sulfate or quartz alunite) or low sulfidation (referred to by some authors as quartz adularia) type, both of which have productive and economically important analogs in the region. Geologic characteristics observed at Blackrock are consistent with a low sulfidation system. The Argentite prospect may be prospective for either a low or a high sulfidation deposit.

Economically important low sulfidation epithermal gold systems in the Walker Lane include Aurora, Bullfrog, Comstock, Rawhide, Round Mountain, and Tonopah, Nevada and Bodie, California. The mineralization described for the mines and mining districts in this section is not necessarily indicative of the mineralization at the Blackrock and Argentite properties.

Low sulfidation deposits may be present as veins and/or disseminated deposits and hosted by intrusive, volcanic, and sedimentary rocks. Features common to such deposits (Buchanan, 1981; Hayba et al., 1985; Heald et al., 1987; Bonham, 1988; Berger and Henley, 1989; Albinson et al., 2001) include:

  Intermediate to felsic, calc-alkaline volcanic host rocks.
  Association with intrusive centers.
  Alteration mineral assemblages dominated by sericite, quartz, adularia, and chlorite.
  Variable Au:Ag ratios.
  Ore mineralogy characterized by argentite, tetrahedrite, tennantite, native silver, native gold, and base-metal sulfides.
  Vertical geochemical zoning, with well defined upper and lower elevation limits to economic mineralization, over vertical ranges of 200 to 700m.
  Open space filling vein textures.
  Quartz and carbonate gangue minerals.
  Ore and gangue mineral textures indicative of low temperature environments.

Economically important high sulfidation systems were formed in the Walker Lane at Borealis, Goldfields, and Paradise Peak, Nevada. The mineralization described for the mines and mining districts in this section is not necessarily indicative of the mineralization at the Blackrock and Argentite properties.

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High sulfidation gold-silver deposits may be present as veins and/or disseminated deposits. Some of the most intensely studied and described HS deposits include Summitville, Colorado (Stoffregen, 1987; Gray and Coolbaugh, 1994), Goldfield, Nevada (Ransome, 1909, Ashley, 1974; Vikre, 1989), Lepanto, Philippines (Hedenquist et al, 1998) and Julcani, Peru (Petersen et al. 1977; Deen et al. 1994). Based upon these studies and others, excellent compilations of general characteristics and genetic and empirical models have been presented by Hayba et al. (1985), Heald et al. (1987), Berger and Henley (1988) and Arribas (1995). General characteristics of high sulfidation deposits include:

  Located within plutonic-volcanic arcs.
  Associated with intermediate calc-alkaline rocks, often in dome complexes.
  Alteration mineral assemblages indicative of high temperature acidic hydrothermal fluids, including an advanced argillic assemblage characterized by one or more of pyrophyllite, alunite, dickite, kaolinite, and diaspore.
  Silicification and acid leaching of principal hydrothermal fluid conduits (forming the clichéd “vuggy silica” alteration).
  Presence of minerals indicative of high sulfidation states, principally the sulfosalt enargite or its low temperature polymorph luzonite.
  Economically important quantities of Au and/or Ag and/or Cu.
  Alteration zoning typified by a central zone of silica alteration flanked by a zone of advanced argillic alteration, which in turn is surrounded by illite dominated argillic alteration.

Genetic models proposed for high sulfidation systems call upon shallow emplacement of an oxidized calc-alkaline magma. As the magma crystallizes, a metal- and volatile-rich fluid phase exsolves, and at relatively low confining pressures will separate into a low salinity vapor and a hypersaline liquid. The vapor phase ascends and when absorbed into connate or meteoric waters, forms a high temperature, sulfate-rich, acidic hydrothermal fluid. As this hydrothermal fluid ascends and cools, acidity progressively increases, resulting in a vertical zonation where advanced argillic assemblages overly illite-dominated argillic assemblages. Neutralization and cooling of the fluid during lateral fluid flow repeats this zoning pattern, with proximal silicified and leached zones flanked first by advanced argillic alteration, and then by more distal illite dominated alteration. As the hydrothermal system evolves, younger, more reduced hydrothermal fluids, probably generated by interactions between ascending hypersaline magmatic fluid and meteoric water dominated convection cells, then transport and deposit metals (Au-Ag-Cu) along the same conduits utilized previously. Metals may be sourced directly from the magmatic fluids or leached from country rocks.

10.2	Bellview, Horsethief

The exploration target recognized for the Bellview and Horsethief projects is a Carlin-type deposit, here defined as a sedimentary rock hosted, structurally and lithologically controlled gold deposit of moderate to low temperature of formation.

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Divergent ideas for the formation of Carlin type deposits have been proposed ranging from a distal magmatic hydrothermal origin (Sillitoe and Bonham, 1990); to formation from hydrothermal fluids generated by regional metamorphic processes (Phillips and Powell, 1993); to an amagmatic origin related to regional fluid circulation due to crustal extension (Ilchik and Barton, 1997). Although the genesis of the Carlin deposits is a matter of dispute, the general characteristics of the deposits are not, and are summarized from Ilchik and Barton (1997) as follows:

  Metals contained in economically significant amounts are gold and silver.
  Other metals and elements present may include arsenic, antimony, barite and mercury.
  Host rocks are generally Paleozoic silty to massive limestones, dolostones, calcareous siltstones, and shales, with lesser amounts of ore hosted by interbedded mafic flows or crosscutting felsic dikes.
  Commonly occur at intersection of major normal faults with favorable stratigraphic units or thrust contacts.
  No clear association with intrusives although intermediate to felsic intrusions are present in many Carlin districts.
  Individual deposits or mineralized systems contain from 0.1M to 30M ounces gold.
  Associated hydrothermal alteration includes bedding controlled carbonate dissolution, structurally and stratigraphically controlled silica replacement (jasperoid formation), recrystallization of limestones and dolostones, and calcite veining peripheral to mineralized areas.
  Temperatures of formation ranging from 160 to 250 C under pressure of 300 to 800 bars.
  Ore and gangue mineral assemblage of quartz, illite, kaolinite, arsenian pyrite, arsenopyrite, stibnite, realgar, orpiment.
  Gold typically present as micron sized inclusions in pyrite.
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11	MINERALIZATION

11.1	Blackrock

At Blackrock a gold mineralized multistage quartz vein is exposed in outcrop. A small caved adit in the arroyo at the southern end of the vein outcrop is the only know historic mine working on the property. The vein outcrops have been mapped and sampled by previous operators and the southernmost section of the vein has been partially tested by reverse circulation drilling.

The data generated by previous operators supported the possibility of a bonanza lode target at Blackrock. Surface sampling of the vein by previous operators reportedly confirmed a 1,300 meter strike length over which the vein and/or silicified wall rock discontinuously crops out (Figure 11.1) . Sampling of the vein yielded anomalous to potentially ore grade gold concentrations over significant true widths of as much 6.1m @ 6.5 gpt Au. The historic rock chip assay data has not been independently confirmed by the author but was obtained by exploration groups and personnel known to the author and believed to be credible. The author conducted independent sampling of the vein and altered wallrock and confirmed that the both vein and the silicified footwall are gold and silver mineralized (Table 11.1) . The author’s sampling of the vein and wallrock yielded anomalous results with a minimum gold assay of 0.12 ppm Au from silicified andesite and a maximum gold assay of 1.6 ppm Au across a 3m width of the vein. The author’s sample of vein fragments from the dump at the adit at the south end of the vein yielded 0.35 ppm gold and 228 ppm silver.

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Legend
M Gray rock chip samples
Au_ppb
less than 100 ppb
100 to 300 ppb
300 to 1000 ppb
greater than 1000 ppb
Historic Rock Chip Samples
Au_ppb
less than 100 ppb
100 to 500 ppb
500 to 1000 ppb
greater than 1000 ppb
Vein outcrop and silicified wallrock
Claim boundary
4,343,063
288,167
6283AT
N
W
E
S
0 200 400 600 800 1,000
Feet
0 50 100 150 200 250
Meters
UTM Zone 11, NAD 1983
prepared by
Resource Geosciences de Mexico
Bridgeport Ventures Inc.
Blackrock Project
Lyon County, NV
Vein Map and Gold Assays
Date: 8 Nov 2010

Figure 11.1. Map of Blackrock vein showing rock chip sample gold assay data.

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Table 11.1. Sample descriptions and assay data for Blackrock project rock samples collected by M Gray.

The only known drill testing of the project was conducted in 2001 by Western Exploration and in 2008 by New Dimension Resources, a publically traded Canadian exploration company. All drilling was concentrated on the southern end of the exposed vein (Figure 11.2, Table 11.2) . The 2008 drilling tested a 400m strike length of the Blackrock vein at depths of less than 100m. The vein was reported to have been intersected in every drillhole and each drillhole yielded wide, low grade gold intercepts, which were reported to include 38.1m @ 0.64 gpt in drillhole BR08-06 and 70.1m @ 0.21 gpt Au in drillhole BR08-03. The highest grade intercept was 1.5m @ 6.5 gpt Au. New Dimension Resources stated that these drill assay results were consistent with the required disclosure rules outlined in NI43-101. Drill intercepts are summarized as Table 11.3. The author has not reviewed the original drill logs nor assay certificates thus cannot comment on the accuracy of the reported drill results. The drill hole assay data were obtained from sources believed to be reliable but cannot be verified and the 2008 drillhole data has not been independently confirmed by the author.

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Legend
Western Expl. Drill Collars
New Dimension Resource Drill Collars
Western Expl. Drill Traces
New Dimension Drill Traces
40 foot topo contours
Vein outcrop and silicified wallrock
Claim boundary
BR08-10
BR08-04
BR08-03
BR08-06
NC-2
BR08-08
BR08-07
BR08-05
NC-1
NC-3
NC-4
4,343,000
288,000
N
W
E
S
0 200 400 600 800 1,000
Feet
0 50 100 150 200 250
Meters
UTM Zone 11, NAD 1983
prepared by
Resource Geosciences de Mexico
Bridgeport Ventures Inc.
Blackrock Project
Lyon County, NV
Historic Drillhole Locations

Figure 11.2. Map of Blackrock vein showing historic drillhole locations.

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Table 11.2. Blackrock historic drillhole collar locations.

Drillhole	UTM E NAD27	UTM E NAD27	Elevation	TD	Azimuth	Inclination	Date
BR08-01	287958	4342665	6826'	280'	N51W	-60	6-Mar-08
BR08-02	287955	4342666	6826'	250'	N84W	-45	7-Mar-08
BR08-03	287983	4342725	6836'	300'	N10W	-70	8-Mar-08
BR08-04	288036	4342785	6834'	320'	N45W	-70	9-Mar-08
BR08-05	287851	4342514	6735'	200'	N10W	-70	10-Mar-08
BR08-06	287924	4342637	6816'	200'	S45W	-45	11-Mar-08
BR08-07	287923	4342636	6816'	170'	N40W	-60	12-Mar-08
BR08-08	287949	4342633	6811'	290'	N70W	-60	13-Mar-08
BR08-09	287949	4342633	6811'	360'	0	-90	14-Mar-08
BR08-10	288068	4342802	6817'	330'	N4W	-60	15-Mar-08
BR08-11	287856	4342449	6646'	130'	N75W	-45	15-Mar-08
BR08-12	287854	4342447	6646'	180'	N14E	-60	16-Mar-08

Table 11.3. Gold intercept summary for historic drillholes at Blackrock.

Drillhole	From m	To m	Interval m	Au ppm
BR08-01	36.6	67.1	30.5	0.218
BR08-02	27.4	50.3	22.9	0.234
BR08-03	9.1	79.2	70.1	0.206
BR08-04	25.9	39.6	13.7	0.333
BR08-04	59.4	91.4	32.0	0.300
BR08-05	0.0	29.0	29.0	0.185
BR08-06	22.9	61.0	38.1	0.644
BR08-07	16.8	45.7	29.0	0.499
BR08-08	33.5	64.0	30.5	0.221
BR08-09	68.6	89.9	21.3	0.221
BR08-09	96.0	106.7	10.7	0.788
BR08-10	48.8	100.6	51.8	0.210
BR08-11	16.8	30.5	13.7	0.229
BR08-12	27.4	54.9	27.4	0.473
NC-1	96.0	112.8	16.8	0.319
NC-1	248.4	274.3	25.9	0.186
NC-2	59.4	77.7	18.3	0.389
NC-2	88.4	100.6	12.2	0.209
NC-3	44.2	62.5	18.3	0.261

It is the author’s opinion that although the 2008 drilling failed to define an economic resource it yielded results of exploration significance. The reported drill data demonstrated:

1.	Continuity of the mineralized vein along strike and dip.

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2.	Increasing vein widths at depth and to the north, as shown in Figure 11.3, a preliminary 3D model of the vein created by Bridgeport using the historic drill data.
3.	Multiple mineralized zones, interpreted as parallel vein structures.
4.	Possible increase of grade with depth (drillhole BR08-09).

Figure 11.3. 3D longitudinal section of southern 400m of Blackrock vein showing mineralized drill intercepts, view looking northwest.

Field inspection of the area by the author of this report was completed on 14 and 20 October 2010, and was sufficient to confirm a 1,000m strike length of the vein, with true widths locally exceeding 15 meters (Figure 11.4) . The vein is multiphase, comprised of fine white and tan sugary crystalline silica crosscut by white sugary and chalcedonic quartz veinlets, often with an angular breccia texture (Figures 11.5 and 11.6) . The author sampled vein material and silicified footwall host rock and confirmed that both the vein and the silicified wallrock locally contain elevated gold contents. Sample descriptions and gold assays are summarized in Table 11.1 and complete assay data is presented in Appendix B. The outcrop, surface rock chip assays, and drillhole data validate a high grade “bonanza vein” target at the Blackrock prospect, exploitable by underground methods, analogous to the productive veins of the Comstock district. The potential to host a bulk minable near surface deposit is low, but not precluded by the data.

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Figure 11.4. Photo of Blackrock vein, looking southwest down strike.

Figure 11.5. Photo of sample site I223001 (1.6 gpt Au), Blackrock vein, looking southwest.

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Figure 11.6. Photo of quartz cemented silicified breccia in Blackrock vein at site I223001 (1.6 gpt Au).

11.2	Argentite

A gold mineralized high angle silicified structural zone is exposed in Argentite Canyon and has been the focus of historic artisanal scale mining. The mineralized zone is characterized by pervasive silicification and quartz veining and in places comprises a quartz cemented silicified breccia. An adit with no more than 50m of combined drifting and a few small prospect pits are the only known historic mines or exploration workings at the project (Figure 11.7) . Brecciation and silicification of the structural zones is intense and iron oxide staining varies from nil to intense (Figures 11.8 and 11.9) . Alteration and mineralization are confined to structurally broken zones. The host rock latites are not visibly altered or mineralized peripheral to the structural zones.

Figure 11.7. Photo of adit in tributary arroyo to Argentite Canyon on developed on high grade silicified zone.

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Figure 11.8. Photo of intensely Fe-oxide stained and brecciated latite volcanic (?) at adit entrance, sample site I223011 (select sample of vein fragments, 17.6 gpt Au).

Figure 11.9. Photo of silicified breccia zone, sample site I223010 (1.9 gpt Au).

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Work by previous project operators Camnor (Northair Group), Cordex Exploration, and Fronteer Gold partially tested the epithermal gold system exposed in Argentite Canyon and identified hot spring sinter deposits that crop out at elevations 140 m above the canyon floor. Rock chip samples of the silicified zone exposed in the adit were reported by Camnor Resources to yield as much as a 17m width assaying greater than 3.7 gpt Au. Samples collected from silicified and brecciated outcrops in Argentite Canyon were reported to yield as much as 3.3 gpt Au. The sinters were reported to contain geochemically anomalous concentrations of Au, As, Sb, and Hg.

The historic rock chip assay data has not been independently confirmed by the author but was obtained by exploration groups and personnel known to the author and believed to be credible. The author conducted independent sampling of the silicified zones exposed in Argentite Canyon and of the sinters cropping out above the canyon on the east side. The results verify that the silicified structural zones contain significant gold concentrations and that the sinters are geochemically anomalous (Table 11.4) . The author’s samples across the silicified breccias zones exposed in Argentite Canyon yielded as much as 1.9 gpt Au over a width of 1.5m. The author’s sample of quartz vein material from the dump at the adit yielded 17.6 gpt Au and his samples of the sinter returned assays of 0.03 gpt Au and as much as 286 ppm Sb. In cases where samples were collected at a sample site marked from prior sampling by Fronteer, gold assays matched those reported by Fronteer.

Cordex is known to have drilled exploration boreholes in Argentite Canyon but the author does not have access to the drill data. Drilling by Camnor in 1997 was reported to have returned significant widths of gold mineralized quartz veined zones hosted in Tertiary volcanic strata, with intercepts of as much as 45.7m @ 1.2 gpt Au reported in public press releases (Figures 11.10 and 11.11) . The author has not reviewed the original drill logs nor assay certificates thus cannot comment on the accuracy of the reported drill results. The drill hole assay data were obtained from sources believed to be reliable but cannot be verified and the Camnor drillhole data has not been independently confirmed by the author. Both Camnor and Cordex interpreted east-striking structures as controls of the gold mineralization exposed in Argentite Canyon.

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Table 11.4. Sample descriptions and assay data for Argentite project rock samples collected by M Gray.

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CAMNOR RESOURCES LTD.

ARGENTITE PROPERTY
Esmeralda County, Nevada

ADIT ZONE AREA

N
Argentite Canyon
Road
7800
7600
N 4,179,500
E 426,500
E 427,000
ADIT ZONE STRUCTURE
ADIT ZONE STRUCTURE
Adit
96RC-2,3
96RC-4
Adit Includes:
20' @ 2.46 g/t
20' @ 2.09 g/t
50' @ 3.74 g/t
96RC-2
310' @ 0.53 g/t
96RC-3
255' @ 0.89 g/t
96RC-4
185' @ 0.53 g/t (open)
The NORTHAIR GROUP
0
200
METERS
200
0
200
400
600
FEET
LEGEND
Drillhole - Existing
Drillhole - Proposed
Road
Adit
Old workings
Soil Contours
≥100 ppb Au
≥ 50 ppb Au
≥ 25 ppb Au
August 1997

Figure 11.10. Drillhole map and summary of drill intercepts from public press release by Camnor Resources, 1997.

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CAMNOR RESOURCES LTD.
ARGENTITE PROPERTY
Esmeralda County, Nevada
DRILL HOLE CROSS SECTION
96RC-2, 96RC-3
0.49 g/t, 0.61 g/t
0.53 g/t
7600'
Adit includes:
20' @ 2.46 g/t
20' @ 2.09 g/t
50' @ 3.74 g/t
ADIT
1.16 g/t
30'
> 0.50 g/t
1.13 g/t
90'
1.18 g/t
150'
0.89 g/t
255'
7400'
0.53 g/t
310'
7200'
96RC-3
550.00'
96RC-2
495.00'
> 0.50 g/t
0
50
100
FEET
The NORTHAIR GROUP
August 1997

Figure 11.11. Drillhole section and summary of drill intercepts from public press release by Camnor Resources, 1997.

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During the field review mineralized zones exposed in Argentite Canyon and hydrothermal silica sinter outcrops on the east side of the canyon were visited. High angle silicified and quartz veined zones were observed in the canyon bottom (Figure 11.12), and low temperature chalcedonic silica replacement deposits and sinters were seen 140 m above the canyon floor on the east side. The sinters comprise bedded laminated sinter (Figure 11.13), low temperature chalcedonic silica replacement of sediments possibly deposited contemporaneously with the sinters, and sinter cemented sinter breccias (Figure 11.14) . Accumulated thicknesses of as much as 15 m of sinter and related high level silicified sediments were observed at elevations of 7880 feet. Geologic mapping by Cordex indicates that the sinters crop out for at least 2,500 feet along a northwest trend (Figure 11.15) .

Figure 11.12. Photo of silicified rib exposed in Argentite Canyon, view looking northeast down strike of structure. M Gray sample site I223012 (0.93 gpt Au).

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Figure 11.13. Photo of chalcedonic replacement silica and sinter, sample site I223014 (0.03 gpt Au, 245 ppm Sb).

Figure 11.14. Photo of sinter breccia, sample site I223016 (0.03 gpt Au, 222 ppm Sb)

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Legend
M_Gray_samples
Au_ppm
< 0.1 ppm Au
0.10 to 0.50 ppm Au
0.50 to 1.00 ppm Au
> 1.00 ppm Au
Fronteer Samples
Au_ppm
< 0.10 ppm Au
0.10 to 0.50 ppm Au
0.50 to 1.00 ppm Au
> 1.00 ppm Au
fault mapped by Cordex
Camnor drillhole
sinter mapped by Cordex
N
W
E
S
0 200 400 600 800 1,000
Feet
0 50 100 150 200 250
Meters
UTM Zone 11, NAD 1983
prepared by
Resource Geosciences de Mexico
Bridgeport Ventures Inc.
Argentite Project
Esmeralda County, NV
Date: 8 Nov 2010

Sinter as mapped by Cordex, rock chip gold assays, and historic Camnor drillhole locations.

Figure 11.15. Map of faults and sinters mapped by Cordex showing Fronteer and M Gray rock chip sample assay data.

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11.3	Bellview

The Bellview project hosts gold mineralized jasperoids and auriferous argillized, silicified, and quartz veined sedimentary strata. Historic mine and exploration workings are comprised of shallow prospect cuts in areas of boldly outcropping silicified dolostone or jasperoid. No metal production is reported from the property. Initial exploration interest in the property was focused on a gold bearing, jasperoid replaced, carbonate unit, the Cambrian Eldorado Dolomite. Subsequently it was observed that the overlying silty sedimentary strata at the base of the Cambrian Secret Canyon Formation were mineralized and hosted significant gold concentrations. Two areas of outcropping jasperoid are present (Figure 11.16):

1.

A large continuous area of jasperoid replaced Eldorado Dolomite exposed in the low hills on the west flank of the Ruby Mountains, beginning at Buck Spring and roughly bounded by Walker Canyon to the north and bounded to the south by the southwest-draining unnamed arroyo located immediately south of Water Canyon. The historic resource was discovered in the northern portion of this jasperoid zone in the Secret Canyon shales immediately overlying the jasperoid. The area including the northernmost jasperoid is herein referred to as the “resource zone”.

2.	A 400 x 200m area of jasperoid replaced Secret Canyon silty strata located in Cherry Springs Canyon at approximately 7,000 feet elevation, herein referred to as the “Cherry Springs zone”.

Gold concentrations are localized by both structural and stratigraphic features. Linear zones of jasperoid development in the Eldorado Dolomite and overlying strata are interpreted as high angle faults that allowed migration of mineralizing fluids into the strata of the lower Secret Canyon Formation. Within the Secret Canyon formation, hydrothermal fluids selectively mineralized the basal silty and shaly strata. The jasperoid replaced Eldorado Dolomite forms massive hill capping outcrops (Figure 11.17) and linear rib like outcrops. The jasperoid is crosscut by sugary quartz veins. NA010 steeply west dipping veinlet sets were observed (Figure 11.18) . The mineralized Secret Canyon shale is recessively weathering and is poorly exposed as subcrop and float boulders in the resource area, where it is observed as a drusy and chalcedonic quartz cemented clast supported angular breccia with clasts of variably silicified red-brown Fe-oxide stained siltstone (Figure 11.19) . Structural controls to alteration and gold mineralization are observed in Cherry Springs Canyon and on the hills to the north. In Cherry Springs Canyon, NA015 steeply east dipping sheeted quartz veins cut siltstone of the Secret Canyon Formation (Figure 11.20) and north of Cherry Springs Canyon a northeast striking structurally controlled zone of brecciation, quartz veining, and variable pervasive silicification cuts the Dunderberg Shales (Figure 11.21) .

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Legend
M Gray and R Solis samples
Gold_ppm
< 0.10 ppm Au
0.10 to 0.50 ppm Au
0.50 to 1.00ppm Au
> 1.00 ppm Au
Jasperoid
Dolomite Jasperoid
Shale Jasperoid
Outline of historic resource, not CSA NI43-101 compliant)
Resource area
Walker Canyon
Prospects
Prospect
Water Canyon
Waterspout Spring
Silicified structural zone
in Dunderberg Shale
Cherry Spring
Upper Cherry Spring
4,438,000
4,437,000
4,436,000
616,000
617,000
618,000
N
W
E
S
UTM Zone 11, NAD 1983
Bellview Property Jasperoids
(as mapped by Lanier, 1999)
and Rock Chip Assays
Meters
0 125 250 500 750 1,000
Feet
0 500 1,000 2,000 3,000
prepared by
Resource Geosciences de Mexico
Bridgeport Ventures Inc.
Bellview Project
White Pine County, NV
Date: 13 Nov 2010

Figure 11.16. Map of jasperoid outcrops and rock chip gold assays.

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Figure 11.17. Photo of jasperoid replaced Eldorado Dolomite capping low hills in foreground, view looking southeast.

     Figure 11.18. Photo of jasperoid replaced Eldorado Dolomite with NA010 steeply west dipping (to left in photo)
structural fabric defined by joints and crosscutting quartz veinlets.
Sample site I223034 (0.025 ppm Au).

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Figure 11.19. Photo of quartz cemented brecciated Secret Canyon shale, sample I223032 on left (0.753 ppm Au), sample I223033 (0.641 ppm Au) on right.

Figure 11.20. Photo of sheeted NA015 steeply east dipping quartz veins cutting siltstone in Cherry Springs Canyon, sample site I223027 (0.050 ppm Au).

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Figure 11.21. Photo of northeast striking tabular brecciated and variably silicified and quartz veined zone in Dunderberg Shale. Sample site I223029 (0.182 ppm Au).

Sampling of the jasperoids and quartz veined and silicified zones by previous operators is reported to have identified geochemically anomalous gold, arsenic, and mercury concentrations, principally within the jasperoid in and near the resource zone, and lesser anomalies were reported from the Cherry Springs area. The historic rock chip assay data has not been independently confirmed by the author but was obtained by exploration groups and personnel known to the author and believed to be credible. The author and RGM senior geologist Roman Solis conducted independent sampling of the jasperoids and silicified and quartz veined outcrops and confirmed that they are anomalously gold, arsenic, and antimony mineralized (Table 11.5) . Samples of jasperoid replaced Eldorado Dolomite in the resource area yielded as much as 1.26 gpt Au. Samples of subcrop and float of the mineralized Secret Canyon shale collected in the resource area assayed up to 0.75 ppm Au (Figure 11.19) . Silicified and quartz veined Dunderberg Shale north of Cherry Springs Canyon assayed 0.18 ppm Au (Figure 11.21) and stockwork veined Secret Canyon Shale in Cherry Springs Canyon returned up to 0.15 ppm Au. Where independent samples were collected at sites previously sampled by Fronteer, assays confirmed the previously reported results.

During the last 30 years the property has been explored and drill tested by several operators. Geologic mapping, geochemical sampling, geophysical surveys, and several drilling programs have been completed (Table 8.3) . Raabe (2008b) reported that a total of 225 exploration drillholes have been completed at the property (Figure 11.22, Table 11.6) .

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Table 11.5. Sample descriptions and assay data for Bellview project rock samples collected by M Gray and R Solis.

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Legend
Property Outline
Outline of historic resource, not CSA NI43-101 compliant
Drill Holes
Company
Arctic Precious Metals
Silver State Mining
Teck Resources
WSMC
Homestake
Skylark Project
Resource area
drilled by Artic Precious Metals,
Silver State Mining, and Teck,
Walker Canyon
Water
Canyon
Cherry Spring
Area drilled by Lyle Campbell, 1980's
Assay results unknown
H U M B O L
4,439,000
4,438,000
4,437,000
4,436,000
4,435,000
616,000
617,000
618,000
619,000
N
W
E
S
UTM Zone 11, NAD 1983
Bellview Property Historic
Drillhole Locations as compiled
by Fronteer Gold
Meters
0 125250 500 750 1,000
Feet
0 5001,000 2,000 3,000
prepared by
Resource Geosciences de Mexico
Bridgeport Ventures Inc.
Bellview Project
White Pine County, NV

Figure 11.22. Historic drillhole location map, Bellview project.

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Table 11.6. Historic drill programs, Bellview prospect.

Company	Year	Drillholes	Assays Availabl e	Comment
Lyle Campbell	1980’s (?)	20 drillholes	No	Drilled at what are now Fronteer’s Skylark claims, no data available.
Artic Precious Metals	1980 to 1985	95 rotary and reverse circulation drillholes totaling 4,741m.	Yes	Defined geologic resource of ~500,000 tons @ 0.034 opt Au. NOT CSA NI43- 101 COMPLIANT.
Silver State Mining	1986	10 drillholes totaling 336 m	Yes	Infill drilling within resource area.
Teck	1987 to 1991	68 reverse circulation drillholes totaling 3,240m	Yes	Mostly infill drilling within resource area. Calculated resource of 1.12M tons @ 0.031 opt Au (~34,000 ounces). NOT CSA NI43-101 COMPLIANT.
Western States Minerals	1991 to 1999	26 reverse circulation drillholes totaling 3,598m	Yes
Homestake	1996	6 reverse circulation drillholes totaling 864m	Yes	Tested geophysical and conceptual targets.

The most significant work is that of Teck Resources in the period 1987 to 1991, when Teck drilled a gold resource estimated to contain 1,120,000 tons of ore grading 0.031 opt Au, using a 0.015 opt cutoff, for a total of 34,720 contained ounces of gold. Insufficient information is available regarding the procedures used to create the historic resource estimate to determine if it is compliant with the protocols set forth by CSA NI43-101. The resource estimate has not been independently verified. The author has not reviewed the original drill logs, assay certificates, or resource model thus cannot comment on the accuracy of the reported drill results or resource estimate. The data were obtained from sources believed to be reliable but cannot be verified and the historical drillhole data and resource estimate has not been independently confirmed by the author thus should not be used in economic assessments of the project’s value.

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The mineralization was reported to be contained within the lowermost strata of the Secret Canyon Shale, immediately above the contact with the underlying jasperoid replaced Eldorado Dolomite. Lyle Campbell is reported to have drilled 20 reverse circulation drillholes in the Cherry Springs jasperoid area in the 1980’s. All that is known to the author about these drillholes is that they were vertical and ranged from 125 to 465 feet in depth, with most less than 300 feet. Assay data is not available for these drillholes. Historic drillhole intercepts as summarized by Raabe (2010b) are presented in Table 11.7. Drillhole collar locations are presented as Appendix C.

Table 11.7 Table of historic Bellview drillhole intercepts.

Hole No.	Company	Date	Location	Angle	T .D. (ft)	Gold Intercept (ft @ opt Au)	Interval (from-to, ft)	Comments
DH01	Arctic	1981	Main Resource	-90	200	30’@ 0.027	125’-155’
DH02	Arctic	1981	Main Resource	-90	200	5’@ 0.018	210’-215’
DH03	Arctic	1981	Main Resource	-90	35			Lost Hole
DH04	Arctic	1981	Main Resource	-90	60	5’@ 0.023	10’-15’
DH05	Arctic	1981	Main Resource	-90	70
DH06	Arctic	1981	Main Resource	-90	95
DH07	Arctic	1981	Main Resource	-90	40			Not Assayed
DH08	Arctic	1981	Main Resource	-90	40			Not Assayed
DH09	Arctic	1981	Main Resource	-90	65
DH10	Arctic	1981	Main Resource	-90	65	5’@ 0.018	20’-25’	25’-65’ No Return
DH11	Arctic	1981	Main Resource	-90	30	25’@ 0.065	5’-30’
						Incl 5’@ 0.116	10’-15’
DH12	Arctic	1981	Main Resource	-90	45	45’@ 0.028	0’-45’
DH13	Arctic	1981	Main Resource	-90	45	35’@ 0.021	10’-45’
DH14	Arctic	1981	Main Resource	-90	205	45’@ 0.033	25’-70’
DH15	Arctic	1981	Main Resource	-90	225	20’@ 0.030	0’-20’
DH16	Arctic	1981	Main Resource	-90	265	5’@ 0.013	0’-5’
DH19	Arctic	1981	Main Resource	-90	80	10’@ 0.051	50’-60’
DH20	Arctic	1981	Main Resource	-90	100	30’@ 0.012	0’-30’
DH21	Arctic	1981	Main Resource	-90	100

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 67 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

DH22	Arctic	1981	Main Resource	-90	180
DH24	Arctic	1981	Main Resource	-90	500
DH29	Arctic	1981	Middle Hill East Side	-90	285
DH30	Arctic	1981	Middle Hill East Side	-90	165
DH31	Arctic	1981	Middle Hill	-90	400
DH33	Arctic	1981	Middle Hill West Side	-90	300			120-TD Not Assayed
DH34	Arctic	1981	Middle Hill West Side	-90	205	10’@ 0.064	25’-35’
						Incl 5’@ 0.104	25’-30’
						5’ @ 0.011	45’-50’
DH39	Arctic	1981	South Hill West Side	-90	365
DH48	Arctic	1981	South Hill East Side	-90	105
DH49	Arctic	1981	South Hill East Side	-90	85	5’@ 0.011	5’-10’
DH51	Arctic	1981	South Hill South Side	-90	65	5’@ 0.011	5’-10’
DH54	Arctic	1981	South Hill West Side	-90	310			245-TD No Return
DH58	Arctic	1981	South Hill South Side	-90	425
DH59	Arctic	1981	Main Resource	-90	45
DH60	Arctic	1981	Main Resource	-90	320
DH61	Arctic	1981	Main Resource	-90	205
DH62	Arctic	1981	Main Resource	-90	155			135-TD No Return
DH64	Arctic	1981	Main Resource	-90	310	5’@ 0.016	260’-265’
DH65	Arctic	1981	South Hill West Side	-90	160
DH66	Arctic	1981	South Hill West Side	-90	285
DH69	Arctic	1981	Main Resource	-90	105	25’@ 0.030	70’-95’
DH70	Arctic	1981	Main Resource	-90	605
DH72	Arctic	1981	Main Resource	-90	605
DH73	Arctic	1981	Main Resource	-90	565
DH75	Arctic	1981	Main Resource N	-90	805
DH84	Arctic	1981	Main Resource W	-90	115

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 68 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

BV8302	Arctic	1983	Main Resource	-90	217
BV8303	Arctic	1983	Main Resource	-90	152	5’@ 0.015	15’-20’
BV8304	Arctic	1983	Main Resource	-90	20
BV8305	Arctic	1983	Main Resource	-90	227
BV8306	Arctic	1983	Middle Hill West Side?	-90	132			Location? Assays?
BV8308	Arctic	1983	Middle Hill West Side	-90	247
BV8309	Arctic	1983	Middle Hill West Side	-90	187	5’@ 0.021	165’-170’
BV8310	Arctic	1983	Main Resource N	-90	187
BV8311	Arctic	1983	Middle Hill West Side	-90	187
BV8312	Arctic	1983	Middle Hill West Side	-90	147
BV8313	Arctic	1983	Middle Hill West Side	-90	92
BV8314	Arctic	1983	Main Resource	-90	30	25’@ 0.020	5’-30’
BV8315	Arctic	1983	Main Resource	-90	30
BV8316	Arctic	1983	Main Resource	-90	145	10’@ 0.018	0’-10’
						10’@ 0.013	20’-30’
						5’ @ 0.012	40’-45’
BV8317	Arctic	1983	Main Resource	-90	97
BV8320	Arctic	1983	Middle Hill West Side	-90	107	5’@ 0.021	60’-65’
BV8321	Arctic	1983	Middle Hill West Side	-90	127	20’@ 0.015	50’-70’
BV8322	Arctic	1983	Middle Hill West Side	-90	147	30’@ 0.017	60’-90’
BV8323	Arctic	1983	South Hill East Side	-90	147			Terminated due to caving
BV8401	Arctic	1984	Middle Hill West Side	-45	100	5’@ 0.064	50’-55’
						5’@ 0.016	60’-65’
BV8402	Arctic	1984	Middle Hill West Side	-90	100
BV8403	Arctic	1984	Middle Hill West Side	-60	100
BV8404	Arctic	1984	Main Resource	-45	100	25’@ 0.014	65’-90’
BV8405	Arctic	1984	Main Resource	-45	100	5’@ 0.010	10’-15’
BV8406	Arctic	1984	Main Resource	-45	100

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 69 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

BV8407	Arctic	1984	Main Resource	-45	50
BV8408	Arctic	1984	Main Resource	-60	100	5’@ 0.012	50’-55’
BV8409	Arctic	1984	Main Resource	-48	100
BV8410	Arctic	1984	Main Resource	-45	90
BV8411	Arctic	1984	Main Resource	-90	100
BV8412	Arctic	1984	Main Resource	-90	100	5’@ 0.025	5’-10’
BV8413	Arctic	1984	Main Resource	-90	35	20’@ 0.042	0’-20’
BV8414	Arctic	1984	Main Resource	-90	100
BV8415	Arctic	1984	Main Resource	-60	70	30’@ 0.066	0’-30’
						Incl 10’@ 0.145	5’-15’
BV8416	Arctic	1984	Main Resource	-90	100	5’@ 0.015	0’-5’
						5’ @ 0.013	60’-65’
						25’ @ 0.012	75’-100’
BV8417	Arctic	1984	Main Resource	-90	145	5’@ 0.015	0’-5’
						10’ @ 0.014	10’-20’
						70’ @ 0.026	30’-100’
BV8418	Arctic	1984	Main Resource	-60	100	5’@ 0.014	0’-5’
						20’ @ 0.019	15’-35’
BV8419	Arctic	1984	Main Resource	-60	100	10’@ 0.015	0’-10’
						20’ @ 0.031	20’-40’
BV8420	Arctic	1984	Main Resource	-90	35	15’@ 0.068	0’-15’	15-25’ No Return
						5’ @ 0.015	25’-30’
BV8421	Arctic	1984	Main Resource	-90	100	30’@ 0.021	10’-40’
BV8422	Arctic	1984	Main Resource	-90	100	20’@ 0.026	20’-40’
BV8423	Arctic	1984	Main Resource	-90	100	25’@ 0.042	35’-60’
BV8424	Arctic	1984	Main Resource	-60	100	5’@ 0.013	0’-5’
						5’ @ 0.013	10’-15’
						5’ @ 0.014	50’-55’
						5’@ 0.013	65’-70’
						5’@ 0.010	90’-95’

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 70 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

BV8425	Arctic	1984	Main Resource	-60	145	5’@ 0.012	35’-40’
						5’ @ 0.012	55’-60’
BV8426	Arctic	1984	Main Resource	-45	140	15’@ 0.022	125’-140’	Terminated due to lack of steel.
BV8427	Arctic	1984	Middle Hill East Side	-45	100
BV8428	Arctic	1984	Middle Hill East Side	-45	100	10’@ 0.010	25’-35’
BV8429	Arctic	1984	South Hill West Side	-45	100
BV8430	Arctic	1984	South Hill West Side	-60	100	5’@ 0.034	95’-100’
BV8431	Arctic	1984	South Hill West Side	-60	100	5’@ 0.020	55’-60’
						15’@ 0.024	75’-90’
DB01	Silver State	1986	Main Resource	-90	115	5’@ 0.051	95’-100’
						5’@ 0.037	110’-115’
DB02	Silver State	1986	Main Resource	-90	200
DB03	Silver State	1986	Main Resource	-90	220
DB04	Silver State	1986	Main Resource	-90	185	90’@ 0.031	95’-185’
DB05	Silver State	1986	Main Resource	-90	130	5’@ 0.010	65’-70’
DB06	Silver State	1986	Main Resource	-90	75	30’@ 0.213	0’-30’
						Incl 5’@ 0.254	0’-5’
						Incl 5’@ 0.658	10’-15’
DB07	Silver State	1986	Main Resource	-90	35	15’@ 0.063	5’-20’
						Incl 5’@ 0.131	10’-15’
DB08	Silver State	1986	Main Resource	-90	100	15’@ 0.061	0’-15’
DB09	Silver State	1986	Main Resource	-90	20	5’@ 0.011	10’-15’
DB10	Silver State	1986	Main Resource	-90	25	25’@ 0.056	0’-25’
BV8801	Teck	1988	South Hill West Side	-90	300
BV8802	Teck	1988	South Hill West Side	-90	200	10’@ 0.025	140’-150’	40-140, 150-200 Not Available
BV8803	Teck	1988	East of Main Resource	-90	260			0-80, 85- 160, 165- 270 Not Available

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 71 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

BV8804	Teck	1988	East of Main Resource	-90	260			0-40, 45- 100, 105- 260 Not Available
BV8805	Teck	1988	Main Resource	-90	240	30’@ 0.079	50’-80’
						Incl 20’@ 0.112	50’-70’
BV8806	Teck	1988	Main Resource	-90	160	15’@ 0.043	10’-25’
BV8807	Teck	1988	Main Resource	-90	100	50’@ 0.049	0’-50’
						Incl 5’@ 0.171	15’-20’
BV8808	Teck	1988	Middle Hill West Side	-90	140			0-30, 35- 75, 80-140 Not Available
BV8809	Teck	1988	Middle Hill West Side	-90	160			0-95, 100- 135, 140- 160 Not Avail.
BV8810	Teck	1988	Middle Hill West Side	-90	130	5’@ 0.016	110’-115’	0-105, 115- 125 Not Available
BV8811	Teck	1988	Middle Hill West Side	-90	120	5’@ 0.010	75’-80’	0-30, 35- 70, 80-120 Not Available
BV8812	Teck	1988	South Hill South End	-90	120			0-5, 10-70, 75-165 Not Available
BV8813	Teck	1988	Main Resource	-90	145	15’@ 0.067	35’-50’
						Incl 5’@ 0.102	40’-45’
BV8814	Teck	1988	Main Resource	-90	65	30’@ 0.085	0’-30’
						Incl 15’@ 0.147	10’-25’
BV8815	Teck	1988	Main Resource	-90	60	15’@ 0.026	15’-30’
BV8816	Teck	1988	Main Resource	-90	85	35’@ 0.039	0’-35’
						5’@ 0.080	65’-70’
BV8917	Teck	1989	Main Resource	-90	220
BV8918	Teck	1989	Main Resource	-90	100	25’@ 0.012	40’-65’
						5’@ 0.025	70’-75’
BV8919	Teck	1989	Main Resource	-90	120	5’@ 0.011	60’-65’
BV8920	Teck	1989	Main Resource	-90	200	5’@ 0.010	105’-110’
						5’@ 0.010	115’-120’
						10’@ 0.014	130’-140’
BV8921	Teck	1989	Main Resource	-90	500

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 72 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

BV8922	Teck	1989	Main Resource	-90	80
BV8923	Teck	1989	Main Resource	-90	80
BV8924	Teck	1989	Main Resource	-90	100
BV8925	Teck	1989	Main Resource	-90	100	5’@ 0.032	25’-30’
BV8926	Teck	1989	Main Resource	-90	100	25’@ 0.024	20’-45’
BV8927	Teck	1989	Main Resource	-90	180	10’@ 0.014	40’-50’
						10’@ 0.014	65’-75’
BV8928	Teck	1989	Main Resource	-90	140	45’@ 0.023	40’-85’
BV8929	Teck	1989	Main Resource	-90	140
BV8930	Teck	1989	Main Resource	-90	100	10’@ 0.018	40’-50’
BV8931	Teck	1989	Main Resource	-90	180	5’@ 0.032	65’-70’
						15’@ 0.067	85’-100’
BV8932	Teck	1989	Main Resource	-90	200	10’@ 0.069	75’-85’
						Incl 5’@ 0.126	80’-85’
						25’@ 0.028	95’-120’
						5’@ 0.017	135’-140’
BV8933	Teck	1989	Main Resource	-90	120	35’@ 0.065	60’-95’
						Incl 10’@ 0.100	60’-70’
BV8934	Teck	1989	Main Resource	-90	100	35’@ 0.048	35’-70’
						Incl 10’@ 0.109	35’-45’
BV8935	Teck	1989	Main Resource	-90	80	10’@ 0.010	20’-30’
BV8936	Teck	1989	Main Resource	-90	200	25’@ 0.024	80’-105’
BV8937	Teck	1989	Main Resource	-90	180	15’@ 0.032	55’-70’
BV8938	Teck	1989	Main Resource	-90	140	20’@ 0.027	65’-85’
BV8939	Teck	1989	Main Resource	-90	120
BV8940	Teck	1989	Main Resource	-90	120	15’@ 0.059	55’-70’
BV8941	Teck	1989	Main Resource	-90	240	10’@ 0.019	140’-150’
BV8942	Teck	1989	Main Resource	-90	100	30’@ 0.023	5’-35’
BV8943	Teck	1989	Main Resource	-90	620	5’@ 0.048	0’-5’
						5’@ 0.014	105’-110’

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 73 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

						5’@ 0.015	135’-140’
						5’@ 0.012	205’-210’
						5’@ 0.047	310’-315’
						10’@ 0.016	375’-385’
BV8944	Teck	1989	Main Resource	-90	120	25’@ 0.017	0’-25’
BV8945	Teck	1989	Main Resource	-90	180
BV8946	Teck	1989	Main Resource	-90	80	25’@ 0.047	0’-25’
						Incl 5’@ 0.106	5’-10’
BV8947	Teck	1989	Main Resource	-90	180	10’@ 0.012	40’-50’
						5’@ 0.019	90’-95’
BV8948	Teck	1989	Main Resource	-90	120	15’@ 0.143	35’-50’
						Incl 5’@ 0.291	40’-45’
BV8949	Teck	1989	Main Resource	-90	80	15’@ 0.024	25’-40’
BV8950	Teck	1989	Main Resource	-90	100	5’@ 0.010	45’-50’
BV8951	Teck	1989	Main Resource	-90	160	20’@ 0.054	100’-120’
						Incl 5’@ 0.106	105’-110’
BV8952	Teck	1989	Main Resource	-90	40
BV8953	Teck	1989	Main Resource	-90	60
BV8954	Teck	1989	Main Resource	-90	80	10’@ 0.023	0’-10’
BV8955	Teck	1989	Main Resource	-90	120	5’@ 0.036	5’-10’
BV8956	Teck	1989	Main Resource	-90	140	5’@ 0.016	25’-30’
BV8957	Teck	1989	Main Resource	-90	120
BV8958	Teck	1989	Main Resource	-90	140	5’@ 0.011	45’-50’
BV8959	Teck	1989	Main Resource	-90	100	15’@ 0.018	40’-55’
BV8960	Teck	1989	Main Resource	-90	80	20’@ 0.087	20’-40’
						Incl 10’@ 0.152	25’-35’
BV8961	Teck	1989	Main Resource	-90	200	30’@ 0.017	15’-45’
						5’@ 0.013	50’-55’
BV8962	Teck	1989	Main Resource	-90	100	5’@ 0.013	5’-10’
						5’@ 0.020	45’-50’
BV8963	Teck	1989	Main Resource	-90	160

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 74 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

BV8964	Teck	1989	Main Resource	-90	280
BV8965	Teck	1989	Main Resource	-90	260	5’@ 0.013	175’-180’
BV8966	Teck	1989	Main Resource	-90	160
BV8967	Teck	1989	S. of Main	-90	240
BV8968	Teck	1989	Main Resource	-90	260	5’@ 0.011	145’-150’
BRC1	WSMC	1991	West Pediment	-90	405
BRC2	WSMC	1991	West Pediment	-90	405
BRC3	WSMC	1991	West Pediment	-90	600
93B01	WSMC	1993	Main Resource	-60	500	10’@ 0.023	0’-10’
						5’@ 0.024	20’-25’
93B02	WSMC	1993	N. of Main Resource	-90	800
93B03	WSMC	1993	Main Resource	-60	700	10’@ 0.031	55’-65’
93B04	WSMC	1993	N. of Main Resource	-90	785
93B05	WSMC	1993	Middle Hill East Side	-60	500	10’@ 0.019	140’-150’
93B06	WSMC	1993	South Hill West Side	-60	350	30’@ 0.025	165’-195’
93B06A	WSMC	1993	South Hill West Side	-60	130			Not Assayed
93B07	WSMC	1993	Main Resource	-60	600	10’@ 0.015	30’-40’
93B08	WSMC	1993	South Hill West Side	-60	300	5’@ 0.016	150’-155’
93B09	WSMC	1993	Main Resource	-60	700	10’@ 0.043	60’-70’
						5’@ 0.013	80’-85’
93B10	WSMC	1993	South Hill West Side	-60	700
93B11	WSMC	1993	Middle Hill East Side	-60	200
93B12	WSMC	1993	South Hill West Side	-60	250	5’@ 0.020	40’-45’
						5’@ 0.012	60’-65’
93B13	WSMC	1993	Middle Hill East Side	-60	500
93B14	WSMC	1993	South Hill West Side	-60	450
93B15	WSMC	1993	Middle Hill East Side	-60	200
93B17	WSMC	1993	Middle Hill East Side	-60	200
93B19	WSMC	1993	Middle Hill East Side	-60	680
93B21	WSMC	1993	South Hill East Side	-60	300

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 75 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

93B22	WSMC	1993	South Hill East Side	-60	150	5’@ 0.015	25’-30’
93B23	WSMC	1993	South Hill South Side	-60	600
B95001	WSMC	1995	?	-47	400		No Info
B95002	WSMC	1995	?	-45	400		No Info
VIEW1	Homestake	1996	Cherry Creek	-90	550
VIEW2	Homestake	1996	East of Main Resource	-90	585
VIEW3	Homestake	1996	West of Main Resource	-90	305
VIEW4	Homestake	1996	South Hill West Side	-90	415
VIEW5	Homestake	1996	South Hill South End	-90	625
VIEW6	Homestake	1996	South Hill West Side	-90	355
SKR-1	Lyle Campbell	?	Cherry Spring	-90	245		No Info
SKR-2	Lyle Campbell	?	Cherry Spring	-90	125		No Info
SKR-3	Lyle Campbell	?	Cherry Spring	-90	175		No Info
SKR-4	Lyle Campbell	?	Cherry Spring	-90	245		No Info
SKR-5	Lyle Campbell	?	Cherry Spring	-90	465		No Info
SKR-6	Lyle Campbell	?	Cherry Spring	-90	180		No Info
SKR-7	Lyle Campbell	?	Cherry Spring	-90	385		No Info
SKR-8	Lyle Campbell	?	Cherry Spring	-90	250		No Info
SKR-9	Lyle Campbell	?	Cherry Spring	-90	225		No Info
SKR-10	Lyle Campbell	?	Cherry Spring	-90	90		No Info
SKR-10A	Lyle Campbell	?	Cherry Spring	-90	145		No Info
SKR-11	Lyle Campbell	?	Cherry Spring	-90	245		No Info
SKR-12	Lyle Campbell	?	Cherry Spring	-90	145		No Info
SKR-13	Lyle Campbell	?	Cherry Spring	-90	250		No Info
SKR-14	Lyle Campbell	?	Cherry Spring	-90	60		No Info
SKR-15	Lyle Campbell	?	Cherry Spring	-90	260		No Info
SKR-16	Lyle Campbell	?	Cherry Spring	-90	260		No Info
SKR-17	Lyle Campbell	?	Cherry Spring	-90	75		No Info

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 76 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

SKR-17A	Lyle Campbell	?	Cherry Spring	-90	100	No Info
SKR-18	Lyle Campbell	?	Cherry Spring	-90	300	No Info

11.4	Horsethief

Mapping and sampling of the Horsethief property has identified a large area of variably gold mineralized jasperoid. The largest jasperoid body crops out over an area of roughly 900 x 150 meters and a smaller area of jasperoid crops out southeast of the main body (Figures 11.23 and 11.24) . Several small prospect cuts and shafts in the area of jasperoid outcrops are the only known mine or exploration workings at the project. A joint venture between Canyon Resources and Copper Range explored the property in the period 1981 to 1984. Rock chip assay data generated by the joint venture reportedly defined gold anomalies in jasperoid, which was subsequently the focus of exploration drilling. The joint venture is reported to have completed two drill campaigns comprising A total of 40 rotary drillholes and a total of 4,233 meters (Table 11.8) .

Figure 11.23. Photo of Horsethief jasperoid outcrops, view looking east down trend of jasperoid zone.

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 77 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

M Gray and R Solis 2010 samples
Gold_ppm
< 50 ppb Au
50 to 100 ppb Au
> 100 ppb Au
fault
jasperoid
Lithology
Rock_Type
limestone
dolomite
tuff
4,212,000
4,211,000
4,210,000
741,000
742,000
743,000
21
22
Horsethief
Canyon
TRAIL
JEEP
6400

Horsethief Property Geology and M Gray and R Solis Rock Chip Sample Gold Assays

Geology as mapped by Canyon Resources, 1984.

Meters: 0 125 250 500 750 1,000

Feet: 0 625 1,250 2,500 3,750 5,000

N W E S

UTM Zone 11, NAD 1983

prepared by Resource Geosciences de Mexico

Bridgeport Ventures Inc.

Horsethief Project
Lincoln County, NV

Figure 11.24. Horsethief project rock chip gold assay map.

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 78 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

Table 11.8. Drill collar summary, Canyon Resources Horsethief drill programs.

Drillhole	UTM E NAD83	UTM N NAD83	Elev (m)	Azimuth	Inclination	Total Depth (m)
HT-01	740,953	4,211,885	1,993	0	-90	93.0
HT-02	741,084	4,211,945	1,999	0	-90	93.0
HT-03	741,332	4,211,907	1,971	0	-90	153.9
HT-04	741,232	4,211,842	2,022	0	-90	123.4
HT-05	741,146	4,211,672	1,981	0	-90	93.0
HT-06	741,397	4,212,025	1,996	0	-90	77.7
HT-06A	741,425	4,212,086	1,990	0	-90	184.4
HT-07	741,436	4,212,129	1,992	0	-90	153.9
HT-08	741,739	4,212,002	1,974	0	-90	93.0
HT-09	741,697	4,211,899	1,980	0	-90	93.0
HT-09A	741,697	4,211,899	1,980	0	-90	93.0
HT-10	742,451	4,210,839	1,951	0	-90	153.9
HT-11	742,381	4,210,878	1,974	0	-90	123.4
HT-12	742,300	4,210,819	1,969	0	-90	93.0
HT-13	742,464	4,210,587	1,952	0	-90	93.0
HT-14	742,414	4,210,653	1,954	0	-90	39.6
HT-15	742,525	4,210,630	1,954	0	-90	93.0
HT-16	741,007	4,211,980	1,981	0	-90	82.3
HT-17	741,133	4,212,014	1,996	0	-90	74.7
HT-18	741,260	4,211,978	2,018	0	-90	50.3
HT-19	741,362	4,211,982	2,007	0	-90	51.8
HT-19A	741,365	4,211,977	2,007	0	-90	121.9
HT-20	741,380	4,211,818	2,024	0	-90	64.0
HT-21	741,536	4,212,045	1,988	0	-90	74.7
HT-22	741,691	4,212,046	1,977	0	-90	102.1
HT-23	742,672	4,210,804	1,897	0	-90	93.0
HT-24	742,583	4,210,805	1,902	0	-90	74.7
HT-25	742,510	4,210,793	1,931	0	-90	82.3
HT-26	742,443	4,210,714	1,945	0	-90	80.8
HT-27	742,437	4,210,652	1,954	0	-90	93.0
HT-28	742,476	4,210,643	1,954	0	-90	99.1
HT-29	742,450	4,210,551	1,942	0	-90	105.2
HT-30	742,530	4,210,583	1,954	0	-90	93.0
HT-31	741,298	4,211,975	2,018	0	-90	93.0
HT-32	740,880	4,212,082	1,990	0	-90	169.2
HT-33	740,990	4,212,058	1,972	0	-90	82.3
HT-34	741,113	4,212,171	1,981	0	-90	195.1
HT-35	741,274	4,212,046	2,006	0	-90	121.9
HT-36	741,974	4,211,712	1,975	0	-90	51.8
HT-37	741,177	4,212,115	1,981	0	-90	152.4
HT-38	742,632	4,210,954	1,887	0	-90	88.4
HT-39	742,721	4,210,916	1,879	0	-90	85.3
HT-40	742,428	4,210,596	1,954	0	-90	54.9

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Drillholes ranged from 39 to 195m depth, but were generally less than 100m. The drill campaigns identified a gold mineralized zone in jasperoid and a separate gold mineralized zone hosted in silty limestones. Gold mineralization was also reported from the basal portion of the volcanic units that overlie the limestones and dolostones. Significant mineralized intercepts of as much as 13.7m @ 1.2 gpt Au and 39.6m @ 0.79 gpt Au were reported (Table 11.9) . The author has not reviewed the original drill logs nor assay certificates thus cannot comment on the accuracy of the reported drill results. The drill hole assay data were obtained from sources believed to be reliable but cannot be verified and the Canyon Resources drillhole data has not been independently confirmed by the author. A grade-thickness plot of drillhole intercepts (Figure 11.25 and Table 11.9) demonstrates an east-west trend to the most intensely mineralized portion of the jasperoid, consistent with Canyon Resources’ interpretation of an east-west striking structural control to gold mineralization (Figure 11.26) .

Table 11.9. Summary of gold intercepts and grade x thickness data, Canyon Resources
Horsethief drill programs.

Drillhole	From (m)	To (m)	Interval (m)	ppm Au	Grade x thickness (ppm m)	Comments
HT-06	42.7	77.7	35.1	0.42	14.7	dh ends in intercept
HT-08	0.0	35.1	35.1	0.13	4.4
HT-15	18.3	32.0	13.7	1.22	16.7
HT-15	54.9	65.5	10.7	0.47	5.0
HT-16	6.1	22.9	16.8	0.22	3.7
HT-17	4.6	30.5	25.9	0.26	6.8
HT-17	70.1	74.7	4.6	0.61	2.8	dh ends in intercept
HT-18	0.0	39.6	39.6	0.79	31.3
HT-19	45.7	51.8	6.1	0.79	4.8	dh ends in intercept
HT-19A	51.8	76.2	24.4	0.16	4.0
HT-21	3.1	18.3	15.2	0.45	6.8
HT-22	13.7	48.8	35.1	0.15	5.2
HT-23	10.7	25.9	15.2	0.13	2.0
HT-28	61.0	91.4	30.5	0.10	3.0
HT-30	12.2	25.9	13.7	0.14	2.0
HT-30	83.8	93.0	9.1	0.15	1.4	dh ends in intercept
HT-31	16.8	53.3	36.6	0.26	9.4
HT-40	39.6	45.7	6.1	0.46	2.8

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drillhole grade x thickness
1 to 4 m*gpt Au
4 to 8 m*gpt Au
8 to 12 m& gpt Au
> 12 m*gpt Au
drillhole with < 1 m*gpt Au intercept
jasperoid outcrops
Lithology
Rock_Type
limestone
dolomite
tuff
fault
Horsethief
TRAIL
21
6400
6565
4,212,000
4,211,000
741,000
742,000
743,000
Geology as mapped
by Canyon Resources, 1984
N
W
E
S
UTM Zone 11, NAD 1983
Meters
0 125 250 500 750 1,000
Feet
0 500 1,000 2,000 3,000 4,000
prepared by
Resource Geosciences de Mexico
Bridgeport Ventures Inc.
Horsethief Project
Lincoln County, NV

Horsethief Property Drillhole Au grade x thickness map (Canyon Resources drilling, 1981 - 1984)

Figure 11.25. Horsethief drillhole Au grade x thickness map.

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Figure 11.26. Drillhole cross section with interpretation by Canyon Resources (1984) of high angle, east-west structure controlling development of jasperoid.

The author and RGM senior geologist Roman Solis conducted independent sampling of the jasperoids and silicified or quartz veined outcrops and confirmed that they are anomalously gold, arsenic, and antimony mineralized (Table 11.10, Figure 11.27) . Samples of jasperoid replaced limestone in the northern jasperoid area yielded as much as 0.176 gpt Au. The jasperoid is not everywhere gold mineralized and some samples of jasperoid did not yield gold above the 5 ppb detection limit. The jasperoid is locally an angular breccia (Figure 11.28) and the color varies from brown to hematitic red. The samples of hematitic jasperoid collected by Gray and Solis all contained detectable gold whereas the brown colored jasperoid samples did not. No difference in degree of silicification was noted between the auriferous and barren jasperoids.

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Table 11.10. Sample descriptions and assay data for Horsethief project rock samples collected by M Gray and R Solis.

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Figure 11.27. Photo of gold mineralized jasperoid outcrop at Horsethief prospect. Sample site I223024, 0.115 ppm Au.

Figure 11.28. Photo of angular breccia texture in jasperoid outcrop at Horsethief prospect. Sample site I223021, <0.005 ppm Au.

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12	EXPLORATION

12.1	General

Bridgeport Ventures has not conducted any field based exploration on the properties which are the subject of this report, beyond the confirmatory visits and reconnaissance mapping and sampling completed by M Gray and R Solis of Resource Geosciences de Mexico, an independent technical services provider. Results of the mapping and sampling are discussed in Items 11 and 22 of this report. Bridgeport and the author of this report have had full access to digital databases and copies of project exploration files in the possession of Fronteer Gold.

Neither the author nor Bridgeport has access to original documents, maps, drillhole logs, drill cuttings, and assay certificates thus the author cannot comment on the accuracy of the reported exploration data. The data were obtained from sources believed to be reliable but cannot be verified and have not been independently confirmed by the author.

13	DRILLING

No drilling campaigns have been conducted on the properties by Bridgeport Ventures.

Previous operators are reported to have conducted exploration drilling at all four projects, as discussed in Items 8 and 11 of this report. Bridgeport and the author of this report have had full access to digital databases and copies of project exploration files in the possession of Fronteer Gold, however drillcore, drill cuttings, original drillhole logs, and original assay certificates for these historical drill programs are not available to the author nor to Bridgeport Ventures thus the author cannot comment on the accuracy of the reported drillhole data. The data were obtained from sources believed to be reliable but cannot be verified and have not been independently confirmed by the author.

.

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14	SAMPLING METHOD AND APPROACH

14.1	Sampling Method, Nature, and Spacing

14.1.1	Surface Rock Chip Samples

Concurrent with reconnaissance review of the Blackrock, Argentite, Bellview, and Horsethief projects, M Gray collected representative rock chip samples of distinct mineralized and altered zones. RGM Senior geologist R Solis assisted the author in reconnaissance visits and sampling at Horsethief and Bellview. Samples were collected from rock exposed in outcrop, prospects, and mine dumps. The objective of the sampling was to determine metal contents and geochemical characteristics of particular zones of interest, and to verify that the mineralized zones that were reported to contain gold were in fact auriferous. All samples were collected by the author or RGM senior geologist R Solis, and remained exclusively in the possession of the author until such time that they were delivered by the author to the ALS Chemex sample reception and preparation facility in Elko, Nevada.

Samples collected were representative grab samples, representative composite samples oriented perpendicular to the structural fabric of the feature of interest being sampled, and both select and random mine dump samples. All samples were collected by hand, using hardened steel geological hammers. Samples were placed in plastic or cloth sample bags and sealed. Sample weights varied from 2 to 4 kg. Sample spacing was variable, and was a function of exposure of mineralized or altered rock. Sample descriptions, location data, and multi-element assay data were captured in digital format and assay certificates are included as Appendix A of this report.

14.2	Recovery Factors

No factors were identified that materially impact the accuracy or reliability of the sample results. Surface rock chip samples were collected manually and recovery was 100%.

14.3	Sample Quality and Representativity

In the opinion of the author, samples collected are of high quality and representative of the mineralized areas being evaluated.

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Surface sample locations were selected to be representative of the geologic feature being investigated. Representative sample was collected by chipping and collecting rock along a line perpendicular to the orientation of the structure or feature being sampled. Industry standard methods and best professional judgment were used in collection of the rock chip samples, however, by nature, manually collected rock chip samples are of lesser quality than mechanically collected continuous samples (i.e. cored or cut samples). The surface rock chip samples are of sufficient quality and confidence to be used for preliminary assessments of the project’s mineral potential but were not designed to provide detailed or reliable information of true mineralized dimensions and grades.

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15	SAMPLE PREPARATION, ANALYSES, AND SECURITY

It is the author’s opinion that sample preparation, security, and analytical procedures used were adequate to insure the integrity and reliability of the sample data base.

15.1	Personnel

All samples were collected exclusively by M Gray or R Solis. Employees, officers, directors, or associates of Bridgeport were not involved in sample collection or preparation.

15.2	Bridgeport Resources Sampling Program

15.2.1	Sample Security/Chain of Custody

Geologic descriptions of the sample, including nature of the sample, length of sample, lithology, alteration, and mineralization, were captured in geologic field books. Samples were sealed in plastic or cloth sample bags with tie closures. Samples were stored in the author’s locked vehicle until such time that they were delivered directly by the author to the ALS Chemex sample reception facility in Elko, Nevada.

15.2.2	Sample Preparation by ALS Chemex

Analytical work was performed by ALS Chemex, an ISO 9001:2000 certified international provider of analytical services to mining and exploration companies. Sample preparation was conducted at the ALS Chemex facility in Elko, Nevada and analyses were completed at the ALS Chemex laboratory in Vancouver, British Columbia.

ALS Chemex reports the following preparation method: Each sample was dried and the entire sample was crushed to better than 70% passing a 2 mm (Tyler 10 mesh) screen. Using a riffle splitter, a split of up to 250 grams was taken and pulverized to better than 85% passing a 75 micron (Tyler 200 mesh) screen.

15.2.3	Analytical Techniques used by ALS Chemex

Gold content was first analyzed utilizing standard fire assay fusion, followed by atomic absorption analysis, of a 30 gram nominal sample weight (ALS Chemex procedure Au AA23), with a detection limit of 0.005 ppm and upper limit of 10 ppm.

All other elements listed below were analyzed utilizing four acid digestion ( HF-

HNO3-HClO4 acid digestion and HCl leach) and Inductively Coupled Plasma -

Atomic Emission Spectroscopy methods (ALS Chemex procedure ME-ICP61). The method and the detection and upper limits for each element are described in Table 15.1.

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Table 15.1. Element concentrations analyzed and analytical limits.

			Detection	Upper
	Element	Symbol	Limit	Limit

	Aluminum	Al	0.01%	25%
	Antimony	Sb	5 ppm	1%
	Arsenic	As	5 ppm	1%
*	Barium	Ba	10 ppm	1%
	Beryllium	Be	0.5 ppm	0.01%
	Bismuth	Bi	2 ppm	1%
	Cadmium	Cd	0.5 ppm	0.05%
	Calcium	Ca	0.01%	25%
*	Chromium	Cr	1 ppm	1%
	Cobalt	Co	1 ppm	1%
	Copper	Cu	1 ppm	1%
	Iron	Fe	0.01%	25%
	Lead	Pb	2 ppm	1%
	Magnesium	Mg	0.01%	15%
	Manganese	Mn	5 ppm	1%
	Molybdenum	Mo	1 ppm	1%
	Nickel	Ni	1 ppm	1%
	Phosphorus	P	10 ppm	1%
	Potassium	K	0.01%	10%
	Silver	Ag	0.5 ppm	0.01%
	Sodium	Na	0.01%	10%
	Strontium	Sr	1 ppm	1%
	Sulfur	S	0.01%	10%
*	Titanium	Ti	0.01%	10%
*	Tungsten	W	10 ppm	1%
	Vanadium	V	1 ppm	1%
	Zinc	Zn	2 ppm	1%

*Elements for which the digestion is possibly incomplete.

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16	DATA VERIFICATION

16.1	Prior Exploration Campaigns

An extensive amount of exploration work has been completed on the Blackrock, Argentite, Bellview, and Horsethief properties, as discussed in Items 8 and 11 of this report. Nearly all of this work is historic in nature, and as such the reported results are not CSA NI43-101 compliant. Digital copies of data files from exploration programs conducted prior to Bridgeport’s involvement with the projects were reviewed by the author. Data includes geologic maps, drillhole logs, drill sample assays, surface rock chip assays, and geophysical studies. Original documents are not available, nor is drill core or witness samples from reverse circulation drilling. Much of the exploration work was completed decades ago, and reclamation of drill sites and the effects of time and weathering have combined to destroy monuments and physical evidence of drillhole and surface sample locations. The only data that could be directly verified by the author were geologic outcrop maps, some drillhole locations, and some outcrop rock chip sample assays, as discussed in Item 11 of this report.

Bridgeport has not yet commenced an exploration program at the projects beyond the work completed as part of this Technical Report, thus there is no prior data generated by Bridgeport to be verified.

16.2	Production Data

No significant historic production is reported from the Blackrock, Argentite, Horsethief, and Bellview projects. The tonnes and grades of ore extracted from the mine workings and dumps visited by the author cannot be reliably estimated or confirmed, but material produced probably does not exceed a few hundred tonnes from any of the properties.

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17	ADJACENT PROPERTIES

17.1	Blackrock

The Blackrock project is not contiguous with any historic or active mining or exploration property. The nearest mining properties of economic significance are the Como and Comstock districts, located 4km south and 20km northwest respectively.

17.2	Argentite

The Argentite project is not contiguous with any historic or active mining or exploration property. The nearest active mining property is the Mineral Ridge gold mine, located 13km to the east.

17.3	Bellview

The Bellview project is not contiguous with any historic or active mining or exploration property. The nearest active mining property is the Bald Mountain gold mine of Barrick Gold, located 13km to the south-southeast.

17.4	Horsethief

The Horsethief project is not contiguous with any historic or active mining or exploration property. The nearest mining property is the Pioche gold mining district, located 24km to the southwest.

18	METALLURGICAL TESTING

No metallurgical studies have been conducted by Bridgeport Ventures, nor is historical metallurgical data available for the properties.

19	MINERAL RESOURCE ESTIMATE

Data is insufficient to permit estimation of a mineral resource at any of the four properties.

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The historical resource estimate for the Bellview project is discussed in Items 8 and 11 of this report. Insufficient information is available regarding the procedures used to create the historic Bellview resource estimate to determine if it is compliant with the protocols set forth by CSA NI43-101. The resource estimate and has not been independently verified. The author has not reviewed the original drill logs, assay certificates, or resource model thus cannot comment on the accuracy of the reported drill results or resource estimate. The data were obtained from sources believed to be reliable but cannot be verified and the historical drillhole data and resource estimate has not been independently confirmed by the author thus should not be used in economic assessments of the project’s value.

20	OTHER RELEVANT DATA AND INFORMATION

To the best of the author’s knowledge, all relevant data has been presented in this report.

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21	INTERPRETATION AND CONCLUSIONS

Fronteer Gold made available for purchase by Bridgeport Ventures Inc. a property portfolio which includes the Blackrock, Argentite, Bellview, and Horsethief gold prospects in Nevada. These four projects represented an attractive opportunity for Bridgeport to quickly acquire a land position in a productive gold producing region and offered exposure to a variety of gold deposit types and project risk levels. Bridgeport purchased the Blackrock, Argentite, Bellview, and Horsethief properties on 16 November 2010. Prior to their purchase by Bridgeport, the author conducted field reviews of the properties including independent sampling and confirmation mapping. The projects are prioritized in terms of exploration potential and development priority follows:

1.	Blackrock, Lyon County.
Volcanic rock hosted epithermal gold system, Walker Lane province.
High priority target for high grade “bonanza vein” gold deposit minable by bulk underground methods.
Lower probability of open pit target.
Drill targets could be developed within weeks.

2.	Argentite, Esmeralda County.
Volcanic rock hosted epithermal hot spring gold system, Walker Lane province.
High priority target for both open pit and underground gold targets.
Historic drilling supports model that untested sinter zones are underlain by potentially economic gold concentrations.
No drill testing east of Argentite Canyon in area of outcropping sinter.

3.	Bellview, White Pine County.
Carlin style gold deposit. Carlin-Alligator Ridge trend.
High priority target on basis of geology, however priority reduced to moderate because of permitting issues related to US Forest Service land and incomplete land package.

The permitting process for 10 drill sites has been initiated and permits are expected to be obtained in the fourth quarter of 2010. The permitted drill sites will allow testing of three targets developed by Fronteer Gold.

The property is “drill ready” as soon as permits are obtained.

4.	Horsethief, Lincoln County.
Sedimentary rock hosted epithermal or Carlin style gold system.
Geology, geochemistry, and drill results support a target at stratigraphic levels below current outcrop or concealed by a veneer of post mineral volcanics.
Will require geophysical surveys and drilling of blind targets under cover.

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Design of future exploration programs for all four projects is aided by the extensive historical exploration database compiled by Fronteer Gold. The Blackrock, Argentite, Bellview, and Horsethief projects all have been partly drill tested with positive exploration results, yielding information of benefit for future drilling programs. Additional exploration, including drill testing, is recommended for all four projects, as discussed in Item 22 of this report.

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22	RECOMMENDATIONS

22.1	Target Concepts

22.1.1	Blackrock

The target at Blackrock is an epithermal Au-Ag mineralized vein system, minable by underground methods. Target analogs are the productive deposits of the Comstock district, located 20km to the northwest, which produced greater than 8M ounces gold. The Con Virginia deposit in the Comstock district produced 1.1M tonnes of ore with an average grade of 87 gpt Au (Hudson, 2003). The mineralization described for the mines in this section is not necessarily indicative of the mineralization at the Blackrock property.

Exploration data generated by previous operators, as discussed in Item 11 of this report, has confirmed the viability of a bonanza lode target at Blackrock. Surface mapping, which was confirmed in the field by the author, demonstrates a 1,300 meter strike length of the fault that localizes gold mineralization. Historical sampling of vein outcrops yielded anomalous (>0.1 gpt Au) to potentially ore grade gold concentrations over significant true widths (6.1m @ 6.5 gpt Au). Independent sampling by the author confirmed that the vein outcrops are significantly gold mineralized. The historic drill testing of the project explored only to shallow depths a 400m strike length of the Blackrock vein. The vein was intersected in every drillhole and each yielded wide, low grade gold intercepts. The historic drilling failed to define an economic resource but yielded results of exploration significance. Drill data demonstrates:

1.	Continuity of the mineralized vein along strike and dip.
2.	Increasing vein widths at depth and to the north.
3.	Multiple mineralized zones, interpreted as parallel vein structures.
4.	Possible increase of grade with depth (drillhole BR08-09).

Outcrop and drillhole data validate a high grade “bonanza vein” target at the Blackrock prospect, exploitable by underground methods, analogous to the productive veins of the Comstock district. The potential to host a bulk minable near surface deposit is low, but not precluded by the data.

22.1.2	Argentite

The target concept at Argentite is an epithermal gold system, probably a low sulfidation type, in a high level and/or hot spring environment, prospective for both bulk minable near surface deposits and high grade, structurally controlled deposits minable by underground methods. Target analogs include the Mineral Ridge mine located approximately 13km east of Argentite. The host rocks at Mineral Ridge are metasediments rather than volcanics, but the mine is developed on a structurally controlled epithermal gold deposit which is reported to have produced 575,000 ounces gold from open pit and underground operations and hosts a Measured and Indicated resource of 221,000 ounces and an inferred resource of 136,000 ounces (Lewis et al., 2010). Another possible exploration analog for the Argentite prospect is the McLaughlin deposit in Napa County, California, which comprises gold bearing epithermal sheeted veins underlying subaerial sinter. McLaughlin hosted a total gold resource (production and reserves) greater than 3.5M ounces gold (Sherlock et. al., 1995). The mineralization described for the mines in this section is not necessarily indicative of the mineralization at the Argentite property.

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Work by previous project operators, as discussed in Item 11 of this report, has partially tested the epithermal gold system exposed in Argentite Canyon and identified geochemically anomalous (Au, As, Sb, Hg) hot spring sinter deposits that crop out at elevations 140 m above the canyon floor. Historic drilling returned significant widths of gold mineralized quartz veined zones with intercepts of as much as 46m @ 1.2 gpt Au reported. East-striking structures were interpreted as controls of the gold mineralization exposed in Argentite Canyon.

During the field review mineralized zones exposed in Argentite Canyon and hydrothermal silica sinter outcrops on the east side of the canyon were visited. High angle silicified and quartz veined zones were observed in the canyon bottom, and low temperature chalcedonic silica replacement deposits and accumulated thicknesses of as much as 15m of sinter and related high level silicified sediments at the highest elevations on the east side of the canyon.

Sampling of the silica sinters by previous operators was reported to yield anomalous gold concentrations of as much as 0.1 ppm Au with elevated Hg concentrations. Independent sampling by the author confirmed that the sinters contain geochemically anomalous Au, As, and Sb contents. The author considers the low level metal anomaly in sinter to be significant supporting evidence that the sinters were deposited as part of an auriferous hot springs epithermal system. Such systems often do not produce economic gold concentrations in the near surface environment but may host economic gold concentrations at relatively shallow depths.

The data is permissive of a model in which both the gold showings in Argentite Canyon and the sinters to the east are part of the same mineralizing system, and the sinters represent the highest level of the paleo-hydrothermal system, whereas the auriferous stockwork zones represent a deeper portion of the same system. If so, a 140m vertical extent of the system is exposed, and potentially economic gold concentrations are present at depths of 140m below the paleosurface marked by the sinters, thus the sinters east of Argentite Canyon are guides to potentially economic gold concentrations at relatively shallow depths beneath them.

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22.1.3	Bellview

The target concept for the Bellview prospect is a Carlin style disseminated gold deposit or an intrusive related sedimentary rock hosted gold deposit. A possible analog is the Bald Mountain mine, located 13 km south-southeast. The Bald Mountain mine has exploited gold mineralization hosted along the Dunderberg-Hamburg contact and from Geddes/Secret Canyon strata just above the Eldorado Formation (Nutt et al., 2000). The Bald Mountain mine has produced over 2M ounces gold and as of 31 December 2009 hosted 4.5M ounces gold in measured and indicated reserves (Barrick Gold Corporation, 2009 Annual Report). The mineralization described for the mines in this section is not necessarily indicative of the mineralization at the Bellview property.

The Bellview property has been explored and drill tested by several operators. Geologic mapping, geochemical sampling, geophysical surveys, and several drilling programs have been completed, as discussed in Items 8 and 11 of this report. Fronteer has compiled the historic data into an integrated GIS database, conducted additional field studies, and subsequently developed three target zones proposed for drill testing, located as shown in Figure 22.1 and summarized by Raabe (2010b) as:

  The Saddle Target, where brecciated, recrystallized, calcite-veined Hamburg Limestone is thrust over Secret Canyon strata. IP/Resistivity data suggests Eldorado Dolomite lies beneath the ground surface at shallow depths of 100- 200 meters. A north-northwest trending topographic lineation passes through the target and leads to the Cherry Spring Au-As anomaly to the south.

  The Cherry Spring Target, located at Cherry Spring in an area of jasperoid development at the contact of a massive, locally oolitic limestone of unknown provenance with overlying Lower Secret Canyon shales and silty limestones. Fronteer’s rock chip samples of the jasperoids returned gold values up to 331 ppb Au, and arsenic values up to 533 ppm As. High angle northeast breccia structures intersect the jasperoid and are interpreted to have controlled gold mineralization. The intersection of these structures with the unexposed Eldorado-Secret Canyon horizon may be an area of significant gold deposition and is a compelling drill target.

  The CS Target, where Fronteer’s sampling returned anomalous Au (up to 1.217 ppm) and As (up to 297 ppm) from rock chip samples from silicified limestone beds within the lowermost Dunderberg Formation just above the Hamburg-Dunderberg contact, a regionally important site for gold- mineralization. Controlling structures are a series of northeast and northwest- trending faults which intersect the stratigraphy. The drill targets are the Hamburg-Dunderberg and Secret Canyon-Eldorado Dolomite contacts where they are intersected by the high angle structures.

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 97 of 134

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The author’s field review of the project, as discussed in Item 11 of this report, validated the target concepts proposed by Fronteer.

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Legend
target areas
Property Outline
Jasperoid
Dolomite Jasperoid
Shale Jasperoid
Outline of historic resource, not CSA NI43-101 compliant)
Detachment Fault
Faults inferred
CS Target
Saddle Target
Cherry Springs Target
Bellview Property Drill Targets
(Jasperoids as mapped by Lanier, 1999)
Meters
0 125250 500 750 1,000
Feet
0 750 1,500 3,000 4,500
prepared by
Resource Geosciences de Mexico
Bridgeport Ventures Inc.
Bellview Project
White Pine County, NV
UTM Zone 11, NAD 1983
N
W
E
S

Figure 22.1. Bellview project drill target map.

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22.1.4	Horsethief

The target concept at Horsethief is a sediment hosted Carlin style gold deposit. Nearby deposits that may represent geologic analogs include the Pioche district, located 24km to the southwest, which produced over 100,000 ounces gold and the Atlanta mine, located 49km north, which produced over 100,000 ounces gold and 1.7M ounces silver from jasperoid orebodies (Bonham, 1976; NBMG, 1991). The mineralization described for the mines in this section is not necessarily indicative of the mineralization at the Horsethief property.

A joint venture between Canyon Resources and Copper Range explored the property in the period 1981 to 1984 as discussed in Items 8 and 11 of this report. Their mapping and sampling identified large areas of variably auriferous jasperoid. The drill campaigns identified a gold mineralized zone in jasperoid interpreted to be controlled by an E-W striking structure, and a separate disseminated gold zone south of the jasperoid zone, hosted in silty limestones. A soil geochemical survey completed by Fronteer in 2010 identified soil gold anomalies associated with the outcropping jasperoid, but importantly also identified anomalies south and east of the drill tested jasperoid zone. Figure 22.2 presents the drillhole intercept grade- thickness data plotted on a surface plan view (the length of an intercept in meters is multiplied by its gold grade in ppm and the subsequent result is plotted at the location of the drillhole that hosts the intercept) for the main jasperoid zone and a plot of the soil gold data for the same area. The grade x thickness map is consistent with an east-west control to mineralization and the mineralized trend projects beyond the limits of the drill pattern. The soil gold assay data indicates that additional mineralized zones may be present to the south and southeast of the main jasperoid zone. The drillhole and soil assay data indicate potential for the gold mineralized zone to extend both east and west of the drilled jasperoid zone, into areas where the sedimentary strata are concealed by volcanic rocks, and to the south and southeast. The 1981 to 1984 drill campaigns failed to define a significant gold resource in the outcropping jasperoid, however, in many Carlin type systems, auriferous jasperoids are present but do not comprise the economically significant orebody. The author regards the auriferous jasperoid at Horsethief as a positive indication that a significant mineralized system was active at the property, thus the property remains prospective for gold deposits hosted by favorable sedimentary strata beneath the level of current outcrop exposure or drill testing, and for the discovery of gold deposits along the trend of the mineralized zone where it projects under volcanic cover rock.

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 100 of 134

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Soil gold assay
soil 5 to 10 ppb Au
soil 10 to 25 ppb Au
soil 25 to 50 ppb Au
soil >50 ppb Au
jasperoid
area of soil survey
Drillhole Intercept grade x thickness
1 to 4 m*gpt Au
4 to 8 m*gpt Au
8 to 12 m& gpt Au
> 12 m*gpt Au
drillhole, no significant Au
6626
×6504
6440
6600
6400
6565
21
Meters
0 100 200 400 600 800
Feet
0 395 790 1,580 2,370
UTM Zone 11, NAD 1983
N
W
E
S
prepared by
Resource Geosciences de Mexico
Bridgeport Ventures Inc.
Horsethief Project
Lincol County, NV
Target Map
Date: 12 Nov 2010

Figure 22.2. Horsethief project soil gold and drillhole grade-thickness map.

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22.2	Exploration Program and Budget

22.2.1	Blackrock

Testing of the prospect is straightforward. Geological mapping and surface rock chip sampling has defined the vein trace on surface and existing drillhole data constrains the vein orientation. The project can be advanced to the drill stage rapidly. The Blackrock project should be evaluated by:

1.	Compilation of exploration data into a GIS database.
2.	Confirmatory program of geologic mapping and rock chip sampling.
3.	Creation of 2D and 3D models of geology and vein structure using existing drillhole information and outcrop maps.
4.

Drill testing the projection of the vein structure at depths of 150 to 200m below surface at spacings of 150m along the strike projection of the vein. A total of 4,000m of reverse circulation drilling is recommended for the first phase drill test.

Completion of the recommended Phase 1 work program is estimated to require 5 months and $700,000 USD as summarized in Table 22.1. A Phase 2 drill and resource modeling program with a budget of $1.0M USD would be conditional upon successful results from the Phase 1 program.

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 102 of 134

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Table 22.1. Proposed exploration program and budget, Blackrock project.

Phase 1 Budget - Blackrock Project, Lyon County, Nevada

PHASE 1 DRILLING PROGRAM
Item	Units		Unit Cost USD	Total Cost USD
Lodging/Meals/Communications	162	person-days	150	24,300
Geophysical Surveys (IP/Resistivity)	0			0
Roads and Drill Pads	1		45,000	45,000
Drilling - Reverse Circulation	4000	meters	82	328,000
Drilling - Core	0	meters	125	0
Assays, drill samples	3200	samples	25	80,000
Assays, rock and soil	0	samples	25	0
Senior Geologist	15	days	975	14,625
Project Geologists	126	man-days	500	63,000
Technicians/Samplers	63	man-days	200	12,600
Vehicles and Fuel	189	vehicle-days	110	20,790
Permits	1		15,000	15,000
Field Supplies	1		40,000	40,000
Travel Costs	1		12,000	12,000
Environmental Costs/Reclamation	1		45,000	45,000
			Total	$700,315

		Grand Total Phase 1		$700,315	USD

Phase 2 Budget -Conditional upon positive results from Phase 1 Program

PHASE 2 RESOURCE MODELING AND INFILL DRILLING PROGRAM
Item	Units		Unit Cost USD	Total Cost USD
Lodging/Meals/Communications	240	person-days	150	36,000
Roads and Drill Pads	1		50,000	50,000
Resource Modeling	1		75,000	75,000
Drilling - Reverse Circulation	0	meters	82	0
Drilling - Diamond Drill Core	4000	meters	125	500,000
Assays, drill samples	4800	samples	25	120,000
Assays, rocks and soil	0	samples	25	0
Senior Geologist	30	days	975	29,250
Project Geologists	105	man-days	500	52,500
Technicians/Samplers	105	man-days	200	21,000
Vehicles and Fuel	210	vehicle-days	110	23,100
Permits	1	permit	15,000	15,000
Field Supplies	1		40,000	40,000
Travel Costs	1		24,000	24,000
Reclamation	1		50,000	50,000
			Total	$1,035,850

		Grand Total Phase 2		$1,035,850	USD

	Grand Total, Phase 1 and Phase 2			$1,736,165	USD

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 103 of 134

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22.2.2	Argentite

The exploration target concept is straightforward, yet requires further data collection to define drill targets. The concept to be explored is gold mineralized zones underlying silica sinters, with gold mineralization controlled by the structural zones that served as conduits for the sinter forming hydrothermal fluids. Sinter outcrops are discontinuously present over an area of greater than 1km2. Developing drill targets within the prospective zone of known sinter outcrops will require:

1.	Compilation of historic exploration data into a GIS database.
2.	Creation of 2D and 3D models of geology, vein structures, and mineralized zones using existing drillhole information and outcrop maps.
3.	Detailed geologic mapping and rock chip sampling.
4.	Grid soil geochemical surveys to identify hidden structural controls to gold distribution.
5.

Terrestrial IP/resistivity/magnetic surveys to seek evidence of pyritic zones (chargeability highs), silicified zones (resistors) and structures (magnetic gradient discontinuities) within the prospective area.

6.

Drill testing the interpreted structural zones that controlled formation of the sinters at depths of 150m below the sinters. A total of 3,000m of reverse circulation drilling is recommended for the first phase drill test.

Completion of the recommended work program is estimated to require 8 months and $824,000 USD as summarized in Table 22.2. A Phase 2 drill and resource modeling program with a budget of $1.0M USD would be conditional upon successful results from the Phase 1 program.

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 104 of 134

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Table 22.2. Proposed exploration program and budget, Argentite project.

Phase 1 Budget - Argentite Project, Esmeralda County, Nevada

PHASE 1 DRILLING PROGRAM
Item	Units		Unit Cost USD	Total Cost USD
Lodging/Meals/Communications	210	person-days	150	31,500
Geophysical Surveys (IP/Resistivity)	1		150,000	150,000
Roads and Drill Pads	1		50,000	50,000
Drilling - Reverse Circulation	3000	meters	82	246,000
Drilling - Core	0	meters	125	0
Assays, drill samples	2400	samples	25	60,000
Assays, rock and soil	0	samples	25	0
Senior Geologist	30	days	975	29,250
Project Geologists	147	man-days	500	73,500
Technicians/Samplers	126	man-days	200	25,200
Vehicles and Fuel	273	vehicle-days	110	30,030
Permits	1		15,000	15,000
Field Supplies	1		40,000	40,000
Travel Costs	1		24,000	24,000
Environmental Costs/Reclamation	1		50,000	50,000
			Total	$824,480

		Grand Total Phase 1		$824,480	USD

Phase 2 Budget -Conditional upon positive results from Phase 1 Program

PHASE 2 RESOURCE MODELING AND INFILL DRILLING PROGRAM
Item	Units		Unit Cost USD	Total Cost USD
Lodging/Meals/Communications	282	person-days	150	42,300
Roads and Drill Pads	1		75,000	75,000
Resource Modeling	1		75,000	75,000
Drilling - Reverse Circulation	5000	meters	82	410,000
Drilling - Diamond Drill Core	0	meters	125	0
Assays, drill samples	4000	samples	25	100,000
Assays, rocks and soil	0	samples	25	0
Senior Geologist	30	days	975	29,250
Project Geologists	126	man-days	500	63,000
Technicians/Samplers	126	man-days	200	25,200
Vehicles and Fuel	252	vehicle-days	110	27,720
Permits	1	permit	25,000	25,000
Field Supplies	1		40,000	40,000
Travel Costs	1		24,000	24,000
Reclamation	1		75,000	75,000
			Total	$1,011,470

		Grand Total Phase 2		$1,011,470	USD

	Grand Total, Phase 1 and Phase 2			$1,835,950	USD

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 105 of 134

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22.2.3	Bellview

Work by Fronteer and previous operators has identified several high priority targets for drill testing and the permitting process to allow for drilling of these targets has been initiated. The property is “drill ready” pending receipt of permits. Evaluation of the project should include:

1.	Compilation of historic exploration data into a GIS database.
2.	Creation of 2D and 3D models of geology and mineralized zones using existing drillhole information and outcrop maps.
3.	Expansion of the property concession package to include 100% of the historic resource and areas peripheral to the three defined drill targets.
4.	Drill testing of all three target areas defined by Fronteer. A 4,500 foot reverse circulation drill program should be an adequate first test.

Completion of the recommended work program is estimated to require 6 months (assuming permits obtained in 4th quarter 2010) and $780,000 USD and as summarized in Table 22.3. A Phase 2 drill and resource modeling program with a budget of $1.0M USD would be conditional upon successful results from the Phase 1 program.

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 106 of 134

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Table 22.3. Proposed exploration program and budget, Bellview project.

Phase 1 Budget - Bellview Project, White Pine County, Nevada

PHASE 1 DRILLING PROGRAM
Item	Units		Unit Cost USD	Total Cost USD
Lodging/Meals/Communications	240	person-days	150	36,000
Geophysical Surveys (IP/Resistivity)	0			0
Roads and Drill Pads	1		40,000	40,000
Drilling - Reverse Circulation	4500	meters	82	369,000
Drilling - Core	0	meters	125	0
Assays, drill samples	3600	samples	25	90,000
Assays, rock and soil	0	samples	25	0
Senior Geologist	30	days	975	29,250
Project Geologists	105	man-days	500	52,500
Technicians/Samplers	105	man-days	200	21,000
Vehicles and Fuel	210	vehicle-days	110	23,100
Permits	1		15,000	15,000
Field Supplies	1		40,000	40,000
Travel Costs	1		24,000	24,000
Environmental Costs/Reclamation	1		40,000	40,000
			Total	$779,850

		Grand Total Phase 1		$779,850	USD

Phase 2 Budget -Conditional upon positive results from Phase 1 Program

PHASE 2 RESOURCE MODELING AND INFILL DRILLING PROGRAM
Item	Units		Unit Cost USD	Total Cost USD
Lodging/Meals/Communications	240	person-days	150	36,000
Roads and Drill Pads	1		100,000	100,000
Resource Modeling	1		75,000	75,000
Drilling - Reverse Circulation	4000	meters	82	328,000
Drilling - Diamond Drill Core	0	meters	125	0
Assays, drill samples	3200	samples	25	80,000
Assays, rocks and soil	0	samples	25	0
Senior Geologist	30	days	975	29,250
Project Geologists	105	man-days	500	52,500
Technicians/Samplers	105	man-days	200	21,000
Vehicles and Fuel	210	vehicle-days	110	23,100
Permits	1	permit	100,000	100,000
Field Supplies	1		40,000	40,000
Travel Costs	1		24,000	24,000
Reclamation	1		100,000	100,000
			Total	$1,008,850

		Grand Total Phase 2		$1,008,850	USD

	Grand Total, Phase 1 and Phase 2			$1,788,700	USD

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22.2.4	Horsethief

The historic drilling has adequately tested, with negative results, the possibility that the outcropping jasperoid is an orebody, however drilling indicates potential for disseminated gold mineralization in silty limestones that may occupy a stratigraphic level below that of the jasperoid replaced limestone. Exploration to date has not explored favorable strata at deeper stratigraphic levels nor the projection of mineralized zones where they are concealed beneath volcanic cover rocks. In order to evaluate these targets the following work plan is recommended:

1.	Compilation of all available geology, geochemical, and drillhole data into a GIS database.
2.	Creation of 2D and 3D models of geology using existing drillhole information and outcrop maps.
3.	On the basis of trends identified by analysis of the historic data, expand the land package by staking additional claims along the projection of mineralized zones and favorable strata.
4.	Complete soil and rock chip geochemical surveys, concurrent with geological mapping, to define stratigraphic intervals favorable for mineralization and possible structural controls to mineralization.
5.	Conduct geophysical surveys to seek evidence of non-outcropping mineralized zones. Silica alteration associated with mineralization may be evidenced by resistivity highs.
6.	Drill test developed targets. A 4,000 meter reverse circulation drill program will be an adequate phase one test.

Completion of the estimated work program is estimated to require 8 months and $790,000 USD as summarized in Table 22.4. A Phase 2 drill and resource modeling program with a budget of $416,000 USD would be conditional upon successful results from the Phase 1 program.

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 108 of 134

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Table 22.4. Proposed exploration program and budget, Horsethief Project

Phase 1 Budget - Horsethief Project, Lincoln County, Nevada

PHASE 1 DRILLING PROGRAM
Item	Units		Unit Cost USD	Total Cost USD
Lodging/Meals/Communications	162	person-days	150	24,300
Geophysical Surveys (IP/Resistivity)	1		100,000	100,000
Roads and Drill Pads	1		40,000	40,000
Drilling - Reverse Circulation	4000	meters	82	328,000
Drilling - Core	0	meters	125	0
Assays, drill samples	3200	samples	25	80,000
Assays, rock and soil	0	samples	25	0
Senior Geologist	15	days	975	14,625
Project Geologists	126	man-days	500	63,000
Technicians/Samplers	63	man-days	200	12,600
Vehicles and Fuel	189	vehicle-days	110	20,790
Permits	1		15,000	15,000
Field Supplies	1		40,000	40,000
Travel Costs	1		12,000	12,000
Environmental Costs/Reclamation	1		40,000	40,000
			Total	$790,315

		Grand Total Phase 1		$790,315	USD

Phase 2 Budget -Conditional upon positive results from Phase 1 Program

PHASE 2 RESOURCE MODELING AND INFILL DRILLING PROGRAM
Item	Units		Unit Cost USD	Total Cost USD
Lodging/Meals/Communications	94	person-days	150	14,100
Roads and Drill Pads	1		20,000	20,000
Resource Modeling	1		75,000	75,000
Drilling - Reverse Circulation	2000	meters	82	164,000
Drilling - Diamond Drill Core	0	meters	125	0
Assays, drill samples	1600	samples	25	40,000
Assays, rocks and soil	0	samples	25	0
Senior Geologist	5	days	975	4,875
Project Geologists	42	man-days	500	21,000
Technicians/Samplers	42	man-days	200	8,400
Vehicles and Fuel	84	vehicle-days	110	9,240
Permits	1	permit	20,000	20,000
Field Supplies	1		15,000	15,000
Travel Costs	1		4,000	4,000
Reclamation	1		20,000	20,000
			Total	$415,615

		Grand Total Phase 2		$415,615	USD

	Grand Total, Phase 1 and Phase 2			$1,205,930	USD

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 109 of 134

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Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 110 of 134

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Faulds, J.E., Coolbaugh, M., Blewitt, G., and Henry, C.D., 2004, Why is Nevada in hot water? Structural controls and tectonic model of geothermal systems in the northwestern Great Basin: Geothermal Resources Council Transactions, p. 649-654.

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Gray, I.B., 1972, General geologic outline of the Fri claim group, private report prepared for Siskon Corporation, 22 March 1972, 18 p.

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Hayba, D.O., Bethke, P.M., Heald, P., and Foley, N.K., 1985: Geologic, mineralogic, and geochemical characteristics of volcanic-hosted epithermal precious metal deposits. Reviews in Economic Geology v. 2 p. 129-167.

Heald, P., Foley, N.K., and Hayba, D.O., 1987: Comparative anatomy of volcanic-hosted epithermal deposits: acid-sulfate and adularia-sericite types. Economic Geology v. 82 p. 1-26.

Hedenquist, J.W., Arribas, A. Jr., Reynolds, T.J., 1998: Evolution of an intrusion-centered hydrothermal system: Far Southeast Lepanto porphyry and epithermal Cu-Au deposits, Philippines. Economic Geology v. 93 p. 373-404.

Hose, R.K., and Blake, M.C., 1976, Geology and Mineral Resources of White Pine County, Nevada, Part I Geology: Nevada Bureau of Mines and Geology Bulletin 85, p. 1-35.

Howell, F., 2004, Argentite project geologic map, scale 1” = 400 ‘, Cordilleran Exploration Company, date 10 July 2004, revised 10 Sept 2004.

Hudson, D.H., 2003, Epithermal alteration and mineralization in the Comstock District, Nevada, Economic Geology, vol. 98, 2003, pp. 367-385.

Ilchik, R.P., and Barton, M.D., 1997, An amagmatic origin of Carlin-type gold deposits; Economic Geology, v. 92, p. 269-288.

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 111 of 134

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Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

John, D.A., Hofstra, A.H., and Theodore, T.G., 2003, ,A special issue devoted to gold deposits in northern Nevada: Part 1 regional studies and epithermal deposits, Preface, Economic Geology, v. 98, no. 2, p. 225 – 234.

Jones, Richard, 1992a, Characteristics of Mineralization and Exploration Recommendations for the Bellview Project Area, consultants report with accompanying geologic map (Jones, 1992b) prepared for Western States Minerals Corp., dated 24 November, 1992.

Lanier, G., 1999a, Bellview Property, geologic map prepared for Western States Minerals Corporation, scale: 1 in. = 500 ft.

Lanier, G., 1999b, Bellview Project District Targets and Exploration Proposal, Western States Minerals Corporation, internal company memo to A.B. Morrow and E.M. Gerick, dated 12 October, 1999.

Lewis, J.L., Godard, M., San Martin, A.J., Murahwi, C., 2010, Technical Report on the initial mineral resource estimate for the Mineral Ridge gold project, Nevada, USA, Effective Date 31 May 2010, prepared by Micon International Limited for Scorpio Gold Corporation for NI43-101 filing, which by Canadian Securities Administrators regulations is available on SEDAR (System for Electronic Data Analysis and Retrieval) at http://www.sedar.com.

McKee, E.H., 1996, Cenozoic magmatism and mineralization in Nevada; in Coyner, A.R. and Fahey, P.L., eds. Geology and ore deposits of the American Cordillera, Geological Society of Nevada, United States Geological Survey, and Sociedad Geologica de Chile, Symposium, Reno-Sparks, April 1995. Proc. v. 2, , p. 581 -588.

Millikin, Gregory R., 1979, Geology of a Portion of the Sherman Mountain Quadrangle, Nevada, San Diego State University, M.S. Thesis.

NBMG, 1991, Mineral resources inventory, Bureau of Land Management, Schell resource area, Ely district, Nevada, Nevada Bureau of Mines and Geology Open File Report 91-1. 139 p.

NBMG, 1997, County Digital Geological Maps of Nevada (OF97-1) by Ronald H. Hess and Gary L. Johnson, Nevada Bureau of Mines and Geology, 1997 | 1:250,000-scale, public domain maps available at http://www.nbmg.unr.edu/Mapping/StatewideGeologicMaps.html

NBMG, 2010, State and Federal permits required in Nevada before mining or milling can begin, Nevada Bureau of Mines and Geology Special Publication L-6, revised to May 2009, additional update October 2010.

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 112 of 134

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Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

Nutt, C.J., Hofstra, A.H., Hart, K.S., and Mortensen, J.K., 2000, Structural Setting and Genesis of Gold Deposits in the Bald Mountain – Alligator Ridge Area, East-central Nevada, in Cluer, J.K., Price, J.G., Struhsacker, E.M., Hardyman, R.F., and Morris, C.L., editors, Geology and Ore Deposits 2000: The Great Basin and Beyond: Geological Society of Nevada, Symposium Proceedings, May 13-15, p. 513-542.

Petersen, U., Noble, D.C., Arenas, M.J., and Goodell, P.C., 1977: Geology of the Julcani mining district, Peru. Economic Geology v.72 p. 931-949.

Phillips, G.N., and Powell, R., 1993, Link between gold provinces; Economic Geology, v. 88, p. 1084-1098.

Raabe, K.C., 2010a, Nevada Eagle Blackrock Property, Lyon County, Nevada, Initial Evaluation, private report prepared for Fronteer Gold, 20 August 2010, 24 p.

Raabe, K.C., 2010b, Bellview Property, White Pine County, Nevada, summary report, 2008 exploration program; private report prepared for Fronteer Gold, 11 December 2008, 44 p.

Ramnath, S., 2010, Summary of historical exploration activities, based on review of Fronteer Gold project files, Blackrock, Argentite, Bellview, Horsethief, Hot Pot, East Walker, Ashby, Kobeh properties, Nevada, private report prepared for Bridgeport Ventures Inc., 20 October 2010.

Renken, Paul B., 1983a, Bellview Property, White Pine County, Nevada, T25, 26N R56E: project report and summary of work, 1983, consultants report prepared for Arctic Precious Metals, Ltd., dated December, 1983.

Ransome, F.L., 1909: The association of alunite with gold in the Goldfield district. Economic Geology v.2 p. 667-692.

Seedorf, E., 1991, Magmatism, extension, and ore deposits of Eocene to Holocen age in the Great Basin – mutual effects and preliminary proposed genetic relationships: in Raines, G.L., Liske, R.E., Schafer, R.W., and Wilkinson, W.H., eds., Geology and ore deposits of the Great Basin, Geological Society of Nevada and United States Geological Survey Symposium, Reno-Sparks, April 1990, Proc. v. 1 p. 193-198.

Sherlock, R.L., Tosdal, R.M., Lehrman, N.J., Graney, J.R., Losh, S., Jowett, E.C., Kesler, S, 1995, Origin of the McLaughlin Mine sheeted vein complex: Metal zoning, fluid inclusion, and isotopic evidence, Economic Geology, vol. 90, 1995, pp. 2156-2181.

Sillitoe, R.H., and Bonham, H.F., 1990, Sediment-hosted gold deposits: Distal products of magmatic hydrothermal systems; in Geology, February 1990, v. 18, no. 2, p. 157-161.

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 113 of 134

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Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

Spalding, V., 2010, Nevada Eagle Horsethief Property, Lincoln County, Nevada, Initial Evaluation, private report prepared for Fronteer Gold, 11 July 2010, 17 p.

Stoffregen , R.E., 1987: Genesis of acid-sulfate alteration and Au-Cu-Ag mineralization at Summitville, Colorado. Economic Geology v.82 p. 1575-1591.

Tschanz, T.M. & Pampeyan, E.H., 1970, Geology and Mineral Deposits of Lincoln County, Nevada: Nevada Bur. Mines and Geology Bull. 73.

Urie, G.L., 2010, Nevada Eagle Kobeh property, Eureka County, Nevada, inititial evaluation. Private report prepared for Fronteer Gold, 26 August 2010, 8 p.

Veek, B.M., 1984, Report on exploration for the Horsethief Spring project, Nye County (sic), Nevada, 1984. Private company report, 78p.

Vikre, P. G., 1989: Ledge formation at the Sandstorm and Kendall gold mines, Goldfield, Nevada. Economic Geology v. 84 p. 2115-2138.

Webb, 1984

Western Regional Climate Center, 2010, Public domain historical climate database, joint product of Desert Research Institute and the National Oceanic and Atmospheric Administration, available at http://www.wrcc.dri.edu/index.html.

Zoback, M.L., McKee, E.H., Blakely, R.J., and Thompson, G.A., 1994, The northern Nevada rift: Regional tectonomagmatic relations and middle Miocene stress direction: Geological Society of America Bulletin, v. 106, P. 371-382.

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 114 of 134

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Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

24	STATEMENT OF QUALIFICATION

I, Matthew Dean Gray, of Calle 14 de Abril No. 68, Colonia San Benito, Hermosillo, Sonora, Mexico, do hereby certify:

1.

That I am employed as a geologist at Resource Geosciences de Mexico SA de CV, (RGM) an independent consulting geosciences firm, whose address is Calle 14 de Abril No. 68, Colonia San Benito, Hermosillo, Sonora, CP 83190, MEXICO.

2.

That: a.) I am a Certified Professional Geologist (#10688) with the American Institute of Professional Geologists; b.) My qualifications include experience applicable to the subject matter of this report, specifically the economic evaluation of both early stage and production gold projects; and c.) as a result of my education, experience, and professional qualifications I am a “Qualified Person” for the purposes of CSA National Instrument 43-101.

3.

That I am a graduate of the Colorado School of Mines (Ph.D., Geology with Minor in Mineral Economics, 1994; B.Sc., Geological Engineering, 1985) and the University of Arizona (M.Sc., Geosciences, 1988) and I have practiced my profession continuously since 1988.

4.

That I have no material interest, direct or indirect, in the properties discussed in this report dated 26 November 2010 and titled “Summary report on the Nevada gold project portfolio comprising the Blackrock, Argentite, Bellview, and Horsethief gold projects, Nevada, USA” or in the securities of Bridgeport Ventures Inc. and that I am independent of Bridgeport Ventures Inc. within the meaning of CSA National Instrument 43-101 and that I have had no prior involvement with the properties which are the subject matter of this report.

5.

That as of the date of this amended technical report, to the best of my knowledge, information and belief this technical report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

6.

That this report on the Nevada gold project portfolio is based on 5 days of site visits (14, 15, 16, and 20 October; 4 November 2010) and on a review of published and unpublished information and that I have had no prior involvement with the property that is the subject of this report.

7.

That I have read National Instrument 43-101 and Form 43-101F1 and that the technical report has been prepared in compliance with the Instrument and Form and that I am responsible for the preparation and compilation of this report.

8.

That I consent to the use of this report, dated 26 November 2010, Amended 7 December 2010, titled “Summary report on the Nevada gold project portfolio comprising the Blackrock, Argentite, Bellview, and Horsethief gold projects, Nevada, USA”, by Bridgeport Ventures Inc. for making representations on the subject property.

9.

That I have prepared this report for Bridgeport Ventures Inc.. It is based on my observations and data collected by myself, and on data obtained from the United States Geological Survey, the Nevada Bureau of Mines and Geology, and on data provided by the vendor of the properties, Fronteer Gold Inc.

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 115 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

Appendix A. Waypoints, due diligence confirmation site visits, M Gray, R Solis.

Waypoint	Person	Project	Date	E UTM NAD83	N UTM NAD83	Elev m	Comment
231	MDG	Argentite	14- Oct-10	426837	4179846	2410
A1	MDG	Argentite	14- Oct-10	426944	4179876	2420	sinter
A10	MDG	Argentite	14- Oct-10	426949	4180161	2356	sinter
A11	MDG	Argentite	14- Oct-10	426990	4180057	2383	sinter
A12	MDG	Argentite	14- Oct-10	426988	4179928	2417	contc rhy/sinter
A13	MDG	Argentite	14- Oct-10	426948	4179906	2424	contc rhy/sinter
A2	MDG	Argentite	14- Oct-10	426837	4179846	2410	sinter
A3	MDG	Argentite	14- Oct-10	426809	4179845	2404	sinter
A4	MDG	Argentite	14- Oct-10	426801	4179844	2404	sinter
A5	MDG	Argentite	14- Oct-10	426787	4179884	2396	sinter
A6	MDG	Argentite	14- Oct-10	426793	4179937	2398	sinter
A8	MDG	Argentite	14- Oct-10	426820	4179979	2414	sinter
A9	MDG	Argentite	14- Oct-10	426858	4180042	2401	sinter
Argentite	MDG	Argentite	14- Oct-10	426984	4179876	2411	heli landing spot
Kr394	MDG	Argentite	14- Oct-10	426796	4179855	2399	Ken Raabe sample site 394
Ab092	MDG	Argentite	20- Oct-10	426499	4179522	2331	sample site
Adit	MDG	Argentite	20- Oct-10	426607	4179531	2297	Adit trending NA320
Arg Cnyn Landind	MDG	Argentite	20- Oct-10	426660	4179652	2276	heli landing spot
I223008	MDG	Argentite	20- Oct-10	426501	4179527	2333	Repeat of Fronteer sample AB92 which assayed 0.325 ppm Au. Float boulder of silicified and quartz veined plagioclase and biotite bearing volcanic, indurated and moderately silicified, crosscut by creamy and light grey and white cryptocrystalline silica veinlets. No hint of sulfide or Fe-ox therefrom derived.
I223009	MDG	Argentite	20- Oct-10	426543	4179507	2319	Grab sample over 5m area of outcrops of unusual, irregular, planar red hematitic zones in contact with or crosscutting very coarse grained felspar phyric porphyry. I don't kow if this is hydrothermal feature or primary volcanic texture (mega agglomerate?).
I223010	MDG	Argentite	20- Oct-10	426588	4179540	2307	Representative grab across 1.5m rib of brecciated silica vein. Angular breccia of dense silicified clasts in dense silicified matrix. Old flag - 4359 sample site.
I223011	MDG	Argentite	20- Oct-10	426607	4179534	2295	Grab of quartz vein material from pad in front of adit, select sample of grey and dark grey quartz vein material. Note traces of very fine grained disseminated pyrite in some samples.

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 116 of 134

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Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

I223012	MDG	Argentite	20- Oct-10	426641	4179741	2290	Repeat of Fronteer sample KR393 which assayed 1.305 ppm Au. NA060 85NW silica rib vein outcrop. Replacement silica - protolith plagioclase porphyritic volcanic, locally weakly gossanous and argillized.
I223013	MDG	Argentite	20- Oct-10	426687	4179767	2324	Repeat of Fronteer sample KR392 which assayed 0.725 ppm Au. 10 to 30cm wide silica breccia vein at NA050 80NW crosscutting rusty weakly silicified plagioclase porphyritic volcanic. Sampleis 3m grab centered on silica breccia vein, 50% breccia vein, 25% HW, 25% FW.
I223014	MDG	Argentite	20- Oct-10	426939	4179808	2414	Grab over 10m area of bedded chalcedonic sinter, chalcedonic silica replacements, and sinter breccia.
I223015	MDG	Argentite	20- Oct-10	426800	4179949	2406	Grab sample of grey-dark grey non-banded chalcedonic silica crosscut by high angle red hematitic siliceous breccia zones. Crosscutting hydrothermal feature? Silicified sediments infilling fissure? Sample is 20cm wide across hematitic silica breccia 50/50 breccia and wallrock sinter.
I223016	MDG	Argentite	20- Oct-10	426816	4179978	2413	Grab of hematitic angular silicified sinter breccia and crudely banded chalcedonic host rock.
I223017	MDG	Argentite	20- Oct-10	426955	4179903	2425	Grab of white-red-brown-grey mottled sinter crosscut by less than 2 vol % white drusy quartz veinlets and occasional hematitic brecciated zone.
L 10000N P10100E	MDG	Argentite	20- Oct-10	426596	4179533	2302	grid stake L10000N P10100E
b1	MDG	Bellview	15- Oct-10	616675	4438548	2232	jasp
bellview	MDG	Bellview	15- Oct-10	616828	4438341	2222	heli landing spot
234	MDG	Bellview	4-Nov- 10	618655	4436778	2401
B3	MDG	Bellview	4-Nov- 10	617932	4435664	2127
B4	MDG	Bellview	4-Nov- 10	618541	4436687	2433	NA085 15N bedding in grey unaltered (but for white cc veins) carbonate
B5	MDG	Bellview	4-Nov- 10	616906	4438012	2261	caved prospect pit as base of massive jasperoid outcrop
B6	MDG	Bellview	4-Nov- 10	616798	4438001	2286	Pronounced NA020 75W fabric to jasperoid outcrop, contolling rib morphology
I223025	MDG	Bellview	4-Nov- 10	617884	4435513	2117	Representative grab over 4x5m area of red- grey-white jasperoid outcrop in Cherry Springs Canyon. Locally angular breccia texture with late white sugary quartz veinlets. Note sample tag TT717(?) and 125872, which assayed 0.010 ppm, at this outcrop.
I223026	MDG	Bellview	4-Nov- 10	617932	4435580	2139	Representative grab over 8x8m area of bold jasperoid outcrop, white-grey-red color, locally angular breccia texture. Not true cryptocrystalline jasperoid - this is sugary replacement silica.
I223027	MDG	Bellview	4-Nov- 10	617972	4435641	2130	Representative grab over 3x5m area of quartz ribbon veined red-brown siltstone. >50 vol % white milky quartz veining, some symettrical open space filling textures. Dominant orientation NA015 steeply E dipping.
I223028	MDG	Bellview	4-Nov- 10	617872	4435626	2119	Grab of mega boulders in Cherry Springs Canyon of densely silicified white-grey-red jasperoidal angular breccia. Angular white and grey silicified clasts in dense grey, locally hematitic, silica matrix.

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 117 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

I223029	MDG	Bellview	4-Nov- 10	618689	4436817	2401	Repeat at Fronteer sample site 125866 which assayed 0.254 ppm Au. Note coordinates approximate and taken from map - GPS reading not stored. Grab of hematitic red and brown brecciated vaiably silicified siltstone. Note NA010 65E polished fault surface with dip slip slickenlines. Note tag and flag for sample 125866 here.
I223030	MDG	Bellview	4-Nov- 10	618657	4436780	2401	Repeat of Fronteer sample site 125865 which assayed 0.041 ppm Au. Grab over 1x1m area of grey-brown outcrop of angular brecciated fine grained carbonate/siltstone, variably replaced by fine grained sugary silica.
I223031	MDG	Bellview	4-Nov- 10	616912	4438009	2260	Grab of float boulders at base of massive jasperoid outcrop. Sample is of quartz veined red and brown brecciated variably silicified siltstone which looks similar to Secret Canyon shale above silica replaced Eldorado Dolomite.
I223032	MDG	Bellview	4-Nov- 10	616715	4438571	2232	Sample of float of red and brown Fe-oxide stained shattered and quartz veined and cemented siltstone, collected east of jasperoid outcrops. Sample is Secret Canyon shale? Not pervasively silicified. Late white drusy and low temperature quartz.
I223033	MDG	Bellview	4-Nov- 10	616688	4438640	2221	Sample of float east of and at base of massive jasperoid outcrops, variably silicified red and brown Fe-oxide stained siltstone cut by white drusy quartz veinlets. Secret Canyon shale?
I223034	MDG	Bellview	4-Nov- 10	616675	4438549	2231	Representative grab over 3 x 5 m area of much larger outcrop of what Ken Raabe showed to us as being silicified Eldorado Dolomite. Note angular clast clasts defined by white silica veinlets. NA010 fabirc to veinlets.
957	RGSM	Bellview	4-Nov- 10	616588	4438673	2209	Old drill site
I223043	RGSM	Bellview	4-Nov- 10	617691	4435593	2095	Repeat at sample site 90668 which assayed 0.331 ppm Au. Also tags for samples 9222 , CSA-01R and 3687. 325/20 bedding in reddish -brown siltstones with white drussy silica filling open spaces (fractures)
I223044	RGSM	Bellview	4-Nov- 10	617675	4435560	2085	Silicified and brecciated siltstones?? Late white quartz filling cavities-150/60 slickensides
I223045	RGSM	Bellview	4-Nov- 10	617832	4435567	2100	Brecciated rib, white silica replacing limestones???
I223046	RGSM	Bellview	4-Nov- 10	618630	4436694	2398	N-S structure, limestones, recrystallized limestones to silica>carbonates
I223047	RGSM	Bellview	4-Nov- 10	618679	4436811	2389	Strong silicified and brecciated siltstones locallywith white quartz filling cavities
I223048	RGSM	Bellview	4-Nov- 10	616801	4437993	2274	White drussy quartz filling fractures, weak granular silicification of groundmass
I223049	RGSM	Bellview	4-Nov- 10	616659	4438575	2233	Jasperoids, crackle breccias, locally white quartz filling cavities
I223050	RGSM	Bellview	4-Nov- 10	616568	4438736	2195	Jasperoids with sugary quartz in groundmass
Blackrock	MDG	Blackrock	13- Oct-10	287888	4342914	2082	heli landing spot
Br1	MDG	Blackrock	13- Oct-10	287828	4342855	2085	outcrop, Blackrock vein
Br2	MDG	Blackrock	13- Oct-10	287804	4342852	2091	late qtz veins xcutting sil vein
Br3	MDG	Blackrock	13- Oct-10	287800	4342831	2089	NA023 70E slip planes in Blackrock vein
Br4	MDG	Blackrock	13-	287863	4342818	2076	HW hb plag andesite to Blackrock vein,

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 118 of 134

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Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

			Oct-10
Clmpst1	MDG	Blackrock	13- Oct-10	287820	4342861	2089	old claimpost
Olddh	MDG	Blackrock	13- Oct-10	287877	4342846	2078	old drill pad
Ab192	MDG	Blackrock	20- Oct-10	288115	4343227	1953	sample site
Ab193	MDG	Blackrock	20- Oct-10	288118	4343232	1950	sample site
Ab194	MDG	Blackrock	20- Oct-10	288113	4343232	1952	sample site
I223001	MDG	Blackrock	20- Oct-10	287764	4342766	2085	Representative grab sample across 3m of NA025 trending bold rib of white multistage quartz vein. Fine grained white and tan sugary crystalline silica crosscut by white sugary and chalcedonic silica veinlets. Locally a breccia vein with angular clasts of silica within silica matrix
I223002	MDG	Blackrock	20- Oct-10	287752	4342756	2082	Representative grab over 3 m of weakly silicified and quartz veined andesite (?) FW to massive vein at site 223001, collected approximately 15m W-SW of 223001 from bold NE trending brown rib of silicified andesite crosscut by less than 5 vol % white sugary quartz veinlets at NA 010 80W.
I223003	MDG	Blackrock	20- Oct-10	287794	4342816	2087	Representative grab over 3m perpendicular to NA025 trending rib of multistage quartz vein. Fine grained white and tan sugary crystalline silica crosscut by white sugary and chalcedonic silica veinlets. Locally a breccia vein with angular clasts of silica within silica matrix.
I223004	MDG	Blackrock	20- Oct-10	287742	4342648	2034	Non-representative grab over 8m width of silicified and quartz veined andesite (multistage quartz veining) exposed in roadcut at arroyo. Selectively sampling the most silicified or or veined zones. Note late drusy quartz veins and traces of cinnabr paint on fractures and in vugs. Old metal sample taga here - BR108??, CN44??
I223005	MDG	Blackrock	20- Oct-10	287766	4342654	2035	Stockpile grab from 4 different piles of quartz vein material on pad on N side of arroyo. Fragments of multistage white and creamy quartz vein material.
I223006	MDG	Blackrock	20- Oct-10	288168	4343457	1990	Grab over 3 m area of rusty, weakly silicified andesite with less than 5 vol % white drusy quartz veining, from N-NW trending rib like rusty o/c.
I223007	MDG	Blackrock	20- Oct-10	288115	4343237	1946	Grab over 5 x 10m area from NA020 trending bold rib of silificied and quartz veined andesite. Rusty brown color but no jarosite or Fe-ox after sulfides noted. White drusy quartz veins and porcelainous chalcedonic silica veins cutting variably intensely pervasively silicified andesite.
232	MDG	Horsethief	14- Oct-10	741177	4211894	2013
Horsethief	MDG	Horsethief	14- Oct-10	741184	4212316	1985	heli landing spot
Ht1	MDG	Horsethief	14- Oct-10	741219	4211989	2008	old drill road, base of jasp o/c
Ht1950N1 200E	MDG	Horsethief	14- Oct-10	741203	4211947	2022	grid stake 1950N 1200E
Ht2	MDG	Horsethief	14- Oct-10	741222	4211977	2014	NA015 70W planar fracs in jasp
Ht3	MDG	Horsethief	14- Oct-10	741211	4211940	2023	grey ls

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 119 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

Ht4	MDG	Horsethief	14- Oct-10	741187	4211966	2024	jasp
Ht5	MDG	Horsethief	14- Oct-10	741189	4211909	2018	rxtallized ls
Ht6	MDG	Horsethief	14- Oct-10	741177	4211894	2013	old drill road
Ht7	MDG	Horsethief	14- Oct-10	741152	4211864	2004	ls bedding NA145 25NE
233	MDG	Horsethief	4-Nov- 10	742500	4210647	1952
Ht0650N2 450E	MDG	Horsethief	4-Nov- 10	742402	4210648	1957	soil grid station
Ht0650N2 500E	MDG	Horsethief	4-Nov- 10	742500	4210648	1953	soil grid station
Ht0750N2 350E	MDG	Horsethief	4-Nov- 10	742348	4210753	1970	soil grid station
Ht0950N2 250E	MDG	Horsethief	4-Nov- 10	742250	4210952	1973	soil grid station
Ht1000N2 100E	MDG	Horsethief	4-Nov- 10	742100	4210998	1986	soil grid station
Hts3	MDG	Horsethief	4-Nov- 10	742040	4211113	1997	na155 17 ne bedding in unaltered grey carbonate with thin cherty beds
Hts4	MDG	Horsethief	4-Nov- 10	742354	4210702	1967	gently dipping, <15, to ne bedding in grey carbonate
Hts5	MDG	Horsethief	4-Nov- 10	742472	4210627	1963	na150 50sw fault plane with dip slip slicks in jasperoid
I223018	MDG	Horsethief	4-Nov- 10	741996	4211137	1993	Grab sample of float and boulders in old caved prospect cut, no outcrop, red soil anomaly in area of prospect. Float is medium grained recrystallized an variably hematitic carbonate, locally with medium grained crystalline grey and white carbonate veinlets. No silicification noted.
I223019	MDG	Horsethief	4-Nov- 10	742377	4210908	1979	Sample at old drill site of rotary cuttings - dark grey recrystallized carbonate and bleached carbonate chips.
I223020	MDG	Horsethief	4-Nov- 10	742352	4210751	1971	Representative grab sample over 2 x 3 m area of outcrop of brecciated variably silicified carbonate ("brown jasperoid"). Surrounding outcrops are all unaltered grey carbonate. Aluminum tag HT-22 at this location - old drill site?
I223021	MDG	Horsethief	4-Nov- 10	742411	4210639	1961	Representative grab sample of yellow-brown angular jasperoid breccia. Angular clasts of aphanitic grey silica in ochreous red-brown jasperoidal matrix.
I223022	MDG	Horsethief	4-Nov- 10	741452	4211453	1984	Representative grab sample across 2m of brecciated recrystallized grey carbonate with extremely coarse grained white carbonate veining and breccia matrix, exposed in easternmost of two adjacent prospect cuts. Sample is approximately 50% recrystallized carbonate and 50% carbonate vein material.
I223023	MDG	Horsethief	4-Nov- 10	741594	4211362	1969	Dump sample, adjacent to caved prospect shaft. Recrystallized grey and sooty carbonate, dark brown chonchoidally fracturing mudstone, hematitic mudstone, and frags of cherty silica (probably from interbedded cherts, not jasperoid). Minor hairline calcite veining in fragments. Sample tag LI-520 at this site.
I223024	MDG	Horsethief	4-Nov- 10	741354	4211808	2027	Representative grab over 2x2m area, rib like outcrop of red-brown jasperoid locally with angular breccia texture. Rib trends NA330, float and outcrop to SE is unaltered grey carbonate.
Old Drillsite	MDG	Horsethief	4-Nov- 10	742377	4210908	1978	old drill site

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 120 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

HT 1900N125 0E	RGSM	Horsethief	4-Nov- 10	741250	4211900	2031	Soil sample location
I223035	RGSM	Horsethief	4-Nov- 10	742488	4210619	1955	Tagged as site as HT-30 - old drill site? Grab composite sample. Brecciated jasperoid, locally filled with hematite and jarosite after sulphides (cubic boxworks). Possible structural control 140/70
I223036	RGSM	Horsethief	4-Nov- 10	742469	4210642	1955	Grab composite sample. Brecciated Jasperoid weak hematite . Posible structural control 130/60
I223037	RGSM	Horsethief	4-Nov- 10	742440	4210623	1958	Strong hematitic brecciated jasperoids, late white silica filled cavities. Strctural control 120/65
I223038	RGSM	Horsethief	4-Nov- 10	742433	4210607	1958	Brecciated jasperoids filled with hematite- adjacent to possible old waste dump
I223039	RGSM	Horsethief	4-Nov- 10	741344	4211876	2027	Jasperoid zone, rib strike 330/80 - crackle breccia
I223040	RGSM	Horsethief	4-Nov- 10	741336	4211938	2027	Brecciated jasperoids with jarositic alteration trending 165/70
I223041	RGSM	Horsethief	4-Nov- 10	741272	4211944	2026	Angular breccia on jasperoid (intensel silica replacement), weakly hematitic
I223042	RGSM	Horsethief	4-Nov- 10	741219	4211951	2019	Brecciated jasperoid, angular fragments supported by fine grain breccia matrix (silicified powder matrix??????)

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 121 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

Appendix B. Assay certificate, M Gray rock chip samples.

ALS Minerals

ALS Chemex de Mexico S.A. de C.V.
Ignacio Salazar 688, Local 5
Fracc. Los Vinedos
Hermosillo SONORA 83147
Phone: +52 (662) 218 4403 Fax: +52 (662) 218 4487
www.alsglobal.com

To: RESOURCE GEOSCIENCE DE MEXICO,SA DE CV
14 DE ABRIL #68
COL. SAN BENITO
HERMOSILLO SONORA

Page: 1
Finalized Date: 4- NOV- 2010
Account: RESGEO

CERTIFICATE EL10152592

Project: BAV
P.O. No.:
This report is for 17 Rock samples submitted to our lab in Elko, NV, USA on 21- OCT- 2010.
The following have access to data associated with this certificate:
MATT GRAY

SAMPLE PREPARATION

ALS CODE	DESCRIPTION
WEI- 21	Received Sample Weight
LOG- 22	Sample login - Rcd w/o BarCode
CRU- QC	Crushing QC Test
PUL- QC	Pulverizing QC Test
CRU- 31	Fine crushing - 70% <2mm
SPL- 21	Split sample - riffle splitter
PUL- 31	Pulverize split to 85% <75 um

ANALYTICAL PROCEDURES

ALS CODE	DESCRIPTION	INSTRUMENT
ME- ICP61	33 element four acid ICP- AES	ICP- AES
Ag- OG62	Ore Grade Ag - Four Acid	VARIABLE
ME- OG62	Ore Grade Elements - Four Acid	ICP- AES
Au- AA23	Au 30g FA- AA finish	AAS
Au- GRA21	Au 30g FA- GRAV finish	WST- SIM

The results of this assay were based solely upon the content of the sample submitted. Any decision to invest should be made only after the potential investment value of the claim or deposit has been determined based on the results of assays of multiple samples of geological materials collected by the prospective investor or by a qualified person selected by him/her and based on an evaluation of all engineering data which is available

To: RESOURCE GEOSCIENCE DE MEXICO,SA DE CV
ATTN: MATT GRAY
14 DE ABRIL #68
COL. SAN BENITO
HERMOSILLO SONORA

This is the Final Report and supersedes any preliminary report with this certificate number. Results apply to samples as submitted. All pages of this report have been checked and approved for release.

Signature:
Colin Ramshaw, Vancouver Laboratory Manager

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 122 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

ALS Minerals

ALS Chemex de México S.A. de C.V.
Ignacio Salazar 688, Local 5
Fracc. Los Viñedos
Hermosillo SONORA 83147
Phone: +52 (662) 218 4403 Fax: +52 (662) 218 4487
www.alsglobal.com

To: RESOURCE GEOSCIENCE DE MEXICO,SA DE CV
14 DE ABRIL #68
COL. SAN BENITO
HERMOSILLO SONORA

Page: 2 - A
Total # Pages: 2 (A - C)
Finalized Date: 4- NOV- 2010
Account: RESGEO

Project: BAV

CERTIFICATE OF ANALYSIS EL10152592

Sample Description	Method	WEI-21	Au-AA23	Au-GRA21	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61
	Analyte	Recvd Wt.	Au	Au	Ag	Al	As	Ba	Be	Bi	Ca	Cd	Co	Cr	Cu	Fe
	Units	kg	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%
	LOR	0.02	0.005	0.05	0.5	0.01	5	10	0.5	2	0.01	0.5	1	1	1	0.01
1223001		2.72	1.815		11.1	1.28	28	140	0.5	<2	0.10	<0.5	1	20	5	0.49
1223002		3.60	0.186		4.5	5.96	205	900	0.7	<2	0.26	<0.5	5	15	13	1.85
1223003		2.93	0.126		2.8	1.14	37	190	0.6	<2	0.11	<0.5	1	19	2	0.57
1223004		3.40	1.110		38.6	1.29	34	130	0.5	<2	0.14	<0.5	2	18	13	1.01
1223005		3.37	0.345		>100	0.98	27	760	0.7	<2	0.35	<0.5	1	22	20	0.74
1223006		2.17	0.284		7.0	6.44	449	1000	0.8	<2	0.12	<0.5	2	12	14	2.80
1223007		2.51	0.119		1.8	2.34	130	510	0.5	<2	0.06	<0.5	1	17	5	0.94
1223008		2.24	0.311		1.4	2.33	48	470	2.8	2	0.39	<0.5	3	43	4	0.81
1223009		1.64	0.008		<0.5	6.96	66	1100	3.1	<2	3.84	<0.5	5	17	3	2.47
1223010		2.68	1.880		3.1	0.94	22	300	2.5	<2	0.20	<0.5	2	24	2	0.37
1223011		1.10	>10.0	17.60	20.5	0.68	34	220	2.4	<2	0.05	<0.5	2	35	6	0.47
1223012		1.95	0.929		2.3	7.24	194	1280	2.7	<2	0.18	0.5	4	13	8	2.81
1223013		3.60	1.805		5.9	5.15	108	2010	2.8	<2	0.30	<0.5	3	18	10	1.48
1223014		2.49	0.027		0.6	0.27	18	130	13.2	<2	0.15	<0.5	1	35	1	0.34
1223015		3.44	0.010		<0.5	0.25	18	200	11.2	<2	0.03	<0.5	<1	42	1	0.36
1223016		1.87	0.029		1.7	0.40	22	60	8.6	2	0.15	<0.5	1	28	2	0.35
1223017		2.72	0.009		<0.5	0.19	16	160	8.4	<2	0.06	<0.5	<1	45	<1	0.28

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 123 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

ALS Chemex de Mexico S.A. de C.V
Ignacio Salazar 688, Local 5
Fracc. Los Viñedos
Hermosillo SONORA 83147
Phone: +52 (662) 218 4403 Fax: +52 (662) 218 4487
www.alsglobal.com

ALS Minerals

To: RESOURCE GEOSCIENCE DE MEXICO,SA DE CV
14 DE ABRIL #68
COL. SAN BENITO
HERMOSILLO SONORA

Page: 2 - B
Total # Pages: 2 (A - C)
Finalized Date: 4- NOV- 2010
Account: RESGEO

Project: BAV

CERTIFICATE OF ANALYSIS EL10152592

Sample Description	Method	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61
	Analyte	Ga	K	La	Mg	Mn	Mo	Na	Ni	P	Pb	S	Sb	Sc	Sr	Th
	Units	ppm	%	ppm	%	ppm	ppm	%	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm
	LOR	10	0.01	10	0.01	5	1	0.01	1	10	2	0.01	5	1	1	20
I223001		<10	0.85	10	0.07	72	6	0.02	1	200	7	0.04	19	1	84	<20
I223002		20	4.06	20	0.18	360	1	0.24	5	750	8	0.03	18	7	188	<20
I223003		<10	0.59	10	0.05	85	8	0.02	2	500	17	0.07	17	2	72	<20
I223004		<10	0.53	10	0.12	132	6	0.01	2	640	67	0.02	19	4	39	<20
I223005		10	0.42	10	0.07	185	13	0.02	1	2300	842	0.18	19	2	121	<20
I223006		10	4.38	20	0.25	204	2	0.19	3	870	11	0.01	30	8	158	<20
I223007		10	1.64	10	0.07	75	2	0.18	1	410	4	0.02	22	2	62	<20
I223008		10	2.44	25	0.09	360	<1	0.12	8	360	8	0.02	32	2	62	<20
I223009		30	4.47	60	0.23	273	<1	1.11	5	1590	18	0.10	27	6	317	<20
I223010		<10	0.78	10	0.06	108	28	0.04	8	160	5	0.06	31	1	63	<20
I223011		<10	0.48	10	0.01	57	348	0.03	8	50	17	0.12	28	<1	53	<20
I223012		20	4.54	50	0.15	2340	3	0.54	5	750	29	0.04	19	5	323	<20
I223013		10	3.87	40	0.13	305	9	0.38	5	790	29	0.16	22	4	248	<20
I223014		20	0.16	10	0.02	348	<1	0.03	2	40	7	0.03	245	<1	15	<20
I223015		10	0.12	10	0.01	70	<1	0.03	1	30	4	0.02	286	<1	21	<20
I223016		10	0.28	10	0.02	87	<1	0.04	3	40	21	0.03	222	<1	17	<20
I223017		10	0.36	10	0.01	49	<1	0.03	1	30	<2	0.01	228	<1	17	<20

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 124 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

ALS Chemex de Mexico S.A. de C.V.
Ignacio Salazar 688, Local 5
Fracc. Los Viñedos
Hermosillo SONORA 83147
Phone: +52 (662) 218 4403 Fax: +52 (662) 218 4487
www.alsglobal.com

ALS Minerals

To: RESOURCE GEOSCIENCE DE MEXICO,SA DE CV
14 DE ABRIL #68
COL. SAN BENITO
HERMOSILLO SONORA

Page: 2 - C
Total # Pages: 2 (A - C)
Finalized Date: 4- NOV- 2010
Account: RESGEO

Project: BAV

CERTIFICATE OF ANALYSIS EL10152592

Sample Description	Method / Analyte / Units / LOR	ME-ICP61 Ti % 0.01	ME-ICP61 Tl ppm 10	ME-ICP61 U ppm 10	ME-ICP61 V ppm 1	ME-ICP61 W ppm 10	ME-ICP61 Zn ppm 2	Ag-OG62 Ag ppm 1
I223001		0.04	<10	<10	33	<10	21	
I223002		0.25	<10	<10	52	<10	45	
I223003		0.04	<10	<10	28	<10	5	
I223004		0.03	<10	<10	82	<10	69	
I223005		0.01	<10	<10	64	<10	228	229
I223006		0.28	<10	<10	74	<10	42	
I223007		0.09	<10	<10	29	<10	12	
I223008		0.10	<10	<10	24	<10	54	
I223009		0.20	<10	<10	46	10	29	
I223010		0.02	<10	<10	21	<10	7	
I223011		0.02	<10	<10	30	<10	35	
I223012		0.30	10	<10	71	10	104	
I223013		0.25	10	<10	63	10	54	
I223014		0.01	<10	<10	8	<10	113	
I223015		0.01	<10	<10	3	<10	13	
I223016		0.02	<10	<10	12	<10	28	
I223017		0.01	<10	<10	2	<10	9

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 125 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

ALS Chemex de Mexico S.A. de C.V
Ignacio Salazar 688, Local 5
Fracc. Los Viñedos
Hermosillo SONORA 83147
Phone: +52 (662) 218 4403 Fax: +52 (662) 218 4487
www.alsglobal.com

To: RESOURCE GEOSCIENCE DE MEXICO,SA DE CV
14 DE ABRIL #68
COL. SAN BENITO
HERMOSILLO SONORA

Page: 1
Finalized Date: 11- NOV- 2010
Account: RESGEO

CERTIFICATE EL10163433

Project: BPV

P.O. No.:

This report is for 33 Rock samples submitted to our lab in Elko, NV, USA on 5- NOV- 2010.

The following have access to data associated with this certificate:

MATT GRAY		

SAMPLE PREPARATION

ALS CODE	DESCRIPTION
WEI- 21	Received Sample Weight
LOG- 22	Sample login - Rcd w/o BarCode
PUL- QC	Pulverizing QC Test
CRU- 31	Fine crushing - 70% <2mm
SPL- 21	Split sample - riffle splitter
PUL- 31	Pulverize split to 85% <75 um

ANALYTICAL PROCEDURES

ALS CODE	DESCRIPTION	INSTRUMENT
ME- ICP61	33 element four acid ICP- AES	ICP- AES
Au- AA23	Au 30g FA- AA finish	AAS

The results of this assay were based solely upon the content of the sample submitted. Any decision to invest should be made only after the potential investment value of the claim or deposit has been determined based on the results of assays of multiple samples of geological materials collected by the prospective investor or by a qualified person selected by him/her and based on an evaluation of all engineering data which is available

To: RESOURCE GEOSCIENCE DE MEXICO,SA DE CV
ATTN: MATT GRAY
14 DE ABRIL #68
COL. SAN BENITO
HERMOSILLO SONORA

This is the Final Report and supersedes any preliminary report with this certificate number. Results apply to samples as submitted. All pages of this report have been checked and approved for release.

Signature:
Colin Ramshaw, Vancouver Laboratory Manager

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 126 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

ALS Chemex de Mexico S.A. de C.V.
Ignacio Salazar 688, Local 5
Fracc. Los Viñedos
Hermosillo SONORA 83147
Phone: +52 (662) 218 4433 Fax: +52 (662) 218 4487
www.alsglobal.com

ALS Minerals

To: RESOURCE GEOSCIENCE DE MEXICO,SA DE CV
14 DE ABRIL #68
COL. SAN BENITO
HERMOSILLO SONORA

Page: 2 - A
Total # Pages: 2 (A - C)
Finalized Date: 11- NOV- 2010
Account: RESGEO

Project: BPV

CERTIFICATE OF ANALYSIS EL10163433

Sample Description	Method / Analyte / Units / LOR	WEI-21 Recvd Wt. kg 0.02	Au-AA23 Au ppm 0.005	ME-ICP61 Ag ppm 0.5	ME-ICP61 Al % 0.01	ME-ICP61 As ppm 5	ME-ICP61 Ba ppm 10	ME-ICP61 Be ppm 0.5	ME-ICP61 Bi ppm 2	ME-ICP61 Ca % 0.01	ME-ICP61 Cd ppm 0.5	ME-ICP61 Co ppm 1	ME-ICP61 Cr ppm 1	ME-ICP61 Cu ppm 1	ME-ICP61 Fe % 0.01	ME-ICP61 Ga ppm 10
I223018		2.31	0.006	<0.5	0.18	7	30	<0.5	<2	29.7	<0.5	1	1	1	0.28	<10
I223019		2.68	0.006	<0.5	0.38	10	<10	<0.5	2	22.8	<0.5	8	2	1	0.20	<10
I223020		3.00	0.032	<0.5	1.00	13	40	0.6	<2	0.71	<0.5	1	18	2	0.54	<10
I223021		2.43	<0.005	<0.5	0.13	254	50	<0.5	<2	0.82	<0.5	<1	20	3	10.35	<10
I223022		3.82	0.009	<0.5	0.06	<5	3340	<0.5	<2	20.0	<0.5	<1	<1	<1	0.20	<10
I223023		3.97	<0.005	<0.5	0.73	16	440	<0.5	2	26.4	<0.5	<1	1	1	1.13	<10
I223024		3.41	0.115	<0.5	0.33	45	100	0.6	<2	0.58	<0.5	<1	24	2	3.83	<10
I223025		3.14	0.025	<0.5	0.44	38	70	<0.5	<2	0.12	<0.5	2	26	8	3.87	<10
I223026		2.03	0.030	<0.5	0.52	21	140	<0.5	<2	0.12	<0.5	<1	39	7	3.84	<10
I223027		2.86	0.050	<0.5	2.22	86	170	0.6	<2	0.14	<0.5	5	29	10	1.86	10
I223028		2.10	0.025	<0.5	0.33	14	40	<0.5	<2	0.27	<0.5	1	27	3	3.41	<10
I223029		2.64	0.182	<0.5	1.17	97	190	<0.5	<2	0.31	0.9	2	24	11	1.02	10
I223030		4.00	0.147	<0.5	0.89	33	90	<0.5	<2	1.06	<0.5	1	17	4	3.54	<10
I223031		4.02	0.454	0.8	1.81	72	120	0.5	<2	0.04	<0.5	2	27	32	1.36	10
I223032		3.83	0.753	0.9	2.79	743	380	0.8	<2	0.05	<0.5	2	34	107	3.02	20
I223033		5.47	0.641	<0.5	1.79	462	270	0.6	2	0.06	<0.5	2	33	31	3.77	10
I223034		3.54	0.025	<0.5	0.38	90	360	0.5	2	0.38	<0.5	2	19	60	1.33	<10
I223035		3.40	<0.005	<0.5	0.66	308	90	2.0	<2	0.21	<0.5	1	35	4	6.87	<10
I223036		3.03	<0.005	<0.5	0.16	98	30	<0.5	<2	0.24	<0.5	1	34	2	2.88	<10
I223037		3.33	<0.005	<0.5	0.18	141	60	0.6	2	0.41	<0.5	<1	26	3	7.13	<10
I223038		2.14	<0.005	<0.5	0.24	363	70	0.6	3	0.23	<0.5	<1	38	3	6.12	<10
I223039		2.01	0.096	<0.5	0.58	38	40	0.6	<2	0.48	<0.5	1	47	3	1.44	<10
I223040		2.43	0.178	0.8	1.07	70	50	1.0	<2	0.34	<0.5	1	25	3	0.85	<10
I223041		2.50	0.158	<0.5	0.66	40	80	0.9	<2	0.30	<0.5	1	39	3	0.84	<10
I223042		3.08	0.148	<0.5	0.88	64	90	0.9	2	0.19	<0.5	<1	39	6	0.79	<10
I223043		1.88	0.150	<0.5	2.01	70	390	0.8	<2	0.15	<0.5	2	34	11	1.05	10
I223044		1.98	0.058	1.7	0.47	84	210	<0.5	3	0.16	<0.5	2	20	87	1.07	<10
I223045		2.46	<0.005	<0.5	0.32	6	60	<0.5	2	0.12	<0.5	<1	23	2	0.48	<10
I223046		2.10	0.009	<0.5	0.50	14	70	<0.5	<2	3.73	<0.5	1	12	2	0.35	<10
I223047		2.21	0.048	<0.5	0.87	32	110	<0.5	<2	0.55	<0.5	1	23	4	0.79	<10
I223048		1.92	<0.005	2.0	0.33	85	180	<0.5	2	0.84	<0.5	1	12	496	1.53	<10
I223049		2.59	0.363	3.8	0.33	418	170	0.8	2	0.21	<0.5	<1	23	48	0.80	10
I223050		1.88	1.255	<0.5	1.20	384	310	0.6	2	0.11	<0.5	11	22	59	1.60	<10

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 127 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

ALS Minerals

ALS Chemex de Mexico S.A. de C.V.
Ignacio Salazar 688, Local 5
Fracc. Los Viñedos
Hermosillo SONORA 83147
Phone: +52 (662) 218 4403 Fax: +52 (662) 218 4487
www.alsglobal.com

To: RESOURCE GEOSCIENCE DE MEXICO,SA DE CV
14 DE ABRIL #68
COL. SAN BENITO
HERMOSILLO SONORA

Page: 2 - B
Total # Pages: 2 (A - C)
Finalized Date: 11- NOV- 2010
Account: RESGEO

Project: BPV

CERTIFICATE OF ANALYSIS EL10163433

Sample Description	Method / Analyte / Units / LOR	ME-ICP61 K % 0.01	ME-ICP61 La ppm 10	ME-ICP61 Mg % 0.01	ME-ICP61 Mn ppm 5	ME-ICP61 Mo ppm 1	ME-ICP61 Na % 0.01	ME-ICP61 Ni ppm 1	ME-ICP61 P ppm 10	ME-ICP61 Pb ppm 2	ME-ICP61 S % 0.01	ME-ICP61 Sb ppm 5	ME-ICP61 Sc ppm 1	ME-ICP61 Sr ppm 1	ME-ICP61 Th ppm 20	ME-ICP61 Ti % 0.01
I223018		0.05	<10	8.78	724	<1	0.02	<1	150	<2	0.01	<5	1	48	<20	0.01
I223019		2.18	<10	10.30	147	<1	0.03	<1	280	4	0.02	<5	1	68	<20	0.02
I223020		0.37	<10	0.12	102	16	0.02	5	890	7	0.01	21	1	8	<20	0.06
I223021		0.74	10	0.34	38	8	0.18	2	3720	10	1.84	53	1	105	<20	0.04
I223022		0.02	<10	6.87	202	<1	0.01	<1	70	18	0.17	<5	<1	1250	<20	<0.01
I223023		0.27	<10	0.27	3800	<1	0.01	1	890	8	0.01	<5	1	223	<20	0.03
I223024		0.14	<10	0.04	73	6	0.02	5	1200	4	0.03	24	<1	34	<20	0.03
I223025		0.11	<10	0.02	81	6	0.01	9	40	8	0.01	23	<1	12	<20	0.02
I223026		0.11	<10	0.02	98	4	0.01	4	70	7	0.08	27	<1	27	<20	0.03
I223027		0.87	10	0.11	82	5	0.02	11	120	16	0.01	24	3	15	<20	0.10
I223028		0.25	<10	0.02	62	1	0.01	3	90	4	0.01	11	<1	16	<20	0.01
I223029		0.32	10	0.06	66	1	0.01	6	1060	5	0.01	19	1	100	<20	0.07
I223030		0.26	10	0.05	74	<1	0.01	3	170	3	0.01	17	<1	47	<20	0.05
I223031		0.73	10	0.11	243	8	0.01	7	100	20	0.01	28	2	13	<20	0.08
I223032		1.17	10	0.17	120	5	0.02	5	160	151	0.04	145	2	79	<20	0.12
I223033		0.67	10	0.10	112	17	0.01	5	170	100	0.03	42	1	45	<20	0.20
I223034		0.06	<10	0.09	801	7	0.01	7	830	45	0.03	125	<1	40	<20	0.01
I223035		0.12	10	0.04	312	20	0.02	6	2180	5	0.08	14	1	204	<20	0.03
I223036		0.04	<10	0.05	222	5	0.01	2	780	2	0.08	9	<1	13	<20	0.01
I223037		0.05	<10	0.04	138	3	0.02	2	870	4	0.07	19	<1	17	<20	0.01
I223038		0.04	<10	0.05	257	10	0.01	3	560	3	0.05	23	<1	13	<20	0.01
I223039		0.11	10	0.03	98	16	0.01	4	2360	6	0.08	18	1	88	<20	0.04
I223040		0.24	10	0.04	82	7	0.01	6	2380	7	0.16	21	1	111	<20	0.18
I223041		0.14	<10	0.05	140	11	0.01	4	800	4	0.02	28	<1	22	<20	0.06
I223042		0.17	20	0.04	111	10	0.01	10	520	11	0.07	25	<1	35	<20	0.03
I223043		0.87	20	0.10	64	3	0.02	10	110	11	0.01	41	2	22	<20	0.09
I223044		0.12	10	0.02	98	5	0.01	5	110	136	0.01	104	<1	31	<20	0.02
I223045		0.06	10	0.02	87	<1	0.01	2	80	7	0.01	10	<1	18	<20	0.01
I223046		0.11	10	0.08	207	<1	0.01	4	790	7	<0.01	8	<1	40	<20	0.02
I223047		0.21	20	0.05	95	<1	0.01	5	1100	16	0.01	22	1	30	<20	0.03
I223048		0.08	10	0.10	1230	<1	0.02	3	190	25	0.30	287	<1	26	<20	0.01
I223049		0.05	10	0.03	162	52	0.01	3	130	347	0.35	221	<1	27	<20	<0.01
I223050		0.45	20	0.10	735	4	0.01	8	80	525	0.30	88	1	78	<20	0.08

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 128 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

ALS Minerals
ALS Chemex de Mexico S.A. de C.V.
Ignacio Salazar 688, Local 5
Fracc. Los Viñedos
Hermosillo SONORA 83147
Phone: +52 (662) 218 4403 Fax: +52 (662) 218 4487
www.alsglobal.com

To: RESOURCE GEOSCIENCE DE MEXICO,SA DE CV
14 DE ABRIL #68
COL. SAN BENITO
HERMOSILLO SONORA

Page: 2 - C
Total # Pages: 2 (A - C)
Finalized Date: 11- NOV- 2010
Account: RESGEO

Project: BPV

CERTIFICATE OF ANALYSIS EL10163433

Sample Description	Method / Analyte / Units / LOR	ME-ICP61 Tl ppm 10	ME-ICP61 U ppm 10	ME-ICP61 V ppm 1	ME-ICP61 W ppm 10	ME-ICP61 Zn ppm 2
I223018		<10	<10	2	<10	32
I223019		<10	<10	8	60	8
I223020		<10	<10	18	<10	6
I223021		<10	<10	88	<10	7
I223022		<10	<10	<1	<10	21
I223023		<10	<10	7	<10	103
I223024		<10	<10	16	<10	3
I223025		<10	<10	8	<10	16
I223026		<10	<10	8	<10	2
I223027		<10	<10	31	<10	16
I223028		<10	<10	4	<10	2
I223029		<10	<10	38	<10	47
I223030		<10	<10	8	<10	7
I223031		<10	<10	35	<10	2
I223032		<10	<10	47	<10	14
I223033		<10	<10	40	<10	39
I223034		<10	<10	11	<10	8
I223035		<10	<10	48	<10	85
I223036		<10	<10	27	<10	17
I223037		<10	<10	36	<10	13
I223038		<10	<10	28	<10	8
I223039		<10	<10	20	<10	14
I223040		<10	<10	33	<10	8
I223041		<10	<10	12	<10	5
I223042		<10	<10	18	<10	7
I223043		<10	<10	80	<10	34
I223044		<10	<10	9	<10	28
I223045		<10	<10	3	<10	3
I223046		<10	<10	4	<10	9
I223047		<10	<10	11	<10	38
I223048		<10	<10	8	<10	24
I223049		<10	10	3	<10	2
I223050		<10	<10	23	<10	18

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 129 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

Appendix C. Bellview project historic drillhole locations.

Drillhole	UTM E NAD27	UTM N NAD27	Elev m
93B01	616,811	4,438,301	2,229
93B02	616,713	4,439,008	2,195
93B03	616,842	4,438,303	2,229
93B04	616,837	4,439,009	2,182
93B05	617,018	4,437,868	2,242
93B06	616,596	4,436,617	2,129
93B06A	616,596	4,436,617	2,129
93B07	616,788	4,438,435	2,219
93B08	616,630	4,436,617	2,128
93B09	616,821	4,438,437	2,218
93B10	616,535	4,436,614	2,124
93B11	616,799	4,437,928	2,247
93B12	616,622	4,436,797	2,169
93B13	616,858	4,437,928	2,245
93B14	616,585	4,436,803	2,165
93B15	616,862	4,437,868	2,256
93B17	616,894	4,437,861	2,254
93B19	616,955	4,437,864	2,250
93B21	617,425	4,437,487	2,232
93B22	617,400	4,437,482	2,233
93B23	616,888	4,436,724	2,134
B95001	no data
B95002	no data
BRC1	615,832	4,437,647	2,110
BRC2	616,060	4,437,631	2,131
BRC3	615,808	4,438,100	2,078
BV8302	616,891	4,438,490	2,215
BV8303	616,888	4,438,429	2,220
BV8304	616,613	4,438,271	2,195
BV8305	616,311	4,437,990	2,143
BV8306
BV8308	616,038	4,437,749	2,121
BV8309	616,308	4,437,708	2,158
BV8310	616,625	4,438,719	2,172
BV8311	616,192	4,437,537	2,140
BV8312	616,358	4,437,676	2,171
BV8313	616,588	4,437,687	2,218
BV8314	616,763	4,438,411	2,218
BV8315	616,738	4,438,324	2,223
BV8316	616,849	4,438,224	2,220

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 130 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

BV8317	616,611	4,438,330	2,199
BV8320	616,292	4,437,527	2,164
BV8321	616,320	4,437,482	2,167
BV8322	616,306	4,437,454	2,161
BV8323	617,190	4,437,729	2,219
BV8401	616,347	4,437,390	2,155
BV8402	616,334	4,437,382	2,149
BV8403	616,344	4,437,347	2,145
BV8404	616,529	4,438,378	2,183
BV8405	616,446	4,438,363	2,167
BV8406	616,559	4,438,391	2,190
BV8407	616,582	4,438,392	2,195
BV8408	616,632	4,438,390	2,209
BV8409	616,658	4,438,407	2,214
BV8410	616,659	4,438,402	2,215
BV8411	616,690	4,438,464	2,209
BV8412	616,714	4,438,464	2,215
BV8413	616,708	4,438,408	2,221
BV8414	616,808	4,438,428	2,214
BV8415	616,772	4,438,441	2,214
BV8416	616,734	4,438,526	2,200
BV8417	616,706	4,438,542	2,196
BV8418	616,692	4,438,517	2,201
BV8419	616,679	4,438,503	2,203
BV8420	616,662	4,438,477	2,209
BV8421	616,629	4,438,473	2,206
BV8422	616,628	4,438,446	2,208
BV8423	616,676	4,438,538	2,196
BV8424	616,664	4,438,523	2,198
BV8425	616,661	4,438,553	2,192
BV8426	616,638	4,438,555	2,191
BV8427	616,891	4,437,883	2,254
BV8428	617,011	4,437,788	2,243
BV8429	616,596	4,436,777	2,158
BV8430	616,672	4,436,676	2,135
BV8431	616,608	4,436,716	2,145
BV8801	616,449	4,436,588	2,120
BV8802	616,673	4,436,588	2,115
BV8803	617,299	4,438,808	2,274
BV8804	617,154	4,438,649	2,267
BV8805	616,793	4,438,494	2,201
BV8806	616,769	4,438,430	2,215
BV8807	616,797	4,438,411	2,217

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 131 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

BV8808	616,334	4,437,844	2,146
BV8809	616,328	4,437,763	2,158
BV8810	616,316	4,437,374	2,143
BV8811	616,210	4,437,506	2,141
BV8812	616,799	4,436,615	2,121
BV8813	616,772	4,438,501	2,201
BV8814	616,791	4,438,439	2,213
BV8815	616,801	4,438,389	2,220
BV8816	616,838	4,438,364	2,221
BV8917	616,537	4,438,462	2,188
BV8918	616,515	4,438,408	2,181
BV8919	616,519	4,438,338	2,177
BV8920	616,566	4,438,360	2,190
BV8921	616,604	4,438,538	2,193
BV8922	616,564	4,438,518	2,192
BV8923	616,559	4,438,426	2,192
BV8924	616,587	4,438,480	2,197
BV8925	616,591	4,438,447	2,199
BV8926	616,621	4,438,501	2,200
BV8927	616,811	4,438,352	2,222
BV8928	616,821	4,438,388	2,220
BV8929	616,810	4,438,428	2,214
BV8930	616,802	4,438,452	2,211
BV8931	616,840	4,438,472	2,208
BV8932	616,868	4,438,463	2,212
BV8933	616,857	4,438,435	2,214
BV8934	616,853	4,438,404	2,218
BV8935	616,849	4,438,341	2,224
BV8936	616,882	4,438,399	2,221
BV8937	616,872	4,438,368	2,223
BV8938	616,878	4,438,338	2,224
BV8939	616,822	4,438,412	2,217
BV8940	616,830	4,438,442	2,212
BV8941	616,866	4,438,495	2,210
BV8942	616,784	4,438,460	2,210
BV8943	616,735	4,438,529	2,200
BV8944	616,760	4,438,458	2,213
BV8945	616,897	4,438,455	2,220
BV8946	616,834	4,438,314	2,224
BV8947	616,831	4,438,282	2,223
BV8948	616,867	4,438,302	2,223
BV8949	616,860	4,438,274	2,221
BV8950	616,900	4,438,295	2,223

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 132 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

BV8951	616,876	4,438,180	2,217
BV8952	616,848	4,438,140	2,214
BV8953	616,708	4,438,488	2,215
BV8954	616,713	4,438,472	2,215
BV8955	616,760	4,438,416	2,218
BV8956	616,855	4,438,381	2,220
BV8957	616,829	4,438,333	2,223
BV8958	616,859	4,438,325	2,224
BV8959	616,851	4,438,294	2,223
BV8960	616,882	4,438,267	2,221
BV8961	616,844	4,438,249	2,221
BV8962	616,875	4,438,240	2,220
BV8963	616,889	4,438,317	2,224
BV8964	616,914	4,438,161	2,218
BV8965	616,879	4,438,140	2,216
BV8966	616,872	4,438,111	2,215
BV8967	616,883	4,438,045	2,222
BV8968	616,914	4,438,268	2,221
DB01	616,838	4,438,497	2,205
DB02	616,814	4,438,552	2,193
DB03	616,790	4,438,544	2,194
DB04	616,772	4,438,523	2,197
DB05	616,809	4,438,485	2,204
DB06	616,739	4,438,503	2,204
DB07	616,780	4,438,476	2,207
DB08	616,751	4,438,404	2,220
DB09	616,733	4,438,419	2,216
DB10	616,789	4,438,417	2,216
DH01	616,837	4,438,525	2,200
DH02	616,893	4,438,214	2,218
DH03	616,863	4,438,205	2,219
DH04	616,830	4,438,227	2,221
DH05	616,816	4,438,256	2,222
DH06	616,804	4,438,286	2,224
DH07	616,779	4,438,311	2,224
DH08	616,779	4,438,343	2,224
DH09	616,786	4,438,375	2,222
DH10	616,770	4,438,402	2,219
DH11	616,755	4,438,423	2,217
DH12	616,757	4,438,466	2,211
DH13	616,757	4,438,503	2,201
DH14	616,606	4,438,394	2,201
DH15	616,496	4,438,374	2,174

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 133 of 134

Resource Geosciences de Mexico SA de CV
Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview, and Horsethief Gold
Projects, Nevada, USA

DH16	616,360	4,438,320	2,142
DH19	616,856	4,438,165	2,216
DH20	616,840	4,438,197	2,219
DH21	616,824	4,438,190	2,219
DH22	616,765	4,438,169	2,217
DH24	616,699	4,438,139	2,197
DH29	617,043	4,438,004	2,237
DH30	616,935	4,437,925	2,245
DH31	616,758	4,437,883	2,254
DH33	616,601	4,437,789	2,217
DH34	616,486	4,437,728	2,192
DH39	616,259	4,437,143	2,149
DH48	617,319	4,437,561	2,252
DH49	617,364	4,437,456	2,242
DH51	617,153	4,437,107	2,193
DH54	616,522	4,436,976	2,181
DH58	616,982	4,436,928	2,143
DH59	616,799	4,438,320	2,224
DH60	616,727	4,438,229	2,220
DH61	616,797	4,438,225	2,223
DH62	616,792	4,438,350	2,223
DH64	616,925	4,438,225	2,220
DH65	616,501	4,437,000	2,178
DH66	616,352	4,437,118	2,160
DH69	616,800	4,438,512	2,198
DH70	616,726	4,438,568	2,188
DH72	616,606	4,438,575	2,186
DH73	616,541	4,438,561	2,187
DH75	616,926	4,438,632	2,214
DH84	616,502	4,438,473	2,181
VIEW1	617,993	4,435,553	2,135
VIEW2	617,057	4,438,281	2,238
VIEW3	616,501	4,438,413	2,179
VIEW4	616,212	4,437,305	2,136
VIEW5	616,621	4,436,518	2,101
VIEW6	616,481	4,436,912	2,162

Matthew D. Gray C.P.G. #10688 26 November 2010 Amended 7 December 2010	Page 134 of 134